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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on June 18, 2015
pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Amendment No. 1 to
Confidential Submission on

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Houlihan Lokey, Inc.
(Exact name of registrant as specified in its charter)

California* (State or other jurisdiction of incorporation or organization)	6282 (Primary Standard Industrial Classification Code Number)	95-2770395 (I.R.S. Employer Identification No.)

10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067
Telephone: (310) 553-8871
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher M. Crain, Esq.
General Counsel
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067
Telephone: (310) 553-8871
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc D. Jaffe, Esq. Courtenay Myers Lima, Esq. Ryan K. deFord, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Greg Fernicola, Esq. Andrea Nicolas, Esq. Gregg Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, NY 10036 Telephone: (212) 735-3000 Fax: (212) 735-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Class A common stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the selling stockholders to the underwriters is exercised.

(3)
To be paid in connection with the initial filing of the registration statement.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*
Prior to the closing of this offering, Houlihan Lokey, Inc. will undergo a corporate reorganization, as a part of which it will re-incorporate under the laws of the State of Delaware.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                , 2015

PRELIMINARY PROSPECTUS

Shares

Class A Common Stock

        This is an initial public offering of Houlihan Lokey, Inc. The selling stockholders, including an affiliate of ORIX USA Corporation, and certain employees and members of our management, are selling                shares of Class A common stock in this offering. We will not receive any of the proceeds from the sale of our Class A common stock by the selling stockholders in this offering.

        Houlihan Lokey, Inc. has two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately        % of the voting power of our outstanding capital stock immediately following the completion of this offering.

        Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price for our Class A common stock will be between $            and $            per share. We intend to apply to have our Class A common stock listed on the New York Stock Exchange under the symbol "HLI."

        We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 21.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See "Underwriting (Conflict of Interest)" for a description of the compensation payable to the underwriters.

        The selling stockholders have granted the underwriters the right to purchase up to an additional                        shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions. We will not receive any of the proceeds from the sale of our Class A common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock.

        The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                , 2015.

BofA Merrill Lynch	Goldman, Sachs & Co.

Houlihan Lokey

The date of this prospectus is                , 2015.

HOULIHAN LOKEY

Advancing your vision.

We help our clients achieve superior outcomes by providing thoughtful, caring advice while acting with honor and integrity. We are strategic in our approach to growth and are committed to creating lasting value for our shareholders. We maintain an intellectually stimulating, fair, and fun place to work. We seek to improve our local and global communities through the responsible and direct actions of our firm and its people.

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.

        For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See "Underwriting (Conflict of Interest)."

i

 BASIS OF PRESENTATION

        In connection with the closing of this offering, we will effect a corporate reorganization, which we refer to as the "corporate reorganization." Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the corporate reorganization, including the making of a distribution prior to the consummation of this offering to our existing owners consisting of cash in the amount of $        and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015), and this offering, which we refer to collectively as the "transactions." See "Organizational Structure" for a description of the transactions.

TRADEMARKS

        This prospectus includes our trademarks, trade names and service marks, such as "HL," "Houlihan Lokey" and "Houlihan Lokey Howard & Zukin," which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

        The industry, market and competitive position data referenced throughout this prospectus are based on research, industry and general publications, including surveys and studies conducted by third parties. Industry rankings are as reported by Thomson Reuters unless otherwise noted. Thomson Reuters industry rankings are sourced through direct deal submissions from financial institutions coupled with research performed by Thomson Reuters analysts. Industry publications, surveys and studies generally state that they have been obtained from sources believed to be reliable. We have not independently verified such third party information. While we are not aware of any misstatements regarding any industry, market or similar data presented herein, such data involve uncertainties and are subject to change based on various factors, including those discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

        In this prospectus, we use the term "independent investment banks" or "independent advisors" when referring to ourselves and other investment banks or financial advisors that are primarily focused on advisory services and that conduct no or limited commercial banking, lending, or securities sales and trading activities, which we believe are well positioned to provide uncompromised advice that is less subject to conflicts of interest arising from non-advisory services. We consider independent investment banks to be our publicly traded peers, including Evercore Partners Inc., Greenhill & Co., Inc., Lazard Ltd and Moelis & Company. In this prospectus, we use the term "mid-cap" when referring to transactions with a value below $1 billion and "large-cap" when referring to transactions with a value in excess of or equal to $1 billion.

ii

 PROSPECTUS SUMMARY

        This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. Before investing in our Class A common stock, you should carefully read the entire prospectus, including the financial data and related notes and the section entitled "Risk Factors." Some of the statements in this prospectus constitute forward-looking statements. Unless the context otherwise requires, the terms the "Company," "Houlihan Lokey, Inc." "Houlihan Lokey," "HL," "we," "us" and "our" refer to (i) prior to the corporate reorganization described under "Organizational Structure," Houlihan Lokey, Inc., a California corporation ("HL CA"), and (ii) following such corporate reorganization, Houlihan Lokey, Inc., a Delaware corporation ("HL DE"), and, in each case, unless otherwise stated, all of its subsidiaries. We use the term "ORIX USA" to refer to ORIX USA Corporation, a Delaware corporation and a wholly owned subsidiary of ORIX Corporation, a Japanese corporation. References to ORIX USA as a holder of our shares and as a selling stockholder mean ORIX USA acting through its indirect wholly owned subsidiary, ORIX HLHZ Holding, LLC, a Delaware limited liability company. We use the term "Fram" to refer to Fram Holdings, Inc., a Delaware corporation and our current indirect parent. Our fiscal year ends on March 31st; references to fiscal 2015, fiscal 2014 and fiscal 2013 are to the fiscal years ended March 31, 2015, 2014 and 2013, respectively; references in this prospectus to years are to calendar years unless otherwise noted.

Overview

        Established in 1972, Houlihan Lokey is a leading global independent investment bank with expertise in mergers and acquisitions ("M&A"), financings, financial restructurings and financial advisory services. Through our offices in the United States, Europe, Asia and Australia, we serve a diverse set of clients worldwide including corporations, financial sponsors and government agencies. We provide our financial professionals with an integrated platform that enables them to deliver meaningful and differentiated advice to our clients. We advise our clients on critical strategic and financial decisions employing a rigorous analytical approach coupled with deep product and industry expertise. We market our services through our product areas, our industry groups and our Financial Sponsors group, serving our clients in three primary business practices: Corporate Finance (encompassing M&A and capital markets advisory), Financial Restructuring (both out-of-court and in formal bankruptcy or insolvency proceedings) and Financial Advisory Services (including financial opinions and a variety of valuation and financial consulting services).

        As of March 31, 2015, we had a team of 668 financial professionals across 17 offices globally and an additional three offices through our joint ventures, serving approximately 800 clients annually over the past several years, ranging from closely held companies to Fortune Global 500 corporations. Our Corporate Finance group is the leading M&A and capital markets advisor for mid-cap transactions. We were ranked the #1 M&A advisor for United States transactions under $5 billion in 2014 and we have been the #1 M&A advisor for United States mid-cap transactions every year for the last nine years (2006-2014). We also have one of the largest, most experienced restructuring practices globally, having advised on more than 1,000 restructuring transactions, including 12 of the 15 largest United States bankruptcies, since 2000. In 2014, we were ranked as the #1 global financial restructuring advisor and in 2013, we were recognized as the Global Restructuring Advisor of the Year by the International Financing Review ("IFR") and European Restructuring House of the Year by Financial News, in addition to receiving recognition for our roles on seminal and complex United States and cross-border M&A transactions in 2013 and 2014. Finally, we are a respected market leader in Financial Advisory Services, as we have been ranked as the #1 U.S. M&A fairness opinions advisor over the past ten years.

        We are committed to a set of principles that serve as the backbone to our success. Independent advice and intellectual rigor, combined with consistent senior-level involvement, are hallmarks of our commitment to client service. Our entrepreneurial culture engenders the flexibility to collaborate across our business practices to provide world-class solutions for our clients. Our broad based employee ownership serves to align the interests of employees and shareholders and further encourages a collaborative environment where our Corporate Finance, Financial Restructuring and Financial Advisory Services groups work together productively and creatively to solve our clients' most critical financial issues. We enter into businesses or offer services where we believe we can excel based on our expertise, analytical sophistication, industry focus and competitive dynamics. Finally, we remain independent and specialized, focusing on advisory products and market segments where our expertise is both differentiating and less subject to conflicts of interest arising from non-advisory services, and where we believe we can be a market leader in a particular segment. We do not lend or engage in any securities sales and trading operations or research which might conflict with our clients' interests.

        We believe that the continuity of our senior leadership over an extended period of time has contributed to our differentiated business model and unique culture. The four members of our Office of the Executives have been employed by us for an average of 27 years. In addition, we have experienced very low turnover across our Managing Director ranks, with the tenure of our Managing Directors averaging ten years. We believe this continuity of leadership and partnership culture is unique in the investment banking industry and results in increased collaboration across our product and industry groups.

        Due to our diversified business mix, our Corporate Finance and Financial Restructuring practices have historically acted as natural balances to each other, helping us grow our revenues and profitability throughout economic cycles. Our institutional flexibility and product mix provide our bankers with opportunities to advise their clients in almost any market conditions, thereby reducing our historical need to make significant downward adjustments to our employee base in challenging market conditions. From 2000 to 2015, our revenues grew from $144.1 million to $680.9 million, and our net income during the same period grew from $15.6 million to $79.9 million.

        Shown below are select transactions across our industry groups and product lines:

Ad Hoc Group Advisor American Airlines $29,500,000,000*	**Fairness Opinion** AVON sale of its Silpada jewelry business SILPADA DESIGNS to Rhinestone Holdings, Inc.	**Fairness Opinion** Beats Electronics, LLC licensing of certain trademarks and trade names to Daisy, LLC
Fairness Opinion blue of california has acquired Care1st Health Plan	**Exclusive Sell Side Advisor** CareNow acquisition by HCA Hospital Corporation of America	**Creditor Advisor** CIT $54,000,000,000*
Exclusive Buy Side Advisor Deloitte. acquisition of substantially all the assets of the North American Public Services Business of BearingPoint. Management & Technology Consultants $350,000,000	**Exclusive Sell Side Advisor & Fairness Opinion** DFC GLOBAL CORP acquisition by LONE STAR FUNDS $1,300,000,000	**Fairness Opinion** dunkin' brands. repurchase of 15,000,000 shares of its common stock from certain shareholders
Creditor Advisor eircom acquisition in an Irish Examinership process €4,172,000,000*	**Company Advisor** GateHouse Media $1,250,000,000*	**Ad Hoc Bondholder Committee Advisor** GM $105,000,000,000*
Fairness Opinion KAYAK acquisition by priceline.com $1,800,000,000	**Fairness Opinion** kraft foods acquisition of Cadbury $19,400,000,000	**Official Committee of Unsecured Creditors Advisor** LEHMAN BROTHERS $350,000,000,000*
Financial Opinion LIBERTY spin-off of starz.	**Exclusive Buy Side Advisor** NTT Communications acquisition of INTEGRALIS	**Exclusive Advisor & Placement Agent** PODS a portfolio company of ARCAPITA Unitranche Credit Facility Refinancing $430,000,000
Exclusive Sell Side Advisor SIEMENS divestiture of Hydrocarbon Services Business to FCC FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.	**Exclusive Sell Side Advisor** SKINNY POP POPCORN partnership with TA Associates	**Creditors Committee Advisor** WORLDCOM $33,000,000,000*

*
Represents total debt at time of restructuring.

Our Services

        We provide our financial professionals with an integrated platform that enables them to deliver meaningful and differentiated advice to our clients. We market our services through our product areas, our industry groups and our Financial Sponsors group, who then work collaboratively with our product bankers to deliver comprehensive solutions and seamless execution for our clients. This marketing effort is combined with an extensive network of referral relationships with law firms, consulting firms, accounting firms and other professional services firms that have been developed by our Financial Advisory Services professionals who maintain those relationships as potential referral sources and direct clients across all of our product lines. Our global reach and local on-the-ground presence, with 668 financial professionals in 17 offices worldwide in major and emerging financial centers and an additional three offices through our joint ventures as of March 31, 2015, is an attractive feature for our client base.

        We have a diversified financial advisory platform. Our business features low revenue concentration and low client concentration: our largest client fee in fiscal 2015 represented less than 2% of our revenues, and each of our business segments enjoys a large and diversified client base; in particular, our Corporate Finance group closed 188 transactions in fiscal 2015, our Financial Restructuring group closed 63 transactions in fiscal 2015 and our Financial Advisory Services group had over 1,000 fee events in fiscal 2015.

Corporate Finance

        As of March 31, 2015, we had 310 Corporate Finance professionals utilizing a collaborative, interdisciplinary approach in order to provide our clients with extensive industry experience, product expertise and global reach in a wide variety of M&A and financing transactions. We compete with boutique firms focused on particular industries or geographies as well as other independent investment banks and bulge-bracket firms. A majority of our engagements represent mid-cap transactions, which we believe is an attractive segment that is underserved by bulge-bracket investment banks. We believe that our deep sector expertise, significant senior banker involvement and attention, strong financial sponsor relationships and global platform provide a compelling value for our clients, engendering long-term relationships and making it difficult for our peers to compete against us in this segment of the market.

        We believe that executing transactions in both the mid-cap and large-cap markets results in less volatile revenues, driven by a significantly larger number of transactions in the mid-cap segment. In 2014, Thomson Reuters reported that 92% of the M&A transactions in the United States where the value of the transaction was disclosed were mid-cap transactions. Moreover, the number of mid-cap transactions has been meaningfully less volatile year-over-year than the corresponding number for large-cap transactions. We believe that having the flexibility to execute in both markets provides a competitive advantage over bulge-bracket firms that focus almost exclusively on large-cap transactions. Finally, we believe that mid-cap companies tend to have a greater need for financial advice when they consider corporate transactions, as they often lack robust, dedicated internal resources for corporate development and financing.

        We believe that through our industry groups we have a meaningful presence in every major industry segment, including aerospace & defense; business services; consumer, food & retail; financial institutions; healthcare; industrials; and technology, media & telecommunications. We continue to expand and deepen our specialized industry capabilities, most recently with the acquisitions of Milestone Advisors, a specialized financial institutions-focused advisory firm, in December 2012, and of ArchPoint Partners, a technology-focused advisory firm, in March 2014. While the majority of our engagements are in the United States, we continue to enhance our M&A presence in other geographies, including Europe, Asia and Australia, and we believe there will be more opportunities to acquire similar specialized advisors.

        Our industry groups are complemented by our Financial Sponsors group, one of the most extensive dedicated coverage groups for private equity and hedge fund institutions in the industry, consisting of senior financial professionals covering more than 400 private equity firms, 200 hedge funds and approximately 50 family offices. As financial sponsors have continued to grow in importance, our commitment to covering this client base has become an important advantage in growing and maintaining our market share.

        We receive a retainer fee on the majority of our Corporate Finance engagements, in addition to a completion fee. In fiscal 2015, we advised on 188 Corporate Finance transactions that closed during the fiscal year.

        Our Corporate Finance activities comprise two significant categories:

  Mergers & Acquisitions:    We have extensive expertise in mergers, acquisitions, divestitures, activist shareholder and takeover defense and other related advisory services for a broad range of United States and international clients. Our Corporate Finance professionals have relationships with thousands of companies and financial sponsors, providing us with valuable insights into a wide variety of relevant markets.

  We believe our team of experienced and talented financial professionals is well positioned to provide advice across a wide range of M&A advisory services globally, including sell side, buy side, joint ventures, asset sales and divestitures that are less subject to conflicts of interest arising from non-advisory services. Our global industry group model with embedded M&A capabilities brings sector-specific knowledge, experience and relationships to our clients, allowing us to provide differentiated expert advice and connect buyers on a global basis.

  Our accomplishments in M&A have earned us consistent recognition throughout the industry, and over the last ten years we have consistently been one of the most active M&A advisors in the United States.

  Capital Markets Advisory:    We provide global financing solutions and capital-raising advisory services for a broad range of corporate and private equity clients across all industry verticals, from large, publicly-held, multinational corporations to financial sponsors to privately-held companies founded and run by entrepreneurs.

  Our capital markets advisory professionals leverage a wide array of longstanding, senior-level lender and investor relationships, including with traditional and non-traditional direct capital providers (such as institutional credit funds, commercial finance companies, business development companies, insurance companies, pension funds, mutual funds, global asset managers, special situations investors and structured equity providers). As the traditional syndicated capital markets are becoming increasingly complex and more regulated, the private capital markets have developed to provide an alternative source of flexible capital that can be tailored to meet clients' needs.

  We believe we excel in providing our clients with sophisticated and thoughtful advice and access to traditional and non-traditional capital providers in the private and public capital markets. Our objective is to create a capital structure that enables the client to achieve its strategic priorities on the best terms available in the market, which often involves raising more than one type of capital, sometimes from multiple capital providers. Our private capital markets advisory services may include:

    •
    analyzing the optimal capital structure and debt capacity of the business, as well as identifying potential debt and equity capital providers;

    •
    developing company positioning strategy, marketing materials, financial models and key documentation for capital raising;

    •
    providing information to potential capital providers;

    •
    evaluating bids and advising on the strengths and weaknesses of each proposal;

    •
    finalizing the optimal capital structure based upon feedback from potential capital providers; and

    •
    negotiating and executing the transaction with the final capital providers.

Financial Restructuring

        As of March 31, 2015, we had 173 Financial Restructuring professionals working around the globe, which we believe constitutes one of the largest restructuring groups in the investment banking industry. Since its establishment in 1988, our Financial Restructuring group has earned a reputation for being the advisor of choice for the largest and most complex restructurings, offering knowledge, experience and creativity to address challenging situations. Our Financial Restructuring group operates in all major worldwide markets as debt issuances have increased around the world. Our Financial Restructuring professionals bring to bear deep expertise and experience in restructurings in the United States, Canada, Europe, Asia, Australia, the Middle East, Latin America and Africa. Given the depth and breadth of the team's expertise and the high barriers to entry, international and multi-jurisdictional restructurings represent an attractive opportunity for our Financial Restructuring team.

        The group employs an interdisciplinary approach to engagements, calling upon the expertise of our industry groups, capital markets advisory group and Financial Sponsors group, and drawing on the worldwide resources of the Financial Restructuring team as each situation may require. The Financial Restructuring group is deeply experienced in evaluating complex, highly leveraged situations. In addition to comprehensive financial restructurings, we work with distressed corporations on engagements involving changes of control, asset sales and other M&A and capital markets activities, many times involving the sale of a company or its assets quickly, and in contested or litigious settings on expedited timeframes. We advise companies undergoing financial restructuring and creditor constituencies at all levels of the capital structure, in both out-of-court negotiations and in formal bankruptcy or insolvency proceedings. Our experience, geographic diversity and size allow us to provide the immediate attention and staffing required for time-sensitive and mission-critical restructuring assignments, making us a valued partner for our clients.

        Our dedicated team is active throughout business cycles. Our Financial Restructuring practice serves as a countercyclical hedge across macroeconomic cycles, with increasing levels of restructuring opportunities occurring during periods when demand for M&A and capital markets advisory services may be reduced. In robust macro-economic environments, demand for the services of our restructuring team generally continues due to opportunities arising from secular and cyclical disruptions in certain industries, recent examples of which include retail, shipping and oil and gas; and market disruptions in certain geographies. Our geographic diversity and global market leadership allows us to maintain sustained levels of activity even when the U.S. capital markets are vibrant.

        We are consistently ranked as a leading global restructuring advisor, including recognition as the #1 ranked global investment banking restructuring advisor for six of the last seven years. Since 2000, we have advised on more than 1,000 restructuring transactions, including advising major parties-in-interest in 12 of the 15 largest corporate bankruptcies in the United States, such as the bankruptcies of Lehman Brothers, Worldcom, Enron, the CIT Group and General Motors. In 2013, we were recognized as Global Restructuring Advisor of the Year by IFR, Best Loan Restructuring House / Advisor by Euroweek and GlobalCapital and European Restructuring House of the Year by Financial

News. We also received recognition for Deals of the Year for several complex, high-profile transactions in 2013 and 2014, including the restructuring of American Airlines.

Financial Advisory Services

        Our Financial Advisory Services practice is one of our original practices and dates back more than 40 years. As of March 31, 2015, we had 185 financial professionals and strategic consultants in this practice, making us one of the largest and most respected valuation and financial opinion practices in the United States. We are ranked as the #1 U.S. M&A fairness opinions advisor over the past ten years. We believe we are a thought-leader in the field of valuation and strategic consulting, and our professionals produce influential studies and publications which are recognized and valued throughout the financial industry. Our extensive transaction expertise and leadership in these fields inspire confidence in the financial executives, boards of directors, special committees, retained counsel, investors and business owners that we serve. We believe that our reputation for delivering an outstanding analytical product that will withstand legal or regulatory scrutiny coupled with our independence makes us the advisor of choice for clients that seek to obtain a complex valuation or transaction opinion.

        Our independence, stability, integrity, technical leadership and global capabilities make us a trusted advisor for clients worldwide, across a wide range of services including:

  •
  Transaction Opinions: we provide fairness and solvency opinions, and other types of valuation opinions issued in connection with a transaction.

  •
  Portfolio Valuation: we provide valuation opinions and other services to private equity firms and hedge funds.

  •
  Tax and Financial Reporting Valuation: we provide analyses, reports and opinions to companies for financial reporting purposes.

  •
  Consulting Services: we provide financial due diligence services, dispute resolution, and strategic consulting.

        We actively seek to add new services within our Financial Advisory Services practice that are consistent with our analytical strengths, that are synergistic to our other businesses and that neither compromise our independence nor create potential conflicts of interest.

        Our Financial Advisory Services professionals actively generate business through relationships with law firms, private equity firms, auditors and consultants. Moreover, our Corporate Finance, Financial Restructuring and Financial Sponsors groups supplement this effort with internal referrals.

Our Market Opportunity

        We believe that we are positioned for increased revenues and market share, driven by the following broader market forces:

  •
  Increasing Demand for Independent Advice—In the last decade, the demand for independent advice has increased dramatically, arising in part from the global financial crisis. We believe this trend has largely been driven by increasing levels of regulatory and fiduciary scrutiny of actual or perceived conflicts of interest at bulge-bracket and accounting firms, where providing advisory and opinion services can conflict with firm interests in securities sales and trading, underwriting, lending, proprietary investing, research coverage, consulting and auditing services. We also believe that this shift will continue as bulge-bracket firms increasingly rely on capital and distribution for profits and clients seek advice and opinions free of perceived bias from non-advisory services in an ever more complex M&A and capital markets landscape. Our core strengths and reputation in providing unbiased, high-quality, respected advice and opinions in a wide variety of situations position us well to take advantage of these trends.

  •
  Continued Growth in M&A Transactions—After declining through the latest global financial crisis, U.S. M&A transaction volumes are increasing as the macroeconomic environment stabilizes and financing conditions remain favorable. Driven by strong corporate balance sheets, buoyant capital markets and increased financial sponsor activity, the market is returning to the higher levels seen in 2006 and 2007. Our Corporate Finance and Financial Advisory Services groups are well positioned to capitalize on these market trends in the United States and increase transaction volumes and related opinion work.

United States Announced M&A Transaction Count

    Source: Thomson Reuters, based on calendar year

    We believe a similar growth opportunity is developing in Europe and in cross-border M&A transactions, and we have continued to invest resources and grow our team in that region. As of March 31, 2015, we maintained a staff of 90 financial professionals across all of our lines of business throughout Europe, Asia and Australia, who are well positioned to take advantage of opportunities in the M&A and financing markets as they continue to rebound, supported by our established relationships and reputation in those regions as the market leader for restructuring advisory services.

  •
  Growth in Corporate Debt Issuance and Rise in Restructuring Activity—As a result of persistently low interest rates, corporations globally have issued record amounts of leveraged loan and high-yield debt in recent years. By maintaining our highly experienced team of restructuring professionals through the current low-default rate environment, we believe we have the capacity to address and benefit from any uptick in restructuring activity that may occur as a result of the record amounts of leverage. Additionally, our Financial Restructuring team continues to capitalize on opportunities caused by geographic and sector dislocations that have occurred in an otherwise healthy economic climate, such as in the Middle East, Eastern Europe, Latin America, Australia and Africa, as well as the retail, oil and gas and shipping sectors. Moreover, we are well positioned in geographies where restructuring markets are just beginning to evolve, driven by increased external investment and continued development of financial and legal sophistication, such as India, China and other parts of Asia. We also believe that increased balance sheet and multi-jurisdictional complexity provides a natural opportunity for us to provide services to both debtors and creditors throughout market cycles. In addition, as the following chart illustrates, a spike in default rates often follows periods of substantial leveraged loans and high yield issuances. We have seen continued strong leveraged loans and high yield issuances for the last five years, and believe we are well positioned to the extent that default rates begin to increase which will provide increased opportunities for our Financial Restructuring group.

 Global Leveraged Loan and High-Yield Debt Issuances ($ in billions)

      Source: Thomson Reuters, based on calendar year

  •
  Ongoing Talent Dislocation at Financial Institutions—In the aftermath of the global financial crisis, bulge-bracket banks are facing increasing regulation, compensation pressures, capital constraints and higher operating costs, creating a more challenging environment for their financial professionals. These increased challenges have resulted in rounds of down-sizing, as well as decreasing opportunities for those professionals who remain, causing a significant and ongoing dislocation of investment banking talent. We have been able to benefit from this trend by acquiring talented professionals who have driven increased relationships and business for the firm. This ongoing dislocation continues to represent an opportunity to enhance our industry and product groups, expand our geographic reach and enrich our advisory expertise and capabilities. We expect to continue to capitalize on this compelling opportunity and selectively attract complementary talent to our unique and attractive business model.

Our Competitive Advantages

        We believe that our business is most differentiated from that of our competitors in the following respects:

  •
  Strong Partnership Culture with Significant Employee Ownership and Collaboration—Our people are our greatest asset. Over the years, we have invested significantly in our people and created a true team-oriented culture with an entrepreneurial spirit. This team approach and lack of "superstar" culture differentiates us from many of our competitors who rely on one or a few key bankers. In addition, because of our equity compensation model, we have approximately 279 employee shareholders who will own approximately        % of our equity upon consummation of this offering, with no single employee shareholder owning greater than        %. Moreover, we intend to continue our equity compensation programs after this offering is consummated. We believe this broad-based equity ownership results in a strong alignment of employee and shareholder interests, fostering a collaborative culture with a focus on making decisions that broadly increase shareholder returns. Lastly, through each financial cycle, we expand our overall product, industry and coverage capabilities as our bankers continue to stay engaged through all cycles. During periods of financial distress, we do not experience the substantial layoffs and dislocation of personnel that occur at many other investment banking firms. Our continuity in senior financial professionals through economic cycles results in greater teamwork and collaboration among our various product and industry groups.

  •
  Leadership in All Three Business Segments and across Industry Sectors—Our consistent ability to innovate new solutions tailored to our clients' financial needs has enabled us to assert our market leadership in each of our business segments, including:

    #1 Most Active M&A Advisor for United States Transactions under $5 billion in 2014 and under $1 billion over the past 9 years

    #1 M&A Fairness Opinions Advisor in the United States over the past 10 years

    #1 Global Investment Banking Restructuring Advisor for 6 of the last 7 years

    We are respected for bringing innovative product solutions to our clients to meet increasing demand in a complex, dynamic marketplace, both organically and through acquisitions. For example, in fiscal 2014 we established an Illiquid Financial Assets business to provide intermediation between counterparties for a variety of illiquid assets and expanded our practice of advising in activist investor situations, and in fiscal 2015 we acquired a strategic consulting firm.

    We also have developed industry expertise and experience across the major industry sectors and more than 70 sub-sectors, resulting in deep industry knowledge and superior advice to our clients as we develop and implement financial solutions on their behalf. This deep industry capability is a key factor in the success of our Corporate Finance group and plays an important role in supporting and maintaining our strong market position in Financial Restructuring and Financial Advisory Services as well. Our success in building these capabilities has resulted in the following rankings for 2014 for all United States mid-cap transactions:

    #1 M&A Advisor for Aerospace & Defense Transactions

    #1 M&A Advisor for Casino & Gaming Transactions

    #1 M&A Advisor for Consumer Products Transactions

    #1 M&A Advisor for Food & Beverage Transactions

    #1 M&A Advisor for Healthcare Transactions

    #1 M&A Advisor for Industrials Transactions

    #1 M&A Advisor for Specialty Finance Transactions, according to SNL Financial

    #1 M&A Advisor for Telecommunications Transactions

  •
  Market Leader for Mid-Cap M&A Transactions—Our leadership in M&A for mid-cap transactions sets us apart from many of our bulge-bracket and independent advisory peers, who focus on the more competitive, large-cap market segment. The mid-cap market segment has substantially higher deal volume and lower volatility in deal volume through economic cycles compared with the large-cap market, offering the potential for a more stable and diversified revenue base. Within this market segment, we also have a clear competitive advantage over regional- or industry-focused boutiques because we offer a more global platform, deep industry expertise and strong relationships with potential strategic buyers as well as financial sponsors.

  •
  Diverse Revenues Drive Strong Financial Performance across Market Cycles—Our diverse lines of business have allowed us to grow revenues in both strong and more challenging economic environments. From fiscal 2007 through fiscal 2012 (through the global financial crisis), we grew our revenues from $446 million to $472 million and never delivered a pre-tax margin less than 17.8% during that time period. During fiscal 2010, we experienced overall firm revenue growth of 33% over our fiscal 2009 revenues as a result of a significant increase in revenues in our Financial Restructuring business despite the severely reduced level of M&A activity. We believe the cyclical hedge provided by our business mix also allows us to retain and acquire high quality talent during periods of market dislocation. Our institutional flexibility allows our financial professionals in each group to generate additional business, and work on projects that would traditionally be handled solely by professionals in other groups. For example, where there is market need, members of our restructuring team may migrate to our industry and coverage efforts and generate M&A and financing opportunities.

    We have a well-diversified revenue base across a variety of clients, services and sectors. We enjoy low fee concentration, with our largest engagement contributing less than 2% of our revenues in fiscal 2015. Moreover, our business model and value proposition enable us to arrange modest retainer fees or progress fees consisting of both periodic and milestone-related payments in a majority of our engagements with clients.

  •
  Industry-Leading Financial Sponsors Platform—We believe we have one of the most comprehensive financial sponsors groups on Wall Street, with dedicated senior professionals covering over 400 private equity groups, 200 hedge funds and approximately 50 family offices. We believe that our broad access to financial sponsors provides a competitive advantage to our clients seeking to raise capital from, or sell a company to, a financial sponsor, especially as financial sponsor M&A activity continues to rise. Moreover, financial sponsors value our coverage efforts as an important source of deal flow, resulting in a mutually beneficial relationship. We have accumulated years of data regarding the investment criteria and transaction behavior of many financial sponsors, and we are well-positioned to match our clients with the most appropriate capital partners, providing a critical and valuable source of business to all three of our business practices. Over the last five years, we have advised on the sale of more than 200 companies to financial sponsors, and we have sold more than 300 companies on their behalf.

  •
  Experienced Senior Leadership with Limited Key Man Risk—We believe that the continuity of our senior leadership over an extended period of time has contributed to our differentiated business model and culture. The four members of the Office of the Executives have been employed by us for an average of 27 years. Our Managing Directors lead and participate in every facet of client interactions, from deal origination and evaluation to board presentations and final execution. As of March 31, 2015, we had 144 Managing Directors who had an average tenure of ten years with us. Client relationships run deep into the organization, and no single individual had more than 3% of our revenues attributed to him or her in fiscal 2015. We enjoy low employee turnover, resulting in strong continuity of client coverage and our success in building relationships is demonstrated by the loyalty of our clients and their willingness to continue to work with us year after year.

Our Growth Strategy

        We seek to achieve our growth objectives through four primary strategies:

  •
  Grow Our Intellectual Capital by Adding Highly Qualified and Motivated Financial Professionals—Our people are our greatest asset, and we believe that significant investment in our intellectual capital is our most promising avenue for growth. We seek to grow our business through the addition of senior financial professionals who have strong client relationships and industry expertise, in addition to the right cultural fit and a skill set that is complementary to our existing capabilities. We have steadily grown our Managing Director base from 81 as of December 31, 2007 to 144 as of March 31, 2015 and plan to selectively increase that count as opportunities arise through internal promotions, opportunistic external hiring and acquisitions.

  •
  Expand the Breadth of Our Industry Expertise and Add New Product Areas—We intend to continue to expand our platform into industry and product sectors that we have identified as particularly attractive, both organically and through acquisitions. We have a strong track record of executing and integrating strategic acquisitions to expand our product offerings, including: the acquisition of Milestone Advisors in December 2012, which we combined with our existing financial institutions group to create a more robust platform; the acquisition of ArchPoint Partners in March 2014, which significantly increased our expertise in the technology sector; and the acquisition of Bridge Strategy Group in January 2015, which allows us to add in-depth strategic consulting to our current consulting capabilities for C-suite relationships.

  •
  Deepen Existing Client Relationships—We continue to offer value added advice using the complementary expertise of each of our lines of business, which creates long-term successes for our clients and increases the depth of our existing relationships. We believe that this approach has allowed us to create solid relationships with our existing clients, resulting in significant repeat business for us. We believe that we can continue to increase revenues by broadening existing client relationships across our lines of business. Moreover, as our clients grow, we believe they will have an increased need for our advisory services and engage in higher value transactions, resulting in higher average fees and increased overall fees from clients.

  •
  Expand our Existing Expertise into New Geographies—Given our current global footprint with 17 offices across the globe and three additional offices through our joint ventures, we expect to take a highly disciplined approach to expansion into new geographies, both organically and through acquisitions. We plan to continue broadening our geographic scope in a selective manner into regions where we believe the business environment will be receptive to the strengths of our platform or where our existing clients have or may want to develop a significant presence. In furtherance of this strategy, in July 2010, we announced an equity investment in Avista Advisory Group, which has grown to become a 36-person investment banking firm headquartered in Mumbai, India, with operations in both India and Singapore. More recently, in February 2015, we announced a joint venture in Australia where we teamed with ten employees to open an office in Sydney, Australia to pursue advisory activities across our industry groups and product lines.

Summary Risk Factors

        We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled "Risk Factors," including the following risks, before investing in our Class A common stock:

  •
  our ability to retain our Managing Directors and our other senior professionals is critical to the success of our business;

  •
  our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources;

  •
  changing market conditions can adversely affect our business in many ways, including by reducing the volume of transactions involving our business, which could materially reduce our revenue;

  •
  we are subject to reputational and legal risk arising from, among other things, actual or alleged employee misconduct, conflicts of interest, failure to meet client expectations or cybersecurity breaches or other operational failures; and

  •
  our revenue and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

Corporate Information and Reorganization

        Houlihan Lokey, Inc. was incorporated in California on March 7, 1972. On            , in connection with the corporate reorganization, Houlihan Lokey, Inc. was reincorporated in the State of Delaware. Our largest office in terms of financial professionals is in New York where we had approximately 200 financial professionals as of March 31, 2015 and our principal executive offices are located at 10250 Constellation Blvd., 5th Floor, Los Angeles, CA 90067, and our telephone number is (310) 553 8871. Our website can be found at www.hl.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein.

        Prior to the completion of this offering, we intend to complete an internal corporate restructuring, which we refer to in this prospectus as the corporate reorganization. The corporate reorganization is described in the section titled "Organizational Structure."

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  we are required to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

  •
  we are subject to significantly reduced executive compensation disclosure requirements;

  •
  we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

  •
  we are not required to submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes."

        We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure with respect to financial statements and the related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure, as well as executive compensation. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity.

        The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

 The Offering

Selling stockholders	ORIX USA Corporation (through ORIX HLHZ Holding, LLC, its wholly owned subsidiary) and certain employees and members of our management (the "HL Holders"). See "Principal and Selling Stockholders" for additional information.
Class A common stock offered by the selling stockholders	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class A common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class B common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Total Class A common stock and Class B common stock to be outstanding after this offering	shares.
Use of Proceeds

We will not receive any net proceeds from the sale of shares of our Class A common stock by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock. See "Use of Proceeds" for additional information.

Voting Rights

We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. Following the completion of this offering, each share of Class B common stock may be converted into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions. In addition, upon the date on which the aggregate outstanding shares of common stock owned by (i) ORIX USA, (ii) the HL Voting Trust (as defined below) and (iii) the beneficiaries of the HL Voting Trust or certain of their transferees collectively represent less than        % of the then aggregate outstanding shares of common stock, or on a date specified by holders of at least 66 2/3% of the outstanding shares of Class B common stock, all outstanding shares of Class B common stock will convert automatically into Class A common stock. See "Description of Capital Stock" for additional information.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. See "Description of Capital Stock—Class A Common Stock and Class B Common Stock."

As a result of the corporate reorganization and after giving effect to the sale of shares of our Class A common stock in this offering:
• ORIX USA will own shares of Class B common stock, representing % of the voting power and % of the economic interest in us;

•

The HL Holders will hold            shares of Class B common stock indirectly through a new voting trust (the "HL Voting Trust") formed pursuant to a voting trust agreement (the "HL Voting Trust Agreement") under which all decisions with respect to the voting (but not the disposition) of the Class B common stock held by the HL Holders will be made by the trustees of the HL Voting Trust, in their sole and absolute discretion, without fiduciary duties of any kind to the HL Holders, representing            % of the voting power and            % of the economic interest in us; and

• our public stockholders will collectively own shares of Class A common stock, representing % of the voting power and % of the economic interest in us.

Immediately following this offering, ORIX USA and the HL Voting Trust will collectively hold            % of the voting power in us through their ownership of our Class B common stock. See "Organizational Structure."

Lock-up

Shares of common stock held by the HL Holders indirectly through the HL Voting Trust are subject to lock-up agreements for a minimum of three years from this offering, subject to acceleration in certain circumstances.

Under the terms of each lock-up agreement, each HL Holder who (i) enters into the HL Voting Trust Agreement and a lock-up agreement, (ii) holds more than 10,000 vested shares of Fram stock and (iii) commits to sell 10% of their vested common stock of the Company received as a result of the corporate reorganization (such HL Holders, the "Selling 10K Holders") in this offering will generally be subject to a lock-up period of three years following this offering, after which such shares will become transferable in three equal installments on each of the third, fourth and fifth anniversary of this offering. HL Holders who hold less than 10,000 vested shares of Fram stock and who enter into the HL Voting Trust Agreement and a lock-up agreement will be subject to the same lock-up provisions as the Selling 10K Holders regardless of whether they sell shares in this offering. In contrast, each HL Holder who (i) enters into the HL Voting Trust Agreement and a lock-up agreement, (ii) holds more than 10,000 vested shares of Fram stock and (iii) does not commit to sell 10% of their vested common stock of the Company received as a result of the corporate reorganization (such HL Holders, the "Non-Selling 10K Holders") in this offering will generally be subject to a lock-up period of five years following this offering.

In addition, each lock-up agreement will provide that, except as may be otherwise authorized by our board of directors, notwithstanding the lock-up periods described above, shares of our common stock held by managing directors and certain senior corporate officers of the Company whose employment with us or any of our subsidiaries terminates prior to the third anniversary of this offering for reasons other than death or disability will be subject to transfer restrictions, and will be ineligible to participate in any follow-on offerings, in each case, through the seventh anniversary of this offering.

Stockholders' Agreement

In connection with the completion of this offering, we will enter into a stockholders' agreement with ORIX USA and the HL Voting Trust (the "Stockholders' Agreement"). Under this agreement, each of ORIX USA and the HL Voting Trust will initially have the right to recommend the nomination of four of the        members of our board of directors. The Stockholders' Agreement will also provide that approval of two-thirds of the board will be required for certain corporate actions for a period of time based on ORIX USA's continuing ownership level, which, based on ORIX USA's ownership percentage at the time of this offering, essentially gives the ORIX USA directors veto authority over those actions.

See "Certain Relationships and Related Party Transactions—New Agreements with Our Existing Stockholders—Stockholders' Agreement."
Registration Rights Agreements

In connection with the completion of this offering, we will enter into a Registration Rights Agreement with each of ORIX USA and the HL Holders executing both the HL Voting Trust Agreement and a lock-up agreement. We will grant registration rights to ORIX USA and such HL Holders pursuant to which (subject to the 180-day lock-up in favor of the underwriters and the lock-up provisions applicable to the HL Holders as discussed above):

•

the holders of registrable shares entitled to demand registration rights may request that we register all or a portion of their registrable shares for sale under the Securities Act of 1933, as amended (the "Securities Act");

•

if we register any shares of our common stock, the holders of all registrable shares are entitled to notice of the registration and to include all or a portion of their registrable shares in the registration; and

•

in the event that any registration in which the holders of registrable shares participate pursuant to either Registration Rights Agreement is an underwritten public offering, the number of registrable shares to be included may be limited in specified circumstances due to market conditions.

Pursuant to the Stockholders' Agreement, the Company has agreed with ORIX USA upon certain limitations with respect to underwritten offerings that occur prior to the third anniversary of this offering.

See "Certain Relationships and Related Party Transactions—New Agreements with Our Existing Stockholders—Registration Rights Agreements" and "Certain Relationships and Related Party Transactions—New Agreements with Our Existing Stockholders—Stockholders' Agreement."

Controlled company	Following this offering we will be a "controlled company" within the meaning of the corporate governance rules of the New York Stock Exchange. See "Management—Corporate Governance."
Dividend policy

Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to $            per share of common stock, commencing with the            quarter of fiscal 2016. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. See "Dividend Policy."

Prior to the consummation of this offering, we expect to make a distribution to our existing owners consisting of cash in the amount of $            million, funded through a combination of cash on hand and a drawdown on a credit facility with ORIX USA, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015).

Conflict of interest

Houlihan Lokey, Inc. controls Houlihan Lokey Capital, Inc., an underwriter in this offering. Therefore Houlihan Lokey Capital, Inc. is deemed to have a "conflict of interest" under Rule 5121(f)(5)(B) of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any FINRA member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. See "Underwriting (Conflict of Interest)."

Risk factors

Investing in shares of our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 21 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Proposed New York Stock Exchange symbol	"HLI."

        The number of shares of our Class A common stock to be outstanding after this offering is based on no shares of Class A common stock and            shares of Class B common stock outstanding as of            , 2015 after giving effect to the corporate reorganization and excludes:

  •
              shares of Class A and                  shares of Class B common stock reserved for issuance under our 2016 Incentive Award Plan (the "2016 Plan"), which will become effective prior to the completion of this offering; and

  •
              shares of Class B common stock to be issued following the completion of this offering upon vesting of deferred stock awards outstanding as of the date of this offering.

        Unless otherwise indicated, this prospectus assumes the following:

  •
  the consummation of the corporate reorganization described in the section titled "Organizational Structure" prior to the completion of this offering, including the making of a distribution prior to the consummation of this offering to our existing owners consisting of cash in the amount of $             million, funded through a combination of cash on hand and a drawdown on a credit facility with ORIX USA, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015);

  •
  the issuance of restricted shares of Fram stock that we anticipate granting under the Fram Holdings, Inc. Second Amended and Restated 2006 Incentive Compensation Plan (the "2006 Plan") to employees in connection with this offering and the conversion of such restricted shares into restricted shares of Class B common stock, which will be subject to certain voting and lock-up arrangements;

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, which will occur prior to the closing of this offering;

  •
  an initial public offering price of $            per share of Class A common stock, which is the midpoint of the price range listed on the cover page of this prospectus; and

  •
  no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

 Summary Consolidated Financial and Other Data

        The following tables present the summary historical consolidated financial and other data for Houlihan Lokey, Inc. and its subsidiaries. The summary consolidated statements of operations data for each of the years in the two-year period ended March 31, 2015 and the summary consolidated balance sheet data as of March 31, 2015 are derived from the audited consolidated financial statements of Houlihan Lokey, Inc. and its subsidiaries included in this prospectus. The summary consolidated statements of operations data presented below for the year ended March 31, 2013 has been derived from the audited consolidated financial statements of Houlihan Lokey, Inc. and its subsidiaries not included in this prospectus.

        The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Fiscal year ended
($ in thousands)	March 31, 2013	March 31, 2014	March 31, 2015
Consolidated statements of operations data:
Fee revenue:
Corporate Finance	$214,369	$260,035	$367,632
Financial Restructuring	210,969	230,062	207,909
Financial Advisory Services	94,494	102,054	105,331

Total segment revenues	519,832	592,151	680,872
Corporate revenues	453	299	—

Fee revenue	$520,285	$592,450	$680,872
Operating expenses
Employee compensation and benefits	349,578	414,918	475,100
Non-compensation expenses	74,027	74,684	77,118

Total operating expenses	423,605	489,602	552,218
Operating income	96,680	102,848	128,654
Other income and expenses	1,631	2,478	3,481

Income before provision for income taxes	98,311	105,326	132,135
Provision for income taxes	39,381	43,898	52,196

Net income	$58,930	$61,428	$79,939
Net (income) loss attributable to noncontrolling interest	44	(108)	(58)

Net income attributable to Houlihan Lokey, Inc.	$58,974	$61,320	$79,881

Net income attributable to Houlihan Lokey, Inc. per share—basic and diluted(1)	$0.10	$0.10	$0.14
Weighted average number of shares outstanding used in computing per share amounts—basic and diluted(1)	587,866	587,866	587,866
Pro forma as adjusted net income attributable to Houlihan Lokey, Inc. per share—basic and diluted (unaudited)(1)(2)
Pro forma as adjusted weighted average number of shares outstanding (unaudited)(1)(2)

	March 31, 2015
($ in thousands)	Actual	Pro Forma(3)	Pro Forma (as Adjusted)(2)
Consolidated balance sheet data:
Cash and cash equivalents	$88,662	$	$
Total assets	1,229,848
Total liabilities	403,960
Total stockholder's equity	824,506

	Fiscal year ended
($ in thousands)	March 31, 2013	March 31, 2014	March 31, 2015
Other data:
Number of Clients Paying a Fee Equal to or Greater than $1 million	142	174	193
Percentage of Fee Revenue from Top 10 Transactions	17%	15%	12%
Managing Directors in Corporate Finance (period-end)	49	55	65
Financial Professionals in Corporate Finance (period-end)	264	272	310
Managing Directors in Financial Restructuring (period-end)	38	39	40
Financial Professionals in Financial Restructuring (period-end)	168	172	173
Managing Directors in Financial Advisory Services (period-end)	23	21	32
Financial Professionals in Financial Advisory Services (period-end)	158	157	185
Number of transactions/fee events:
Corporate Finance Completed Transactions	125	139	188
Financial Restructuring Completed Transactions	67	63	63
Financial Advisory Services Fee Events	999	997	1,046
Segment Profit:
Corporate Finance	$51,128	$67,088	$101,266
Financial Restructuring	57,999	56,910	52,246
Financial Advisory Services	20,938	24,921	24,344
Compensation Ratio:
Corporate Finance	63%	64%	64%
Financial Restructuring	63%	66%	65%
Financial Advisory Services	62%	63%	64%

(1)
See Note 14 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net income attributable to Houlihan Lokey, Inc. per share of common stock, and pro forma net loss per share of common stock.

(2)
The pro forma as adjusted data give effect to the consummation of the proposed corporate reorganization described in the section titled "Organizational Structure," the sale by the selling stockholders of            shares of Class A common stock in this offering, and the payment of estimated offering expenses payable by us.

(3)
The pro forma statement of operations and balance sheet data reflect the consummation of the proposed corporate reorganization described in the section titled "Organizational Structure."

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes thereto, before investing in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Our ability to retain our Managing Directors and our other senior financial professionals is critical to the success of our business.

        We depend on the efforts and reputations of our financial professionals. Our Managing Directors' and other senior financial professionals' reputations and relationships with clients and potential clients are critical elements in the success of our business. Our future success depends to a substantial degree on our ability to retain qualified financial professionals within our organization, including our Managing Directors. However, we may not be successful in our efforts to retain the required personnel as the market for qualified investment bankers is extremely competitive. Our investment bankers possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these financial professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if our Managing Directors or other senior financial professionals, including our executive officers, or groups of financial professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. Managing Directors and other financial professionals have left Houlihan Lokey in the past and others may do so in the future, and the departure of any of these financial professionals may have an adverse impact on our business. Our compensation arrangements and post-employment restriction agreements with our Managing Directors and other financial professionals may not provide sufficient incentives or protections to prevent these financial professionals from resigning to join our competitors. In addition, some of our competitors have more resources than we do, which may allow them to attract some of our existing employees by offering superior compensation and benefits or otherwise. The departure of a number of Managing Directors or groups of financial professionals could have a material adverse effect on our business, financial condition and results of operations.

Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.

        Our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Our future growth will depend on, among other things, our ability to successfully identify and recruit individuals and teams to join our firm. It typically takes time for these financial professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop profitable financial professionals, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our financial results.

        In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances where we open new offices that may require additional resources before they become profitable. See "—We may be unable to execute on our growth initiatives, business strategies or operating plans." We may not be able to recruit and develop talent and manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

        As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. Unfavorable market or economic conditions may adversely affect our businesses; in particular where revenue generated is directly related to the volume and size of the transactions in which we are involved. For example, weak market or economic conditions may adversely affect our Corporate Finance and Financial Advisory Services groups because, in an economic downturn, the volume and size of transactions may decrease, thereby reducing the demand for our M&A, capital raising and opinion advisory services and increasing price competition among financial services companies seeking such engagements. Moreover, in the period following an economic downturn, the volume and size of transactions typically takes time to recover and lags a recovery in market and economic conditions. On the other hand, strong market or economic conditions may adversely affect our Financial Restructuring group. In a strong economic environment, the volume and size of recapitalization and restructuring transactions may decrease, thereby reducing the demand for our Financial Restructuring group and increasing price competition among financial services companies seeking such engagements. Changes in market and economic conditions are expected to impact our businesses in different ways, and we may not be able to benefit from such changes. Further, our business, financial condition and results of operations could be adversely affected by changing market or economic conditions.

        Our profitability may also be adversely affected by our fixed costs because we may not be able to reduce costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. The future market and economic climate may deteriorate because of many factors beyond our control, including rising interest rates or inflation, terrorism or political uncertainty.

We are subject to reputational and legal risk arising from, among other things, actual or alleged employee misconduct, conflicts of interest, failure to meet client expectations or cybersecurity breaches or other operational failures.

        As a professional services firm, our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our financial professionals. Any factor that diminishes our reputation or that of our financial professionals, including not meeting client expectations or actual or alleged misconduct by our financial professionals, including misuse of confidential information, could make it substantially more difficult for us to attract new engagements and clients.

        In addition, we face the possibility of an actual, potential or perceived conflict of interest where we represent a client on a transaction in which an existing client is a party. We may be asked by two potential clients to act on their behalf on the same transaction, including by two clients as potential buyers in the same acquisition transaction. We may act for both clients if both clients agree to us doing so. In each of these situations, we face the risk that our current policies, controls and procedures may not timely identify or appropriately manage such conflicts of interest. Conflicts may also arise from investments or activities of employees outside their business activities on behalf of the Company. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

        Further, because we provide our services primarily in connection with significant or complex transactions, disputes or other matters that usually involve confidential and sensitive information or are adversarial, and because our work is the product of myriad judgments of our financial professionals and other staff operating under significant time and other pressures, we may not always perform to the standards expected by our clients. In addition, we may face reputational damage from, among other things, litigation against us, our failure to protect confidential information and/or breaches of our cybersecurity protections or other inappropriate disclosure of confidential information, including inadvertent disclosures.

        There is also a risk that our employees could engage in misconduct that could adversely affect our business. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and legal liability and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. In addition, our financial professionals and other employees are responsible for the security of the information in our systems or under our control and for ensuring that private information is kept confidential. Should any employee not follow appropriate security measures, the improper release or use of confidential information could result. If our employees engage in misconduct or fail to follow appropriate security measures, we could be subject to legal liability and reputational harm, which could impair our ability to attract and retain clients and in turn materially adversely affect our business.

A substantial portion of our revenue is derived from advisory engagements in our Corporate Finance and Financial Restructuring business segments, including engagements under which our fees include a significant component based upon goals, such as the completion of a transaction. As a result, our revenue and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

        Revenue and profits derived from our Corporate Finance and Financial Restructuring business segments can be highly volatile. We derive a substantial portion of our revenue from advisory fees, which are mainly generated at key transaction milestones, such as closing, the timing of which is outside of our control. From time to time, we enter into engagement agreements under which our fees include a significant component based upon goals, such as the completion of a transaction. In many cases, for advisory engagements that do not result in the successful consummation of a transaction, we are not paid a fee other than the reimbursement of certain out-of-pocket expenses and, in some cases, a modest retainer, despite having devoted considerable resources to these transactions. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as market conditions and the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or shareholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business is experiencing unexpected financial problems. Anticipated bidders for client assets during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. Because these fees are contingent, revenue on such engagements, which is recognized when all revenue recognition criteria are met, is not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year.

        We expect that we will continue to rely on advisory fees, including fees based upon goals, such as the completion of a transaction, for a substantial portion of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Should these fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our Class A common stock. Because advisory revenue can be volatile and represents a significant portion of our total revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry. Fluctuations in our quarterly financial results could, in turn, lead to large adverse movements in the price of our Class A common stock or increased volatility in our stock price generally.

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to lose engagements to competitors and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

        The financial services industry is intensely competitive, highly fragmented and subject to rapid change, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business, there are usually no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated. If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

        Our primary competitors include bulge-bracket institutions, many of which have far greater financial and other resources and greater name recognition than we do and have a greater range of products and services, more extensive marketing resources, larger customer bases, more managing directors to serve their clients' needs, as well as greater global reach and more established relationships with their customers than we have. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. In particular, we may be at a competitive disadvantage with regard to certain of our competitors who are able to, and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise.

        In addition to our larger competitors, over the last few years, a number of independent investment banks that offer independent advisory services have emerged, with several showing rapid growth. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenue and earnings. We have experienced intense competition over obtaining advisory engagements in recent years, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees. In particular, when making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and financial professionals as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Goodwill and other intangible assets represent a significant portion of our assets, and an impairment of these assets could have a material adverse effect on our financial condition and results of operation.

        Goodwill and other intangible assets represent a significant portion of our assets. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and intangible assets at least annually for impairment. We may need to perform impairment tests more frequently if events occur or circumstances indicate that the carrying amount of these assets may not be recoverable. These events or circumstances could include a significant change in the business climate, attrition of key personnel, a prolonged decline in our stock price and market capitalization, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of one of our businesses and other factors. Although during the fiscal 2014 and fiscal 2015 annual impairment reviews of indefinite lived intangible assets we determined that it is not more likely than not that the fair values of our goodwill and intangible assets were less than their carrying values, any future impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. The valuation of the reporting units requires judgment in estimating future cash flows, discount rates and other factors. In making these judgments, we evaluate the financial health of our reporting units, including such factors as market performance, changes in our client base and projected growth rates. Because these factors are ever changing, due to market and general business conditions, our goodwill and long-lived intangible assets may be impaired in future periods.

We may be unable to execute on our growth initiatives, business strategies or operating plans.

        We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. For example, we intend to continue to expand our platform into new industry and product sectors, both organically and through acquisitions, and to expand our existing expertise into new geographies. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others: delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in certain industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.

        Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we may not realize the expected benefits from these plans. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

Our acquisitions, joint ventures and strategic investments may result in additional risks and uncertainties in our businesses.

        In addition to recruiting and organic expansion, we have grown, and intend to continue to grow, our core businesses through acquisitions, joint ventures and strategic investments.

        We regularly evaluate opportunities to acquire other businesses. Unless and until acquisitions of other businesses generate meaningful revenues, the purchase prices we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from acquisitions. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, including expenses related to any potential acquisition from which we may withdraw, diversion of our management's time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or integrate personnel and financial, accounting, technology and other systems, including compliance with the Sarbanes-Oxley Act, dilutive issuances of equity securities, including convertible debt securities, the assumption of legal liabilities, amortization of acquired intangible assets, potential write-offs related to the impairment of goodwill and additional conflicts of interest. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business, financial condition and results of operations.

        In the case of joint ventures, we are subject to additional risks and uncertainties relating to governance and controls. For example, we may be dependent upon, and subject to, liability, losses or reputational damage relating to personnel, controls and systems that are not fully under our control. In addition, disagreements between us and our joint venture partners may negatively impact our business and profitability.

Our management has not previously managed a public company.

        Our management team has historically operated our business as a privately-owned company. The individuals who now constitute our management have not previously managed a publicly traded company. Compliance with public company requirements will place significant additional demands on our management and will require us to enhance our investor relations, legal, financial reporting, internal audit, compliance with the Sarbanes-Oxley Act and corporate communications functions. These additional efforts may strain our resources and divert management's attention from other business concerns, which could adversely affect our business and profitability.

Our international operations are subject to certain risks, which may affect our revenue.

        In fiscal 2015, we earned approximately 13% of our revenue from our international operations. We intend to grow our non-United States business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. In addition, many of our larger clients are non-United States entities seeking to enter into transactions involving United States businesses. Our international operations carry special financial and business risks, which could include the following:

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  greater difficulties in managing and staffing foreign operations;

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  fluctuations in foreign currency exchange rates that could adversely affect our results;

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  unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

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  longer transaction cycles;

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  higher operating costs;

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  local labor conditions and regulations;

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  adverse consequences or restrictions on the repatriation of earnings;

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  potentially adverse tax consequences, such as trapped foreign losses;

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  less stable political and economic environments;

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  terrorism, political hostilities, war and other civil disturbances or other catastrophic events that reduce business activity;

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  cultural and language barriers and the need to adopt different business practices in different geographic areas; and

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  difficulty collecting fees.

        As part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-United States standards and procedures.

        Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-United States subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results or growth prospects.

        In recent years, the United States Department of Justice (the "DOJ") and the United States Securities and Exchange Commission (the "SEC") have devoted greater resources to enforcement of the Foreign Corrupt Practices Act (the "FCPA"). In addition, the United Kingdom has significantly expanded the reach of its anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common stock.

Fluctuations in foreign currency exchange rates could adversely affect our results.

        Because our financial statements are denominated in United States dollars and we receive a portion of our net revenue in other currencies, we are exposed to fluctuations in foreign currencies. In addition, we pay certain of our expenses in such currencies. Fluctuations in foreign currency exchange rates led to a net loss in cash of $2.4 million for fiscal 2015, compared to a net gain in cash of $1.3 million for fiscal year 2014. In particular, we are exposed to the Euro and the pound sterling, and the weakening of the Euro and other currencies relative to the United States dollar has had, and may continue to have, an adverse effect on our revenue. From time to time, we have entered into transactions to hedge our exposure to certain foreign currency fluctuations through the use of derivative instruments or other methods. Notwithstanding our entry into such hedge transactions, an appreciation or depreciation of any of the currencies to which we are exposed relative to the United

States dollar could result in an adverse or beneficial impact, respectively, to our business, financial condition, results of operations and/or cash flows.

The cost of compliance with international broker-dealer, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

        Because we operate our business both in the United States and internationally, we are subject to many distinct securities, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

We may not be able to generate sufficient cash in the future to service any future indebtedness.

        Our ability to make scheduled payments on or to refinance our debt obligations will depend on our business, financial condition and results of operation. In connection with this offering, we intend (i) to incur incremental debt through a new credit facility with ORIX USA (the "New ORIX Facility"), which will be drawn prior to completion of this offering in order to partially fund the distribution to our existing owners and (ii) to enter into a new third-party revolving credit facility (the "New Revolving Credit Facility") that is expected to provide for a revolving line of credit of approximately $             million, which will remain undrawn at the completion of this offering. See "Description of Indebtedness." We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance such indebtedness.

Our revenue in any given period is dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

        Our revenue in any given period is dependent on the number of fee-paying clients in such period and the size of transactions on which we are advising. We had 174 and 193 clients that generated fees equal to or greater than $1 million in fiscal 2014 and fiscal 2015, respectively. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Our clients may be unable to pay us for our services.

        We face the risk that certain clients may not have the financial resources to pay our agreed-upon advisory fees, including in the bankruptcy or insolvency context. Our clients include some companies that may from time to time encounter financial difficulties. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a number of our clients that, in the aggregate, owe us substantial accounts receivable could have a material adverse effect on our business, financial condition and results of operations. In addition, if a number of clients declare bankruptcy after paying us certain invoices, courts may determine that we are not properly entitled to those payments and may require repayment of some or all of the amounts we received, which could adversely affect our business, financial condition and results of operations. In addition, some fees earned from certain activities in our Financial Restructuring business segment are subject to approval by the United States Bankruptcy Courts and other interested parties, including United States Trustees, have the ability to challenge the payment of those fees. Fees earned and reflected in our revenue may from time to time be subject to successful challenges, which could result in a reduction of revenue. Finally, certain clients may also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreement to obtain our advisory fees. In each of fiscal 2015 and fiscal 2014, we incurred bad debt expense of $2.0 million and $2.5 million related to uncollectible or doubtful accounts receivable, respectively. The total amount of unpaid fees represents approximately 15% and 15% of total fees earned for fiscal 2015 and fiscal 2014, respectively.

We may enter into new lines of business, which may result in additional risks and uncertainties in our business.

        We currently generate substantially all of our revenue from advisory services. However, while we have no current plans to do so, we may grow our business by entering into new lines of business other than advisory services. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on a core business.

        Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially adversely affected.

We are subject to operational risks.

        We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third-party service providers for certain aspects of our business. Although we have yet to suffer any significant losses or other damages as a result of operational risks, any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.

        In addition, a disaster or other business continuity problem, such as a pandemic, other man-made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges. The incidence and severity of catastrophes and other disasters are inherently unpredictable, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

        As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally. We are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate. As a result of market volatility and disruption in recent years, the United States and other governments have taken unprecedented steps to try to stabilize the financial system, including providing assistance to financial institutions and taking certain regulatory actions. The full extent of the effects of these actions and of legislative and regulatory initiatives (including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")) effected in connection with, and as a result of, such extraordinary disruption and volatility is uncertain, both as to the financial markets and participants in general, and as to us in particular.

        Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the SEC, FINRA or other United States or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs to comply with United States and international regulations. Our expenses incurred in complying with these regulatory requirements, including legal fees and fees paid to the SEC, FINRA and United States or foreign governmental regulatory authorities or self-regulatory organizations, have increased in recent years. We maintain an internal team that works full-time to develop and implement regulatory compliance policies and procedures, monitor business activities to ensure compliance with such policies and procedures and reports to senior management. This team also uses various software tracking and reporting systems and confers regularly with internal and outside legal counsel in the performance of its responsibilities. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

        Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries as a financial advisor and could impair executive retention or recruitment. In addition, any changes in the regulatory framework under which we operate could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our business, financial condition and results of operations and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.

We face substantial litigation risks.

        Our role as advisor to our clients involves complex analysis and the exercise of professional judgment, including rendering fairness opinions in connection with mergers and other transactions. Our activities, and particularly those of our Financial Advisory Services group, may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing. Although we are not currently party to any material litigation, litigation alleging that we performed below our agreed standard of care or breached any other obligations to a client could expose us to significant legal liabilities, particularly with respect to our Financial Advisory Services group, and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care or a client does not have the financial capacity to pay under the indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may have to spend a significant amount to adequately insure against these potential claims, or insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

Cyber-attacks or other security breaches could have a material adverse effect on our business.

        Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our professional staff, clients, alliance partners and vendors. We may be subject to attempted security breaches and cyber-attacks and, while none have had a material impact to date, a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our security system or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyber-attacks and other means and could originate from a wide variety of sources, including unknown third parties outside the Company. If our systems or third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation.

We will be subject to continuing contingent tax liabilities of ORIX USA following the offering.

        After the completion of the corporate reorganization, certain tax liabilities of ORIX USA may become our obligations. Under the Internal Revenue Code of 1986, as amended (the "Code"), and the related rules and regulations, each corporation that was a member of the ORIX USA consolidated United States federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the completion of the corporate reorganization is jointly and severally liable for the United States federal income tax liability of the entire ORIX USA consolidated tax reporting group for that taxable period. In connection with this offering, we intend to agree with ORIX USA to allocate the responsibility for prior period taxes of the ORIX USA consolidated tax reporting group between us and ORIX USA. Thus, in the event that ORIX USA were to be assessed for taxes attributable to our business for any period, we would be required to compensate ORIX USA for such liability. In addition, if ORIX USA is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

Risks Related to Our Class A Common Stock and This Offering

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution.

        Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after this offering. The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $      per share based upon an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors, or to our employees, consultants and directors under our 2016 Plan and/or any other equity incentive plans we may adopt. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See "Dilution."

While we currently intend to pay a quarterly cash dividend to our stockholders, we may change our dividend policy at any time and we may not continue to declare cash dividends.

        Although we currently intend to pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Returns on stockholders' investments will primarily depend on the appreciation, if any, in the price of our Class A common stock. The amount and timing of dividends, if any, are subject to capital availability and periodic determinations by our board of directors that cash dividends are in the best interest of our stockholders and are in compliance with all applicable laws and any other contractual agreements limiting our ability to pay dividends. Future dividends, including their timing and amount, may be affected by, among other factors: general economic and business conditions; our financial condition and operating results; our available cash and current anticipated cash needs; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other factors as our board of directors may deem relevant.

        Our dividend payments may change from time to time, and we may not continue to declare dividends in any particular amounts or at all. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.

The dual class structure of our common stock and the existing ownership of our Class B common stock by ORIX USA and the HL Holders through the HL Voting Trust have the effect of concentrating voting control with ORIX USA and the HL Voting Trust for the foreseeable future, which will limit your ability to influence corporate matters. We are controlled by ORIX USA and the HL Voting Trust, whose interests may differ from those of our public stockholders.

        Each share of our Class B common stock is entitled to ten votes per share, and each share of our Class A common stock, which is the stock the selling stockholders are offering in this offering, is entitled to one vote per share. Given the greater number of votes per share attributed to our Class B common stock, our existing owners, ORIX USA and the HL Holders through the HL Voting Trust, which each hold shares of Class B common stock, will collectively beneficially own shares of Class B common stock representing approximately      % of the economic interest and      % of the voting power of our outstanding capital stock following the completion of this offering. ORIX USA and the HL Voting Trust will, for the foreseeable future, have significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. ORIX USA and the HL Voting Trust are collectively able to, subject to applicable law and to the voting arrangements described in "Certain Relationships and Related Party Transactions," elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our amended and restated certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The Stockholders' Agreement also provides that approval of two-thirds of the board will be required for certain corporate actions for a period of time based on

ORIX USA's continuing ownership level, which, based on ORIX USA's ownership percentage at the time of this offering, essentially gives the ORIX USA directors veto authority over those actions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and may materially adversely affect the market price of our Class A common stock. It is possible that the interests of ORIX USA and the HL Voting Trust may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, ORIX USA and the HL Voting Trust may have different tax positions or other differing incentives from other stockholders that could influence their decisions regarding whether and when to cause us to dispose of assets, incur new or refinance existing indebtedness or take other actions. Additionally, the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests.

        The holders of our Class B common stock will also be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our common stock or in a manner that alters or changes the powers, preferences or special rights of the Class B common stock in a manner that affects its holders adversely. Future transfers by holders of Class B common stock will generally result in those shares converting on a one-for-one basis to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long-term.

We are a "controlled company" within the meaning of the New York Stock Exchange listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After this offering, ORIX USA and the HL Voting Trust will continue to control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including: the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors and the requirement that we have a compensation committee that is composed entirely of independent directors.

        Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be and as a result it may be difficult for you to sell your shares of our Class A common stock.

        Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

        The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the market for our stock, which in turn could cause our Class A common stock price to decline.

Our Class A common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

        After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

  •
  our operating and financial performance and prospectus;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  quarterly variations in our operating results compared to market expectations;

  •
  changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common shares or the stock of other companies in our industry;

  •
  adverse publicity about us, the industries we participate in or individual scandals;

  •
  announcements of new offerings by us or our competitors;

  •
  stock price performance of our competitors;

  •
  the failure of research analysts to cover our common shares;

  •
  fluctuations in stock market prices and volumes;

  •
  default on our indebtedness;

  •
  actions by competitors;

  •
  changes in senior management or key personnel;

  •
  changes in financial estimates by securities analysts;

  •
  the market's reaction to our reduced disclosure as a result of being an "emerging growth company" under the JOBS Act;

  •
  the market's reaction to our status as a "controlled company";

  •
  negative earnings or other announcements by us or other financial services companies;

  •
  downgrades in our credit ratings or the credit ratings of our competitors;

  •
  incurrence of indebtedness or issuances of capital stock;

  •
  global economic, legal and regulatory factors unrelated to our performance; and

  •
  the other factors listed in this "Risk Factors" section.

        The initial public offering price of our Class A common stock will be determined by negotiations between us, the selling stockholders and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

        In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our share price may decline due to the large number of shares eligible for future sale.

        The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after this offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        All of our executive officers, directors and holders of substantially all of our outstanding capital stock, including ORIX USA and the HL Holders who have deposited their shares into the HL Voting Trust, are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus without the consent of                         . In addition, shares of common stock held by HL Holders indirectly through the HL Voting Trust are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for a minimum of three years from this offering, subject to acceleration in certain circumstances. After this period, shares of common stock held by HL Holders indirectly through the HL Voting Trust will become transferable in three equal installments on each of the third, fourth and fifth anniversary of this offering, except that the Non-Selling 10K Holders are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for five years from this offering. In addition, shares of our common stock held by managing directors and certain senior corporate officers of the Company whose employment with the Company or a subsidiary thereof terminates (other than due to a death or disability) before the third anniversary of this offering will be subject to transfer restrictions for seven years following this offering. After the expiration of the 180-day lock-up period, shares of our Class A common stock issuable upon conversion of outstanding Class B common stock will become eligible for sale, subject to the restrictions under the lock-up agreements described above, and subject to certain restrictions under the Securities Act. Stockholders who are subject to any of the lock-up agreements described above may be permitted to sell shares prior to the expiration of the applicable lock-up agreement in certain circumstances, including as the result of the waiver or termination of such lock-up agreement.

Taking advantage of the reduced disclosure requirements applicable to "emerging growth companies" may make our Class A common stock less attractive to investors.

        The JOBS Act provides that, so long as a company qualifies as an "emerging growth company," it will, among other things:

  •
  be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

  •
  be exempt from the "say on pay" and "say on golden parachute" advisory vote requirements of the Dodd-Frank Act;

  •
  be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

  •
  be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor's report on the financial statements.

        We currently intend to take advantage of each of the exemptions described above. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock.

We will incur increased costs as a result of becoming a public company and in the administration of our organizational structure.

        As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In estimating these costs, we took into account expenses related to insurance, legal, accounting, and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

        The historical financial information in this prospectus for the periods presented herein do not reflect the added costs we incur as a public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business. For more information on our historical financial information, see "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements included elsewhere in this prospectus.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

        To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. Although we have not identified a material weakness or significant deficiency in the past two fiscal years, in the future when evaluating our internal control over financial reporting, we may identify material weaknesses or significant deficiencies that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses or significant deficiencies in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities will be listed, the SEC or other regulatory authorities, which could require additional financial and management resources and could lead to a decline in our stock price.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our stockholders.

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, as they will be in effect upon the completion of this offering, that could prevent or delay a change in control of our company include:

  •
  the ability to issue "blank check" preferred stock, which could increase the number of outstanding shares and thwart a takeover attempt;

  •
  a classified board of directors so that not all members of our board of directors are elected at one time;

  •
  the ability to remove directors only for cause;

  •
  no use of cumulative voting for the election of directors;

  •
  no ability of stockholders to call special meetings;

  •
  supermajority voting provisions for stockholder approval of amendments to our certificate of incorporation and by-laws;

  •
  the requirement that, to the fullest extent permitted by law and unless we agree otherwise, certain proceedings against or involving us or our directors, officers or employees be brought exclusively in the Court of Chancery in the State of Delaware;

  •
  the ability of stockholders to take action by written consent; and

  •
  advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

        In addition, the General Corporation Law of the State of Delaware (the "DGCL"), to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

        Our amended and restated certificate of incorporation authorizes us to issue one or more series of preferred stock. Our board of directors has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors, officers and stockholders.

        Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction in the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware, unless we agree otherwise. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors, officers and stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

  •
  our ability to retain our Managing Directors and our other senior financial professionals;

  •
  our ability to successfully identify, recruit and develop talent;

  •
  changing market conditions;

  •
  reputational risk;

  •
  our highly volatile revenue and profits on a quarterly basis;

  •
  strong competition from other financial advisory and investment banking firms;

  •
  potential impairment of goodwill and other intangible assets, which represent a significant portion of our assets;

  •
  our ability to execute on our growth initiatives, business strategies or operating plans;

  •
  risks associated with our acquisitions, joint ventures and strategic investments;

  •
  our management not having previously managed a public company;

  •
  risks associated with our international operations;

  •
  fluctuations in foreign currency exchange rates;

  •
  costs of compliance associated with international broker-dealer, employment, labor, benefits and tax regulations;

  •
  our ability to generate sufficient cash in the future to service our indebtedness;

  •
  our dependence on fee-paying clients;

  •
  our clients' ability to pay us for our services;

  •
  our potential to offer new products within our existing lines of business or enter into new lines of business, which may result in additional risks and uncertainties in our business;

  •
  operational risks;

  •
  extensive and evolving regulation of our business and the business of our clients;

  •
  substantial litigation risks;

  •
  cybersecurity and other security risks;

  •
  continuing contingent tax liabilities of ORIX USA following the offering;

  •
  the amount of the costs, fees, expenses and charges related to this offering and the related costs of being a public company;

  •
  the HL Voting Trust's and ORIX USA's ability to control our company immediately following this offering;

  •
  other factors disclosed in this prospectus;

  •
  any statements of belief and any statements of assumptions underlying any of the foregoing; and

  •
  other factors beyond our control.

        We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

        These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

 ORGANIZATIONAL STRUCTURE

        The diagram below depicts our organizational structure prior to the corporate reorganization.

(1)
Fram Holdings, Inc. indirectly owns Houlihan Lokey, Inc. through its wholly owned subsidiary, HLHZ Holding Company, LLC. As part of the corporate reorganization, HLHZ Holding Company, LLC will be removed from the corporate structure.

        The diagram below depicts our organizational structure following the corporate reorganization and this offering.

Corporate Reorganization

        Prior to the completion of this offering, we intend to complete an internal corporate restructuring, which we refer to in this prospectus as the corporate reorganization. The purpose of the corporate reorganization is to separate the Houlihan Lokey business from other assets (the "OCC business") which have been separately managed and controlled by our majority shareholder ORIX USA but historically held within the consolidated corporate ownership structure of our indirect parent, Fram.

        Our business is currently indirectly controlled by ORIX USA. Currently, ORIX USA has the right, but not the obligation, to purchase shares to maintain its majority effective ownership of the Company.

Historically, ORIX USA has exercised this right. As a result of the corporate reorganization, ORIX USA will no longer have the right to maintain its majority effective ownership of the Company.

        Prior to this offering, ORIX USA and the HL Holders held their interests in Houlihan Lokey indirectly through their ownership of Fram. Houlihan Lokey, Inc., a California corporation ("HL CA"), was historically owned by HLHZ Holding Company, LLC, a Delaware limited liability company ("HLHZ"), which is owned by Fram. On            , 2015, HL CA merged with and into Houlihan Lokey, Inc., a Delaware corporation ("HL DE"), with HL DE as the surviving entity. References to Houlihan Lokey mean, prior to the corporate reorganization, HL CA, and, following the corporate reorganization, HL DE. HL DE had not engaged in any business or other activities except in connection with its incorporation and its merger with HL CA.

        In connection with this offering, the HL Holders party to the HL Voting Trust Agreement will deposit their common stock in Houlihan Lokey to the HL Voting Trust and own such common stock through the HL Voting Trust as previously described. Prior to the completion of this offering, Fram and HLHZ will be separated from Houlihan Lokey, and as a result, common stock in Houlihan Lokey will be held directly by ORIX USA and by the HL Voting Trust, for the benefit of the HL Holders party to the HL Voting Trust Agreement. To effect the corporate reorganization, HL Transitory Merger Company, Inc. ("NewCo"), was incorporated in the state of Delaware on June 1, 2015. NewCo has not engaged in any business or other activities except in connection with its incorporation and this offering and currently holds no assets and has no subsidiaries.

        In connection with the corporate reorganization, the following transactions will occur:

  •
  Prior to the consummation of this offering, we will make a distribution to our existing owners consisting of cash in the amount of $             million, funded through a combination of cash on hand and a drawdown on the New ORIX Facility, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015).

  •
  ORIX USA and the HL Holders will enter into a contribution and exchange agreement with NewCo (the "NewCo Exchange Agreement") to transfer 100% of their shares in Fram to NewCo in exchange for shares in NewCo in accordance with their relative ownership interests in Fram (the "NewCo Exchange"). In the NewCo Exchange, each share of each series of Fram common stock will be exchanged for a share of an identical series of NewCo common stock and each share of Fram preferred stock will be exchanged for a share NewCo preferred stock having rights, preferences and privileges identical to those of the Fram preferred stock. In connection with the NewCo Exchange, ORIX USA is exercising the drag-along rights it has under the current Fram Stockholders' Agreement and all Fram stock owned by the HL Holders will be dragged along into the NewCo Exchange. Following such exchange, Fram will convert from a corporation to a limited liability company ("Fram LLC").

  •
  HLHZ will distribute to Fram LLC all of the stock of Houlihan Lokey, and Fram LLC will in turn distribute all of the stock of Houlihan Lokey to NewCo. As a result, NewCo will directly hold all of the stock of Houlihan Lokey.

  •
  NewCo will distribute the membership interests in Fram LLC to ORIX USA to repurchase a portion of ORIX USA's stock in NewCo. As a result, Fram LLC will be a wholly owned subsidiary of ORIX USA. ORIX USA will be responsible for all liabilities attributable to the OCC business, including any taxes incurred on the extraction thereof, and we will be responsible for all liabilities attributable to our business for any period.

  •
  Following the distribution of Fram LLC to ORIX USA, NewCo will have no assets other than the stock of Houlihan Lokey. Thereafter, NewCo will merge into Houlihan Lokey and the

    NewCo shares will be exchanged, through the merger, for shares of Class B common stock of Houlihan Lokey having an aggregate value equivalent to the value of the underlying Fram/NewCo shares. The NewCo Exchange will result in the termination of the Voting Trust Agreements among Fram and the holders of its Series A, Series B and Series E Common Stock (the "Fram Voting Trust Agreements") and the current Fram Stockholders' Agreement. The HL Voting Trust Agreement will replace the Fram Voting Trust Agreements. The HL Voting Trust and the individual lock-ups will apply to the Houlihan Lokey stock received in such merger.

        In connection with the merger with NewCo, the certificate of incorporation of Houlihan Lokey will be amended and restated, such that the capital stock of Houlihan Lokey will consist of three classes of stock (i) Class A common stock, entitled to one vote per share on all matters submitted to a vote of stockholders; (ii) Class B common stock, entitled to ten votes per share on all matters submitted to a vote of stockholders and (iii) undesignated and unissued preferred stock. See "Description of Capital Stock" for additional information. ORIX USA and the HL Holders will receive shares of Class B common stock in the merger. We also anticipate granting restricted shares of Fram under the 2006 Plan to employees in connection with this offering, which will convert into restricted shares of Class B common stock and will be subject to the provisions of the HL Voting Trust Agreement and lock-up agreements. ORIX USA and the HL Holders will sell a portion of their shares of Class B common stock in this offering, which will convert into shares of Class A common stock. All shares sold in this offering will be shares of our Class A common stock.

Effect of the Corporate Reorganization and this Offering

        As a result of the corporate reorganization described above and after giving effect to the sale of shares of our Class A common stock in this offering:

  •
  ORIX USA will own        shares of Class B common stock, representing      % of the voting power and       % of the economic interest in us;

  •
  the HL Holders through the HL Voting Trust will own        shares of Class B common stock, representing      % of the voting power and      % of the economic interest in us; and

  •
  our public stockholders will collectively own            shares of Class A common stock, representing      % of the voting power and      % of the economic interest in us.

        ORIX USA and the HL Voting Trust will collectively hold      % of the voting power in us through their ownership of our Class B common stock.

 USE OF PROCEEDS

        All of the shares of Class A common stock offered pursuant to this prospectus are being sold by the selling stockholders, ORIX USA and the HL Holders. We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock. For more information about the selling stockholders, see "Principal and Selling Stockholders."

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2015, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to the corporate reorganization, including the making of a distribution prior to the consummation of this offering to our existing owners consisting of cash in the amount of $             million, funded through a combination of cash on hand and a drawdown on the New ORIX Facility, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015); and

  •
  on a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale by the selling stockholders of             shares of Class A common stock in this offering, and the payment of estimated offering expenses payable by us.

	As of March 31, 2015
(in thousands, except share and per share data)	Actual	Pro Forma		Pro Forma as Adjusted
Cash and cash equivalents	$88,662	$		$
Receivable from affiliates(1)	327,921

Debt:
New Revolving Credit Facility	—		—		—
New ORIX Facility	—
Redeemable noncontrolling interest	1,382

Total equity:
Stockholders' equity
Common stock, par value $0.10 per share; 2,500,000 shares authorized, 587,866 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	59		—		—
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—		—
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual and pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—		—		—
Additional paid-in capital	670,182

Retained earnings	170,929

Accumulated other comprehensive loss	(11,338)

Stock subscriptions receivable	(7,135)

Total stockholders' equity	822,697

Noncontrolling interest	1,809

Total capitalization	$824,506	$		$

(1)
Receivable from affiliates primarily consists of two notes payable on demand owed by affiliates of ORIX USA in connection with cash management services provided to the Company by ORIX USA. Such notes will be replaced in connection with the offering by two new Cash Management Agreements (as defined below) with affiliates of ORIX USA. The initial amounts lent (and payable on demand) under the Cash Management Agreements are expected to be equal to the amounts of the existing notes as of the closing date of this offering. See "Management's Discussion and Analysis of Financial Condition and Result of Operations—Liquidity and Capital Resources".

 DIVIDEND POLICY

        Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to $             per share of our common stock, commencing with the            quarter of fiscal 2016. Any declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Prior to the consummation of this offering, we expect to make a distribution to our existing owners consisting of cash in the amount of $             million, funded through a combination of cash on hand and a drawdown on the New ORIX Facility, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015).

 DILUTION

        If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding after giving effect to the corporate reorganization.

        After giving effect to the sale of            shares of Class A common stock in this offering, and the issuance of restricted shares of Fram stock that we anticipate granting under the 2006 Plan to employees in connection with this offering and the conversion of such restricted shares into restricted shares of Class B common stock, and after the payment of estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $             million, or approximately $            per share. This amount represents an immediate dilution in pro forma as adjusted net tangible book value of approximately $            per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

        The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share	$
Pro forma as adjusted net tangible book value per share as of March 31, 2015 after this offering

Dilution in net tangible book value per share to new investors	$

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2015, the differences between the number of shares purchased, the total consideration paid in cash and the average price per share that existing owners and new investors paid. The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%		$

        A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $            per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by the selling stockholders would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $            per share, respectively.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The selected consolidated statements of operations data for each of the years in the two-year period ended March 31, 2015 and the selected consolidated balance sheet data as of March 31, 2014 and March 31, 2015 are derived from the audited consolidated financial statements of Houlihan Lokey, Inc. and its subsidiaries contained herein. The following table presents the selected consolidated financial data for Houlihan Lokey, Inc. and its subsidiaries. The selected consolidated statements of operations data presented below for the year ended March 31, 2013 has been derived from the audited consolidated financial statements of Houlihan Lokey, Inc. and its subsidiaries not included in this prospectus.

        The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Fiscal year ended
($ in thousands)	March 31, 2013	March 31, 2014	March 31, 2015
Consolidated statements of operations data:
Fee revenue:
Corporate Finance	$214,369	$260,035	$367,632
Financial Restructuring	210,969	230,062	207,909
Financial Advisory Services	94,494	102,054	105,331

Total segment revenues	519,832	592,151	680,872
Corporate revenues	453	299	—

Fee revenue	$520,285	$592,450	$680,872
Operating expenses
Employee compensation and benefits	349,578	414,918	475,100
Non-compensation expenses	74,027	74,684	77,118

Total operating expenses	423,605	489,602	552,218
Operating income	96,680	102,848	128,654
Other income and expenses	1,631	2,478	3,481

Income before provision for income taxes	98,311	105,326	132,135
Provision for income taxes	39,381	43,898	52,196

Net income	$58,930	$61,428	$79,939
Net (income) loss attributable to noncontrolling interest	44	(108)	(58)

Net income attributable to Houlihan Lokey, Inc.	$58,974	$61,320	$79,881

Net income attributable to Houlihan Lokey, Inc. per share—basic and diluted(1)	$0.10	$0.10	$0.14
Weighted average number of shares outstanding used in computing per share amounts—basic and diluted(1)	587,866	587,866	587,866
Pro forma as adjusted net income attributable to Houlihan Lokey, Inc. per share—basic and diluted (unaudited)(1)(2)
Pro forma as adjusted weighted average number of shares outstanding (unaudited)(1)(2)

	As of
($ in thousands)	March 31, 2014	March 31, 2015
Consolidated balance sheet data:
Cash and cash equivalents	$109,420	$88,662
Total assets	1,061,226	1,229,848
Total liabilities	346,288	403,960
Total stockholder's equity	713,689	824,506

	Fiscal year ended
($ in thousands)	March 31, 2013	March 31, 2014	March 31, 2015
Other data:
Number of Clients Paying a Fee Equal to or Greater than $1 million	142	174	193
Percentage of Fee Revenue from Top 10 Transactions	17%	15%	12%
Managing Directors in Corporate Finance (period-end)	49	55	65
Financial Professionals in Corporate Finance (period-end)	264	272	310
Managing Directors in Financial Restructuring (period-end)	38	39	40
Financial Professionals in Financial Restructuring (period-end)	168	172	173
Managing Directors in Financial Advisory Services (period-end)	23	21	32
Financial Professionals in Financial Advisory Services (period-end)	158	157	185
Number of transactions/fee events:
Corporate Finance Completed Transactions	125	139	188
Financial Restructuring Completed Transactions	67	63	63
Financial Advisory Services Fee Events	999	997	1,046
Segment Profit:
Corporate Finance	$51,128	$67,088	$101,266
Financial Restructuring	57,999	56,910	52,246
Financial Advisory Services	20,938	24,921	24,344
Compensation Ratio:
Corporate Finance	63%	64%	64%
Financial Restructuring	63%	66%	65%
Financial Advisory Services	62%	63%	64%

(1)
See Note 14 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net income attributable to Houlihan Lokey, Inc. per share of common stock, and pro forma net loss per share of common stock.

(2)
The pro forma as adjusted data give effect to the consummation of the proposed corporate reorganization described in the section titled "Organizational Structure," the sale by the selling stockholders of                shares of Class A common stock in this offering and the payment of estimated offering expenses payable by us.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our "Selected Consolidated Financial and Other Data" and our historical financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, those discussed in the section entitled "Risk Factors" and those found elsewhere in this prospectus.

Executive Overview

        Established in 1972, Houlihan Lokey is a leading global independent investment bank with expertise in M&A, financings, financial restructurings, and financial advisory services. Through our 17 offices in the United States, Europe and Asia and three offices through our joint ventures in Australia, Singapore and India, we serve a diverse set of clients worldwide including corporations, financial sponsors, and government agencies. We advise our clients on critical strategic and financial decisions employing a rigorous analytical approach coupled with deep product and industry expertise.

        We operate in three segments: Corporate Finance, Financial Restructuring and Financial Advisory Services. In our Corporate Finance business segment, we are an established leader in M&A and capital markets advisory services. Through our Financial Restructuring business segment, we advise on some of the largest and most complex restructurings around the world. Our Financial Advisory Services business segment is one of the largest and most respected valuation and financial opinion, and financial and strategic consulting practices in the United States.

        As of March 31, 2015, we served our clients globally with 668 financial professionals, including 144 Managing Directors. We plan to continue to grow our firm across industry sectors, geographies and products to deliver quality advice and innovative solutions to our clients, both organically and through acquisitions. Recent acquisitions include: Milestone Advisors in December 2012, which we combined with our existing financial institutions group to create a more robust platform; ArchPoint Partners in March 2014, which significantly increased our expertise in the technology sector; and Bridge Strategy Group in January 2015, which added strategic consulting to our current consulting capabilities for C-suite relationships.

        We generate revenues primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters that set forth our fees. A significant portion of our engagements include Progress Fees (as defined herein) consisting of both periodic and milestone-related payments. The timing of milestone-related payments, such as upon the closing of a transaction, is generally not within our control. Accordingly, fee revenue and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from year to year and quarter to quarter.

        Corporate revenues were primarily generated by an immaterial ancillary business involving professional networking that was sold in December 2013. Corporate expenses represent expenses that are not allocated to individual business segments such as Office of the Executives, accounting, information technology, compliance, legal, marketing and human resources, including related compensation expense for corporate employees.

Business Environment and Outlook

        Economic and global financial conditions can materially affect our operational and financial performance. See "Risk Factors" for a discussion of some of the factors that can affect our performance.

        Our fiscal year ends on March 31 of each year. For the year ended March 31, 2015, we earned fee revenue of $680.9 million, or an increase of 15% from the $592.5 million earned during the year ended March 31, 2014. For fiscal 2015 and fiscal 2014, we earned fee revenue of $85.8 million and $84.3 million, respectively, from our international operations.

        Based on historical experience, we believe the current economic condition (high corporate cash balances, healthy capital markets and low interest rates) provides a solid foundation for M&A and capital markets activities. In the United States, our dialogue with clients who are evaluating strategic alternatives remains robust and financing continues to be readily available at historically low cost, which has the potential to fuel continued growth in M&A. In addition, in the current economic environment, companies and financial sponsors globally are pursuing M&A in order to drive greater efficiencies by reducing costs and increasing cash flows.

        At the same time, we continue to experience demand for our Financial Restructuring services due to opportunities arising as a result of dislocations in certain geographies and industries, such as retail, oil and gas and shipping. In the current economic environment, geographic and industry specific dislocations can result in substantial restructuring activity worldwide. In addition, we are well positioned to identify attractive opportunities in geographies where restructuring markets are just beginning to evolve, driven by increased external investment and continued development of financial and legal sophistication, such as India, China and other parts of Asia.

        We intend to leverage our existing infrastructure to capitalize on any global macroeconomic recovery, positive momentum in the M&A cycle, and strength of the global equity markets through deploying our intellectual capital to generate new revenue.

Key Financial Measures

Fee Revenue

        Fee revenue reflects revenues from our Corporate Finance, Financial Restructuring and Financial Advisory Services business segments that substantially consist of fees for advisory services.

        Revenue for all three business segments is recognized when earned and realizable. The amount and timing of the fees paid vary by the type of engagement. In general, advisory fees are paid at the time an engagement letter is signed (Retainer Fees), during the course of the engagement (Progress Fees) or upon the successful completion of a transaction or of an engagement (Completion Fees). Retainer Fees and Progress Fees are recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to the total services required to be performed. Completion Fees are recognized only upon substantial completion of the conditions stipulated by the engagement agreement. In some cases, approval of our fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted. However, if the fee that is going to be collected from the client is fixed and determinable, and the collectability of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate under GAAP. In instances when the revenue recognized on a specific engagement exceeds the amounts billed, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the statement of financial condition. See "—Critical Accounting Policies and Estimates—Recognition of Revenue" for a more detailed discussion.

        Corporate Finance.    Our Corporate Finance business segment earns fees from our clients for providing general financial advisory services in addition to advice on M&A and capital markets advisory offerings. We advise public and private institutions on a wide variety of situations, including buy side and sell side transactions as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity and liability management transactions, and advise financial sponsors on all types of transactions. The majority of our Corporate Finance revenues consists of Completion Fees. A Corporate Finance transaction can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the initial Retainer Fee and in some cases Progress Fees that may have been earned.

        Financial Restructuring.    Our Financial Restructuring business segment earns fees from our clients for providing advice to debtors and creditors in connection with recapitalization/deleveraging transactions implemented both through bankruptcy proceedings and though out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, our Financial Restructuring business segment offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; dispute resolution and expert testimony; and procuring debtor in possession financing. The majority of our Financial Restructuring revenues consists of Completion Fees. Although atypical, a Financial Restructuring transaction can fail to be completed for many reasons that are outside of our control. In these instances, our fees are generally limited to the initial Retainer Fees and/or Progress Fees.

        Financial Advisory Services.    Our Financial Advisory Services business segment earns fees from our clients for providing valuations of various assets including: companies, illiquid debt and equity securities, and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. In addition, our Financial Advisory Services business segment renders fairness opinions in connection with mergers and acquisitions and other transactions, solvency opinions in connection with corporate spin-offs and dividend recapitalizations, and other types of financial opinions in connection with other transactions. Lastly, Financial Advisory Services provides dispute resolution services to clients where fees are usually based on the hourly rates of our financial professionals. Unlike our Corporate Finance or Financial Restructuring practices, the fees generated in our Financial Advisory Services practice are generally not contingent on the successful completion of a transaction.

Operating Expenses

        Our operating expenses are classified as employee compensation and benefits expenses and non-compensation expenses; headcount is the primary driver of our operating expenses. Expenses are recorded on the combined statements of operations, net of any expenses reimbursed by clients.

        Employee Compensation and Benefits Expenses.    Our employee compensation and benefits expenses, which account for the majority of our operating expenses, are determined by management based on revenues earned, headcount, the competitiveness of the prevailing labor market and anticipated compensation requirements for our employees. These factors may fluctuate and as a result, our employee compensation and benefits expenses may fluctuate materially in any particular period. Accordingly, the amount of employee compensation and benefits expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.

        Our employee compensation and benefits expenses consist of base salary, payroll taxes, benefits, annual incentive compensation payable as cash bonus awards, deferred cash bonus awards, and the amortization of equity-based bonus awards for employees. Base salary and benefits are paid ratably throughout the year. Our annual equity based bonus awards include fixed share compensation awards and fixed dollar awards as a component of the annual bonus awards for certain employees. These equity awards are generally subject to annual vesting requirements over a three or four-year period beginning at the date of grant, which occurs in the first quarter of each year; accordingly, the expense is amortized over the stated vesting period. The unvested portion of these awards is subject to forfeitures should the employee depart from the Company. Cash bonuses, which are accrued each quarter, are discretionary and dependent upon a number of factors including company performance and are generally paid in April of each year with respect to prior year performance. Generally, a portion of the cash bonus is also deferred and paid in the third quarter of the next fiscal year.

        Under our existing arrangement with our affiliate, ORIX USA, which will terminate in connection with this offering, our employee compensation and benefits expense to fee revenue ("Compensation Ratio") has been higher than what we intend to target in the future. We have not historically targeted a specific Compensation Ratio, which results in the Compensation Ratio varying by both revenues and segment profitability when comparing across periods. We plan to target a Compensation Ratio of approximately 65% to 66%, excluding certain equity grants awarded in connection with this offering. This Compensation Ratio will include all of the costs included in our employee compensation and benefits expense as described in the paragraph above. However, if we identify opportunities to grow fee revenue through significant expansion, to position our business during challenging market conditions for future growth or for other reasons, our Compensation Ratio may increase to a level in excess of this target.

        Non-Compensation Expenses.    The balance of our operating expenses includes costs for travel and related expenses, marketing, rent, information technology services, professional fees, communications, depreciation and amortization, acquisition and transaction costs and other operating expenses. We refer to all of these expenses as non-compensation expenses. The majority of our non-compensation expenses, including travel and related expenses, marketing, rent, information technology services, professional fees and communications, fluctuate in response to changes in headcount. Reimbursed client expenses are netted against non-compensation expenses.

Other Income and Expenses

        Other income and expenses includes (i) interest income earned on non-marketable securities, cash and cash equivalents, loans receivable from affiliates and employee loans, (ii) interest expense associated with our Existing Revolving Credit Facility established with ORIX USA and (iii) equity income from funds and partnership interests where we have more than a minor ownership interest or more than minor influence over operations but do not have a controlling interest and are not the primary beneficiary.

Net Income Attributable to Noncontrolling Interest

        Net income attributable to noncontrolling interest primarily represents the income associated with persons other than Houlihan Lokey that are our co-investors in a consolidated subsidiary that holds an equity method investment in an unconsolidated entity.

Provision for Income Taxes

        Our affiliate, ORIX USA, files consolidated federal income tax returns and separate returns in state and local jurisdictions. We report income tax expense as if it filed separate returns in all jurisdictions.

        We account for income taxes in accordance with ASC 740, "Income Taxes," which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax basis of our assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of our assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Results of Consolidated Operations

        The following is a discussion of our results of operations for the years ended March 31, 2015, and March 31, 2014. For a more detailed discussion of the factors that affected the revenues and the operating expenses of our Corporate Finance, Financial Restructuring and Financial Advisory Services business segments in these periods, see "—Business Segments" below.

	Year Ended March 31,
($ in thousands)	2014	2015	Change
Fee revenue	$592,450	$680,872	15%
Operating expenses:
Employee compensation and benefits	414,918	475,100	15%
Non-compensation expenses	74,684	77,118	3%

Total operating expenses	489,602	552,218	13%
Operating income	102,848	128,654	25%
Other income and expenses	2,478	3,481	40%

Income before provision for income taxes	105,326	132,135	25%
Provision for income taxes	43,898	52,196	19%

Net income	$61,428	$79,939	30%
Net income attributable to noncontrolling interest	(108)	(58)	(46)%

Net income attributable to Houlihan Lokey, Inc.	$61,320	$79,881	30%

N/M = Not meaningful

        As of March 31, 2015 and 2014, we employed 953 and 871 people, respectively, worldwide.

Year Ended March 31, 2015 versus March 31, 2014

        Fee revenue was $680.9 million for the year ended March 31, 2015 compared with $592.5 million for the year ended March 31, 2014, representing an increase of 15%. The year-over-year increase in fee revenue was primarily attributable to increased revenues in our Corporate Finance business segment. Corporate Finance revenues increased 41%, Financial Restructuring revenues decreased 10% and Financial Advisory Services revenues increased 3% compared with the year ended March 31, 2014.

        Operating expenses were $552.2 million for the year ended March 31, 2015 compared with $489.6 million for the year ended March 31, 2014, an increase of 13%. Employee compensation and benefits expenses, as a component of operating expenses, were $475.1 million for the year ended March 31, 2015 compared with $414.9 million for the year ended March 31, 2014, an increase of 15%. The increase was primarily due to increased compensation costs resulting from an increase in fee revenue because we utilize a performance-based compensation model, as well as an increase in employee headcount during the year. The Compensation Ratio was 70% for the years ended March 31, 2014 and 2015. Non-compensation expenses, as a component of operating expenses, were $77.1 million for the year ended March 31, 2015 compared with $74.7 million for the year ended March 31, 2014, an increase of 3%. Acquisition expenses and acquisition related amortization of intangible assets are a component of non-compensation expenses and were $2.6 million for the year ended March 31, 2015 and $2.2 million for the year ended March 31, 2014.

        Other income and expenses were $3.5 million for the year ended March 31, 2015 compared with $2.5 million for the year ended March 31, 2014, an increase of 40%. The increase was primarily as a result of interest income earned on a receivable from an affiliate which arises from cumulative cash transferred by the Company to ORIX USA or affiliates of ORIX USA for cash management purposes.

        The provision for income taxes for the year ended March 31, 2015 was $52.2 million, which reflected an effective tax rate of 39.5%. The provision for income taxes for the year ended March 31, 2014 was $43.9 million, which reflected an effective tax rate of 41.7%.

Business Segments

        The following table presents revenues, expenses and contributions from our continuing operations by business segment. The revenues by segment represents each segment's revenues, and the profit by segment represents profit for each segment before corporate expenses, other income and expenses, and income taxes.

	Year Ended March 31,
($ in thousands)	2014	2015	Change
Revenues by Segment
Corporate Finance	$260,035	$367,632	41%
Financial Restructuring	230,062	207,909	(10)%
Financial Advisory Services	102,054	105,331	3%

Total Segment Revenues	592,151	680,872	15%
Corporate Revenues(1)	299	—	N/M

Total Revenues	$592,450	$680,872	15%

Segment Profit(2)
Corporate Finance	$67,088	$101,266	51%
Financial Restructuring	56,910	52,246	(8)%
Financial Advisory Services	24,921	24,344	(2)%

Total Segment Profit	148,919	177,856	19%
Corporate Expenses(1)	(46,071)	(50,403)	9%
Other Income and Expense	2,478	4,682	89%

Income Before Provision for Income Taxes	$105,326	$132,135	25%

N/M = not meaningful

(1)
Corporate revenues were primarily generated by an immaterial ancillary business that was sold in December 2013. Corporate expenses represent expenses that are not allocated to individual business segments such as Office of the Executives, accounting, information technology, compliance, legal, marketing and human resources.

(2)
We adjust the compensation expense for a business segment in situations where an employee assigned to one business segment is performing work in another business segment and we want to adequately reflect the compensation expense in the business segment where the revenue is being booked.

Corporate Finance

        Revenue trends in our Corporate Finance business segment are generally correlated to the total volume of U.S. M&A transactions completed. However, deviations from this trend can occur in any given year for a number of reasons including but not limited to changes in our market share or the ability of our clients to close certain transactions which can cause our revenue results to diverge from the level of overall volume of U.S. M&A transactions completed. The information in the table below on the U.S. M&A market and the M&A transaction information that is specific to Houlihan Lokey is based on Thomson Reuters reporting. Announced and completed Houlihan Lokey M&A transactions are those in which we were one of the advisors in the transaction. Not all Houlihan Lokey transactions are announced and therefore reports by Thomson Reuters do not include the full number of our transactions. Houlihan Lokey and other M&A advisors provide advisory services in connection with a number of transactions each year that are not reported to the public and are therefore not included in the information below.

	Year Ended March 31,
	2014	2015	Change
Number of U.S. M&A Transactions Announced	9,798	10,320	5%
Number of U.S. M&A Transactions Completed	8,134	8,615	6%
Number of Global M&A Transactions Announced	40,917	44,223	8%
Number of Global M&A Transactions Completed	28,742	31,147	8%
Number of Houlihan Lokey M&A Transactions Announced	149	189	27%
Number of Houlihan Lokey M&A Transactions Completed	139	188	35%

  Source: Thomson Reuters, based on fiscal year

        For the year ended March 31, 2015, the number of U.S. M&A transactions announced and completed increased 5% and 6%, respectively, compared with the year ended March 31, 2014.

        For the year ended March 31, 2015, the number of Houlihan Lokey U.S. M&A transactions announced and completed increased 27% and 35%, respectively, compared with the year ended March 31, 2014.

        The following table summarizes the results of our Corporate Finance business segment:

	Year Ended March 31,
($ in thousands)	2014	2015	Change
Revenues	$260,035	$367,632	41%
Expenses:
Employee compensation and benefits(1)	165,259	235,237	42%
Non-compensation expenses	27,688	31,129	12%

Total expenses	192,947	266,366	38%

Segment profit	$67,088	$101,266	51%

(1)
We adjust the compensation expense for a business segment in situations where an employee assigned to one business segment is performing work in another business segment and we want to adequately reflect the compensation expense in the business segment where the revenue is being booked.

Year Ended March 31, 2015 versus March 31, 2014

        Revenues for Corporate Finance were $367.6 million for the year ended March 31, 2015 compared with $260.0 million for the year ended March 31, 2014, representing an increase of 41%. This result compares favorably with the 6% growth in the number of completed U.S. M&A transactions.

        The increase in revenues is primarily a result of (i) our increasing market share of publicly reported M&A transactions, as the growth in the number of completed U.S. M&A transactions on which we provided advisory services was 35% as compared to 6% for the growth in the overall market for completed U.S. M&A transactions and (ii) an increase in our average fee for our closed Corporate Finance transactions for the year ended March 31, 2015 as compared to the year ended March 31, 2014.

        Total expenses were $266.4 million for the year ended March 31, 2015, compared with $192.9 million for the year ended March 31, 2014, an increase of 38%. Employee compensation and benefits expenses were $235.2 million for the year ended March 31, 2015 compared with $165.3 million for the year ended March 31, 2014, an increase of 42%. The increase in employee compensation and benefits expenses is primarily a result of (i) revenue growth in Corporate Finance resulting in higher absolute compensation to financial professionals, and (ii) a 14% increase in the number of financial professionals in Corporate Finance from March 31, 2014 to March 31, 2015. The Compensation Ratio was 64% for the years ended March 31, 2015 and 2014. Non-compensation expenses were $31.1 million for the year ended March 31, 2015 compared with $27.7 million for the year ended March 31, 2014, an increase of 12%. Non-compensation expenses increased primarily as a result of higher on-line subscription fees and recruitment fees for our senior bankers.

Financial Restructuring

        Revenues trends in our Financial Restructuring business segment are generally correlated to high-yield and leveraged loan default rates, the level of overall leverage in the economy and other trends related to the financial health of the overall economy.

        The following table summarizes the results of the Financial Restructuring business segment:

	Year Ended March 31,
($ in thousands)	2014	2015	Change
Revenues	$230,062	$207,909	(10)%
Expenses:
Employee compensation and benefits(1)	151,428	134,712	(11)%
Non-compensation expenses	21,724	20,951	(4)%

Total expenses	173,152	155,663	(10)%

Segment profit	$56,910	$52,246	(8)%

(1)
We adjust the compensation expense for a business segment in situations where an employee assigned to one business segment is performing work in another business segment and we want to adequately reflect the compensation expense in the business segment where the revenue is being booked.

Year Ended March 31, 2015 versus March 31, 2014

        Revenues for Financial Restructuring were $207.9 million for the year ended March 31, 2015 compared with $230.1 million for the year ended March 31, 2014, representing a decrease of 10%. The decrease in revenues is primarily a result of continued strong U.S. capital markets resulting in fewer U.S. restructuring engagements.

        Total expenses were $155.7 million for the year ended March 31, 2015, compared with $173.2 million for the year ended March 31, 2014, a decrease of 10%. Employee compensation and benefits expenses were $134.7 million for the year ended March 31, 2015 compared with $151.4 million for the year ended March 31, 2014, a decrease of 11%. The decrease in employee compensation and benefits expenses is primarily a result of a decline in revenue resulting in lower absolute compensation to financial professionals. The Compensation Ratio was 65% for the year ended March 31, 2015 compared with 66% for the year ended March 31, 2014. Non-compensation expenses were $21.0 million for the year ended March 31, 2015 compared with $21.7 million for the year ended March 31, 2014, a decrease of 4%. Non-compensation expenses decreased compared with the year ended March 31, 2014 primarily as a result of lower recruitment, marketing and other operating expenses.

Financial Advisory Services

        Revenues trends in our Financial Advisory Services business segment can be categorized into two primary components: transaction based services and non-transaction based services. The transaction based services are primarily influenced by the overall market for United States announced M&A and financing transactions in a given year. Non-transaction based services are not necessarily correlated with either M&A or financing volume and tend to occur regardless of the health of the M&A environment or the capital markets. Transaction based services include fairness opinions, solvency opinions, purchase price allocations, and other transaction based opinions and advisory services.

        The following table summarizes the results of the Financial Advisory Services business segment.

	Year Ended March 31,
($ in thousands)	2014	2015	Change
Revenues	$102,054	$105,331	3%
Expenses:
Employee compensation and benefits(1)	64,770	66,981	3%
Non-compensation expenses	12,363	14,006	13%

Total expenses	77,133	80,987	5%

Segment profit	$24,921	$24,344	(2)%

(1)
We adjust the compensation expense for a business segment in situations where an employee assigned to one business segment is performing work in another business segment and we want to adequately reflect the compensation expense in the business segment where the revenue is being booked.

Year Ended March 31, 2015 versus March 31, 2014

        Revenues for Financial Advisory Services were $105.3 million for the year ended March 31, 2015 compared with $102.1 million for the year ended March 31, 2014, representing an increase of 3%. The increase in revenues is primarily a result of continued growth in the overall market for U.S. M&A transactions for the same period.

        Total expenses were $81.0 million for the year ended March 31, 2015, compared with $77.1 million for the year ended March 31, 2014, an increase of 5%. Employee compensation and benefits expenses were $67.0 million for the year ended March 31, 2015 compared with $64.8 million for the year ended March 31, 2014, an increase of 3%. The increase in employee compensation and benefits expenses is a result of revenue growth in Financial Advisory Services resulting in higher absolute compensation to financial professionals. The Compensation Ratio was 64% for the year ended March 31, 2015 compared with 63% for the year ended March 31, 2014. The non-compensation expenses were $14.0 million for the year ended March 31, 2015 compared with $12.4 million for the year ended March 31, 2014, an increase of 13%. Non-compensation expenses increased compared with the year ended March 31, 2014 primarily as a result of higher recruitment fees, marketing and travel expenses.

Corporate Revenues and Expenses

Year Ended March 31, 2015 versus March 31, 2014

        There were no corporate revenues for the year ended March 31, 2015 compared with $0.3 million for the year ended March 31, 2014. Corporate revenues were primarily generated by an immaterial ancillary business that was sold in December 2013. Corporate expenses were $50.4 million for the year ended March 31, 2015 compared with $46.1 million for the year ended March 31, 2014, representing an increase of 9%. Corporate expenses include expenses that are not allocated to individual business segments such as Office of the Executives, accounting, information technology, compliance, legal, marketing and human resources, including related employee benefit and compensation expense for corporate employees. The increase in corporate expenses is primarily a result of increased compensation costs to corporate employees.

Liquidity and Capital Resources

        Our current assets have historically comprised cash, a loan receivable from an affiliate and receivables related to fees earned from providing advisory services. Our current liabilities include accrued expenses, including accrued employee compensation and benefit expense.

        Our cash and cash equivalents include cash held at banks. We have not experienced any losses in our cash accounts and believe we are not exposed to any significant credit risk with respect to cash and cash equivalents. We maintain certain minimum levels of cash on hand in support of regulatory requirements for our registered broker/dealer. Excess cash on hand is generally loaned to our affiliate, ORIX USA, for which we receive interest income and which is repayable on demand. In addition, ORIX USA periodically reduces the loan for quarterly tax settlements and certain allocated corporate overhead costs.

        In connection with this offering, we intend to enter into two cash management loan agreements (the "Cash Management Agreements"), one between Houlihan Lokey, Inc. and ORIX USA and one between a U.K. subsidiary of ours and ORIX Global Capital, Ltd., a U.K. subsidiary of ORIX Corporation ("OGC"). Under the Cash Management Agreements, we will have the ability to lend excess cash to ORIX USA or OGC, as the case may be, and receive a note payable on demand. The ORIX entities will pay interest to us under the Cash Management Agreements at a rate of LIBOR plus       basis points, calculated and payable monthly. The Cash Management Agreement with ORIX USA will have a maximum commitment of $250 million, and the Cash Management Agreement with OGC will have a maximum commitment of $150 million.

        We pay a significant portion of our incentive compensation during November and April of each fiscal year. Therefore, levels of cash generally decline during the first quarter of each year and again in November of each fiscal year after incentive compensation is paid to our employees and then cash and the loan to affiliates gradually increase over the remainder of the year. We generally expect these cash management patterns to continue.

        In fiscal 2015 and fiscal 2014, we paid dividends in the amounts of $2.2 million and $1.1 million, respectively. Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to $        per share of common stock, commencing with the          quarter of fiscal 2016. See "Dividend Policy."

        As of March 31, 2015 and March 31, 2014 our cash equivalents were $88.7 million and $109.4 million, respectively, and our loan receivable from ORIX USA and other affiliates was $327.9 million and $171.4 million, respectively.

        Our liquidity is highly dependent upon cash receipts from clients which in turn are generally dependent upon the successful completion of transactions as well as the timing of receivable collections, which typically occurs within 60 days of billing. As of March 31, 2015 and March 31, 2014 accounts receivable were $57.5 million and $50.6 million, respectively.

        We maintain a revolving line of credit pursuant to a loan agreement, dated as of April 1, 2009 (the "Existing Revolving Credit Facility"), by and among Houlihan, Lokey, Howard & Zukin, Inc. (now Houlihan Lokey, Inc.) and our affiliate, ORIX USA, in the amount of $100.0 million which has never been drawn and expires on the earlier of (i) January 1, 2016 and (ii) one year after a change of control event. For a description of the terms of the Existing Revolving Credit Facility, see "Description of Indebtedness." Prior to this offering, we intend to replace the Existing Revolving Credit Facility with the New Revolving Credit Facility and the New ORIX Facility.

Cash Flows

        Our operating cash flows are primarily influenced by the amount and timing of receipt of advisory fees and the payment of operating expenses, including payments of incentive compensation to our employees. We pay a significant portion of our incentive compensation during November and April of each fiscal year. Therefore, levels of cash generally decline during the first quarter of each fiscal year and again in the third quarter of each fiscal year after incentive compensation is paid to our employees and then cash and the loan to affiliates gradually increase over the remainder of the year. We expect the timing of these cash flows to be similar going forward.

        A summary of our operating, investing and financing cash flows is as follows:

	Year Ended March 31,
($ in thousands)	2014	2015	Change
Cash provided by (used in)
Operating activities:
Net income	$61,428	$79,939	30%
Non-cash charges	22,983	24,110	5%
Other operating activities	80,600	92,458	15%

Total operating activities	165,011	196,507	19%
Investing activities	(121,984)	(213,464)	75%
Financing activities	(3,264)	(1,531)	(53)%
Effect of exchange rate changes	1,271	(2,270)	N/M

Net increase (decrease) in cash and cash equivalents	41,034	(20,758)	N/M
Cash and cash equivalents—beginning of year	68,386	109,420	60%

Cash and cash equivalents—end of year	$109,420	$88,662	(19)%

N/M = Not meaningful

Year Ended March 31, 2015

        Operating activities resulted in a net inflow of $196.5 million. Investing activities resulted in a net outflow of $213.5 million primarily attributable to an increase in receivables to affiliates. Financing activities resulted in a net outflow of $1.5 million primarily related to dividend distributions.

Year Ended March 31, 2014

        Operating activities resulted in a net inflow of $165.0 million. Investing activities resulted in a net outflow of $122.0 million primarily attributable to an increase in receivables to affiliates. Financing activities resulted in a net outflow of $3.3 million primarily related to dividend distributions.

Contractual Obligations

        The following table sets forth information relating to our contractual obligations as of March 31, 2015:

	Payment Due by Period
($ in thousands)	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Operating Leases	$111,442	$16,096	$31,840	$27,366	$36,140

Total	$111,442	$16,096	$31,840	$27,366	$36,140

        In conjunction with an acquisition in December 2012, the purchase agreement provided for certain earnout rights to the selling group. These rights stipulate that additional payments in the form of cash and stock will be made on March 31, 2015 and 2016 should certain revenue thresholds be met by certain individuals employed by the seller at the date of the acquisition. These obligations were capitalized as a liability as a component of the purchase price allocation of the acquired entity and are reduced by payments made and adjusted periodically to fair value, which was $2.8 million as of March 31, 2015.

        In conjunction with an acquisition in March 2014, we granted certain put rights to the selling group which provides for the sale of the remaining minority interest in the 120-day period beginning on December 31, 2017. These rights were booked as a redeemable non-controlling interest as of the acquisition date and are adjusted periodically to fair value which was $1.4 million as of March 31, 2015.

        In conjunction with an acquisition in January 2015, the purchase agreement provided for certain deferred consideration payments which are payable in the form of cash and stock on June 30, 2015, 2016 and 2017. These obligations were capitalized as a liability as a component of the purchase price allocation of the acquired entity and are adjusted periodically to fair value, which was $3.3 million as of March 31, 2015. In addition, the purchase agreement provided for certain earnout rights to the selling group. These rights stipulate that additional payments in the form of cash will be made on January 1, 2019 and 2020 should certain revenue thresholds be met by certain individuals employed by the seller at the date of the acquisition. These obligations were capitalized as a liability as a component of the purchase price allocation of the acquired entity and are adjusted periodically to fair value, which was $2.3 million as of March 31, 2015.

        We maintain certain stand-by letters of credit and bank guarantees with Bank of America in support of various office leases totaling approximately $2.0 million.

Off-Balance Sheet Arrangements

        We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our combined financial statements except for those described under "—Contractual Obligations" above.

Market Risk and Credit Risk

        Our business is not capital-intensive and we generally do not issue debt or invest in derivative instruments. As a result, we are not subject to significant market risk (including interest rate risk, foreign currency exchange rate risk and commodity price risk) or credit risk.

Risks Related to Cash and Short Term Investments

        Our cash is maintained in United States and non-United States bank accounts. We have exposure to a foreign exchange risks through our London (GBP) entity. However, we believe our cash is not subject to any material interest rate risk, equity price risk, credit risk or other market risk. Our cash is managed by our affiliate, ORIX USA, and is subject to demand notes in our favor. Following the consummation of this offering, consistent with our past practice, we expect to maintain our cash in bank accounts or highly liquid securities, including demand notes from ORIX USA or OGC under the Cash Management Agreements.

Exchange Rate Risk

        We are exposed to the risk that the exchange rate of the United States dollar relative to other currencies may have an adverse effect on the reported value of our non-United States dollar denominated or based assets and liabilities. In addition, the reported amounts of our revenues may be affected by movements in the rate of exchange between the currencies in the countries in which we operate and the United States dollar, in which our financial statements are denominated. For the years ended March 31, 2015 and March 31, 2014 respectively, the net impact of the fluctuation of foreign currencies in other comprehensive income within the Audited Consolidated Statement of Comprehensive Income was $(2.4) million and $1.3 million, respectively. From time to time, we have entered into transactions to hedge our exposure to certain foreign currency fluctuations through the use of derivative instruments or other methods.

Credit Risk

        We regularly review our accounts receivable and allowance for doubtful accounts by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to us. We maintain an allowance for doubtful accounts that, in our opinion, provides for an adequate reserve to cover losses that may be incurred. See "—Critical Accounting Policies and Estimates—Accounts Receivable and Unbilled Work in Progress."

Critical Accounting Policies and Estimates

        We believe that the critical accounting policies included below represent those that are most important to the presentation of our financial condition and results of operations and require management's subjective and complex judgment. For a discussion of these and other critical accounting policies and their impact on our consolidated financial statements, see Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus.

        The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period for which they are determined to be necessary.

        Historically, and until the closing of this offering, certain expenses have been allocated from ORIX USA to Houlihan Lokey based on an allocation of incurred corporate level support services. For the fiscal year ended March 31, 2015 and the year ended March 31, 2014, the allocation from ORIX USA to Houlihan Lokey was $2.5 million and $2.8 million, respectively. After this offering, this allocation will be replaced with a services agreement with ORIX USA, whereby ORIX USA will provide certain administrative services to Houlihan Lokey for a fee. See "Certain Relationships and Related Party Transactions" for further information.

Recognition of Revenue

        We earn fees from our clients for providing advisory services on mergers, acquisitions, divestitures, leveraged buyouts, financings, restructurings and similar corporate finance matters. It is our accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collectability is reasonably assured. We record revenue on the Consolidated Statements of Operations as follows:

        In general, advisory fees are paid at the time we sign an engagement letter (Retainer Fees), during the course of the engagement (Progress Fees) or upon the successful completion of a transaction or of an engagement (Completion Fees). Retainer Fees and Progress Fees are recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to the total services required to be performed. Completion Fees are recognized only upon substantial completion of the conditions stipulated by the engagement agreement. In some circumstances, and as a function of the terms of an engagement letter, we may receive Retainer Fees for advisory services concurrently with, or soon after, the execution of the engagement letter where the engagement letter will specify a future service period associated with that fee. In such circumstances, these Retainer Fees are initially recorded as deferred revenue, which is recorded within Other Current Liabilities on the Consolidated Statements of Financial Condition, and subsequently recognized as revenue during the applicable time period within which the service is rendered.

        Revenues related to fairness or valuation opinions are recognized when the opinion has been rendered and delivered to the client and all other requirements for revenue recognition are satisfied. Completion Fees for advisory services, such as M&A advice, are recognized when the transaction(s) or event(s) are determined to be completed or substantially completed and all other requirements for revenue recognition are satisfied. In the event the Company were to receive a fee for an opinion or a Completion Fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied. Revenues under fixed fee contracts are recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to total services required to be performed. Their estimates are derived through discussion with deal teams on status of engagements and are evaluated by our accounting group. In some cases, approval of our fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted. However, if the fee that is going to be collected from the client is fixed and determinable, and the collectability of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate under GAAP. In instances when the revenue recognized on a specific engagement exceeds the amounts billed, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the statement of financial condition. Taxes, including value added taxes, collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue in our consolidated statements of comprehensive income.

Operating Expenses

        The majority of our operating expenses relates to compensation and benefits for employees, which includes the amortization of the relevant portion of our share-based incentive plans. We account for share-based payments in accordance with Financial Accounting Standards Board issued ASC 718, "Compensation—Stock Compensation" ("ASC 718"). We grant employees performance-based awards that vest upon the occurrence of certain performance criteria being achieved. Employee compensation and benefit expense is accrued if it is probable that the performance condition will be achieved and is not accrued if it is not probable that the performance condition will be achieved. Significant judgment is required in determining the probability that the performance criteria will be achieved. The fair value of awards that vest from one to five years are amortized over the vesting period or requisite substantive service period, as required by ASC 718. See Note 10—Employee Benefit Plans to our audited consolidated financial statements included elsewhere in this prospectus for more information.

        Other examples of operating expenses include: travel, meals and entertainment; rent; depreciation and amortization, professional fees, which relate primarily to outside legal and consulting fees and employee training costs; office expenses, which include such items as repairs and maintenance; information, technology and communication costs; office supplies; postage and delivery costs; and other operating expenses, which include such items as business license and registration fees, non-income-related taxes, and charitable contributions. Reimbursements received from customers for out-of-pocket expenses we incur are presented net against the related expenses in the accompanying consolidated statements of comprehensive income.

Accounts Receivable

        The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of uncollected revenues and is recorded through bad debt expense in the accompanying consolidated statements of comprehensive income. Amounts deemed to be uncollectible are written off against the allowance for doubtful accounts.

Provision for Income Taxes

        ORIX USA and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. We report income tax expense as if we filed separate returns in all jurisdictions.

        Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of our assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Goodwill and Intangible Assets

        Goodwill represents an acquired company's acquisition cost over the fair value of acquired net tangible and intangible assets. Goodwill is the net asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Intangible assets identified and accounted for include trade names and marks, backlog, developed technologies, and customer relationships. Those intangible assets with finite lives, including backlog and customer relationships, are amortized over their estimated useful lives.

        During 2015 and 2014, goodwill was reviewed for impairment in accordance with Accounting Standards Update (ASU) No. 2011-08, Testing Goodwill for Impairment, which permits us to make a qualitative assessment of whether it is more likely than not that one of our reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If we conclude that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then we would not be required to perform the two-step impairment test for that reporting unit. If the assessment indicates that it is more likely than not that the reporting unit's fair value is less than its carrying value, we must test further for impairment utilizing a two-step process. Step 1 compares the estimated fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment exists and is measured in Step 2 as the excess of the recorded amount of goodwill over the implied fair value of goodwill resulting from the valuation of the reporting unit. Impairment testing of goodwill requires a significant amount of judgment in assessing qualitative factors and estimating the fair value of the reporting unit, if necessary. The fair value is determined using an estimated market value approach, which considers estimates of future after tax cash flows, including a terminal value based on market earnings multiples, discounted at an appropriate market rate. During the 2015 and 2014 annual impairment reviews, management concluded that it is not more likely than not that our fair value is less than its carrying amount and no further impairment testing was considered necessary.

        During 2015 and 2014, indefinite lived intangible assets were reviewed for impairment in accordance with ASU 2012-02, Testing Indefinite-lived Intangible Assets for Impairment, which provides us the option to perform a qualitative assessment. If it is more likely than not that the asset is impaired, the amount that the carrying value exceeds the fair value is recorded as an impairment expense. During the 2015 and 2014 annual impairment review of indefinite lived intangible assets, we determined that it is not more likely than not that the fair values were less than the carrying values.

        Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group (inclusive of other long-lived assets) be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. During 2015 and 2014, no events or changes in circumstances were identified that indicated that the carrying amount of the finite-lived intangible assets were not recoverable.

Recent Accounting Developments

        For a discussion of recently issued accounting developments and their impact or potential impact on our consolidated financial statements, see Note 2—Summary of Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

        Established in 1972, Houlihan Lokey is a leading global independent investment bank with expertise in M&A, financings, financial restructurings and financial advisory services. Through our offices in the United States, Europe, Asia and Australia, we serve a diverse set of clients worldwide including corporations, financial sponsors and government agencies. We provide our financial professionals with an integrated platform that enables them to deliver meaningful and differentiated advice to our clients. We advise our clients on critical strategic and financial decisions employing a rigorous analytical approach coupled with deep product and industry expertise. We market our services through our product areas, our industry groups and our Financial Sponsors group, serving our clients in three primary business practices: Corporate Finance (encompassing M&A and capital markets advisory), Financial Restructuring (both out-of-court and in formal bankruptcy or insolvency proceedings) and Financial Advisory Services (including financial opinions and a variety of valuation and financial consulting services).

        As of March 31, 2015, we had a team of 668 financial professionals across 17 offices globally and an additional three offices through our joint ventures, serving approximately 800 clients annually over the past several years, ranging from closely held companies to Fortune Global 500 corporations. Our Corporate Finance group is the leading M&A and capital markets advisor for mid-cap transactions. We were ranked the #1 M&A advisor for United States transactions under $5 billion in 2014 and we have been the #1 M&A advisor for United States mid-cap transactions every year for the last nine years (2006-2014). We also have one of the largest, most experienced restructuring practices globally, having advised on more than 1,000 restructuring transactions, including 12 of the 15 largest United States bankruptcies, since 2000. In 2014, we were ranked as the #1 global financial restructuring advisor and in 2013, we were recognized as the Global Restructuring Advisor of the Year by the IFR and European Restructuring House of the Year by Financial News, in addition to receiving recognition for our roles on seminal and complex United States and cross-border M&A transactions in 2013 and 2014. Finally, we are a respected market leader in Financial Advisory Services, as we have been ranked as the #1 U.S. M&A fairness opinions advisor over the past ten years.

        We are committed to a set of principles that serve as the backbone to our success. Independent advice and intellectual rigor, combined with consistent senior-level involvement, are hallmarks of our commitment to client service. Our entrepreneurial culture engenders the flexibility to collaborate across our business practices to provide world-class solutions for our clients. Our broad based employee ownership serves to align the interests of employees and shareholders and further encourages a collaborative environment where our Corporate Finance, Financial Restructuring and Financial Advisory Services groups work together productively and creatively to solve our clients' most critical financial issues. We enter into businesses or offer services where we believe we can excel based on our expertise, analytical sophistication, industry focus and competitive dynamics. Finally, we remain independent and specialized, focusing on advisory products and market segments where our expertise is both differentiating and less subject to conflicts of interest arising from non-advisory services, and where we believe we can be a market leader in a particular segment. We do not lend or engage in any securities sales and trading operations or research which might conflict with our clients' interests.

        We believe that the continuity of our senior leadership over an extended period of time has contributed to our differentiated business model and unique culture. The four members of our Office of the Executives have been employed by us for an average of 27 years. In addition, we have experienced very low turnover across our Managing Director ranks, with the tenure of our Managing Directors averaging ten years. We believe this continuity of leadership and partnership culture is unique in the investment banking industry and results in increased collaboration across our product and industry groups.

        Due to our diversified business mix, our Corporate Finance and Financial Restructuring practices have historically acted as natural balances to each other, helping us grow our revenues and profitability throughout economic cycles. Our institutional flexibility and product mix provide our bankers with opportunities to advise their clients in almost any market conditions, thereby reducing our historical need to make significant downward adjustments to our employee base in challenging market conditions. From 2000 to 2015, our revenues grew from $144.1 million to $680.9 million, and our net income during the same period grew from $15.6 million to $79.9 million.

        Shown below are select transactions across our industry groups and product lines:

Ad Hoc Group Advisor American Airlines **$29,500,000,000***	**Fairness Opinion** AVON sale of its Silpada jewelry business SILPADA DESIGNS to Rhinestone Holdings, Inc.	**Fairness Opinion** Beats Electronics, LLC licensing of certain trademarks and trade names to Daisy, LLC
Fairness Opinion blue of california has acquired Care1st Health Plan	**Exclusive Sell Side Advisor** CareNow acquisition by HCA Hospital Corporation of America	**Creditor Advisor** CIT **$54,000,000,000***
Exclusive Buy Side Advisor Deloitte. acquisition of substantially all the assets of the North American Public Services Business of BearingPoint Management & Technology Consultants **$350,000,000**	**Exclusive Sell Side Advisor & Fairness Opinion** DFC GLOBAL CORP acquisition by LONE STAR FUNDS **$1,300,000,000**	**Fairness Opinion** dunkin' brands repurchase of 15,000,000 shares of its common stock from certain shareholders
Creditor Advisor eircom acquisition in an Irish Examinership process **€4,172,000,000***	**Company Advisor** GateHouse Media **$1,250,000,000***	**Ad Hoc Bondholder Committee Advisor** GM **$105,000,000,000***
Fairness Opinion KAYAK acquisition by priceline.com **$1,800,000,000**	**Fairness Opinion** kraft foods acquisition of Cadbury **$19,400,000,000**	**Official Committee of Unsecured Creditors Advisor** LEHMAN BROTHERS **$350,000,000,000***
Financial Opinion LIBERTY spin-off of starz	**Exclusive Buy Side Advisor** NTT Communications acquisition of INTEGRALIS	**Exclusive Advisor & Placement Agent** PODS a portfolio company of ARCAPITA Unitranche Credit Facility Refinancing **$430,000,000**
Exclusive Sell Side Advisor SIEMENS divestiture of Hydrocarbon Services Business to FCC FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.	**Exclusive Sell Side Advisor** SKINNY POP POPCORN partnership with TA Associates	**Creditors Committee Advisor** WORLDCOM **$33,000,000,000***

*
Represents total debt at time of restructuring.

Our Services

        We provide our financial professionals with an integrated platform that enables them to deliver meaningful and differentiated advice to our clients. We market our services through our product areas, our industry groups and our Financial Sponsors group, who then work collaboratively with our product bankers to deliver comprehensive solutions and seamless execution for our clients. This marketing effort is combined with an extensive network of referral relationships with law firms, consulting firms, accounting firms and other professional services firms that have been developed by our Financial Advisory Services professionals who maintain those relationships as potential referral sources and direct clients across all of our product lines. Our global reach and local on-the-ground presence, with 668 financial professionals in 17 offices worldwide in major and emerging financial centers and an additional three offices through our joint ventures as of March 31, 2015, is an attractive feature for our client base.

        We have a diversified financial advisory platform. Our business features low revenue concentration and low client concentration: our largest client fee in fiscal 2015 represented less than 2% of our revenues, and each of our business segments enjoys a large and diversified client base; in particular, our Corporate Finance group closed 188 transactions in fiscal 2015, our Financial Restructuring group closed 63 transactions in fiscal 2015 and our Financial Advisory Services group had over 1,000 fee events in fiscal 2015.

Corporate Finance

        As of March 31, 2015, we had 310 Corporate Finance professionals utilizing a collaborative, interdisciplinary approach in order to provide our clients with extensive industry experience, product expertise and global reach in a wide variety of M&A and financing transactions. We compete with boutique firms focused on particular industries or geographies as well as other independent investment banks and bulge-bracket firms. A majority of our engagements represent mid-cap transactions, which we believe is an attractive segment that is underserved by bulge-bracket investment banks. We believe that our deep sector expertise, significant senior banker involvement and attention, strong financial sponsor relationships and global platform provide a compelling value for our clients, engendering long-term relationships and making it difficult for our peers to compete against us in this segment of the market.

        We believe that executing transactions in both the mid-cap and large-cap markets results in less volatile revenues, driven by a significantly larger number of transactions in the mid-cap segment. In 2014, Thomson Reuters reported that 92% of the M&A transactions in the United States where the value of the transaction was disclosed were mid-cap transactions. Moreover, the number of mid-cap transactions has been meaningfully less volatile year-over-year than the corresponding number for large-cap transactions. We believe that having the flexibility to execute in both markets provides a competitive advantage over bulge-bracket firms that focus almost exclusively on large-cap transactions. Finally, we believe that mid-cap companies tend to have a greater need for financial advice when they consider corporate transactions, as they often lack robust, dedicated internal resources for corporate development and financing.

        We believe that through our industry groups we have a meaningful presence in every major industry segment, including aerospace & defense; business services; consumer, food & retail; financial institutions; healthcare; industrials; and technology, media & telecommunications. We continue to expand and deepen our specialized industry capabilities, most recently with the acquisitions of Milestone Advisors, a specialized financial institutions-focused advisory firm, in December 2012, and of ArchPoint Partners, a technology-focused advisory firm, in March 2014. While the majority of our engagements are in the United States, we continue to enhance our M&A presence in other geographies, including Europe, Asia and Australia, and we believe there will be more opportunities to acquire similar specialized advisors.

        Our industry groups are complemented by our Financial Sponsors group, one of the most extensive dedicated coverage groups for private equity and hedge fund institutions in the industry, consisting of senior financial professionals covering more than 400 private equity firms, 200 hedge funds and approximately 50 family offices. As financial sponsors have continued to grow in importance, our commitment to covering this client base has become an important advantage in growing and maintaining our market share.

        We receive a Retainer Fee on the majority of our Corporate Finance engagements, in addition to a Completion Fee. In fiscal 2015, we advised on 188 Corporate Finance transactions that closed during the fiscal year.

        Our Corporate Finance activities comprise two significant categories:

  Mergers & Acquisitions:    We have extensive expertise in mergers, acquisitions, divestitures, activist shareholder and takeover defense and other related advisory services for a broad range of United States and international clients. Our Corporate Finance professionals have relationships with thousands of companies and financial sponsors, providing us with valuable insights into a wide variety of relevant markets.

  Our M&A business consists primarily of sell side and buy side engagements. In particular, we have developed a reputation in the marketplace as one of the most prolific sell side advisors, consistently selling more companies under $1 billion than any competitor. We offer our advice to a diverse set of parties, including public and private company executives, boards of directors, special committees and financial sponsors.

  We believe our team of experienced and talented financial professionals is well positioned to provide advice across a wide range of M&A advisory services globally, including sell side, buy side, joint ventures, asset sales and divestitures that are less subject to conflicts of interest arising from non-advisory services. Our global industry group model with embedded M&A capabilities brings sector-specific knowledge, experience and relationships to our clients, allowing us to provide differentiated expert advice and connect buyers on a global basis.

  Our accomplishments in M&A have earned us consistent recognition throughout the industry, and over the last ten years we have consistently been one of the most active M&A advisors in the United States.

  We bring a deep set of expertise when we advise clients on the sale of a company, a business, or a portfolio of assets. Our sell side services may include:

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    advising on the appropriate timing and structure of a potential sale or alternative liquidity event;

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    advising on the appropriate sale process in relation to the client's financial and strategic priorities;

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    advising on the potential valuation from strategic buyers and financial sponsors;

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    identifying, prioritizing and providing insights on a set of potential buyers and managing communication with buyers;

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    developing company positioning and key documents for potential buyers;

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    coordinating, assisting and acting as a liaison between clients and buyers during due diligence;

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    evaluating buyer proposals and advising clients on transaction terms including governance, financial structuring and timing;

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    negotiating and facilitating the execution of transactions; and

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    providing a fairness opinion to assess the terms of the sale, when requested.

  We also advise clients on the potential acquisition of a company, a business, or a portfolio of assets. Our buy side services may include:

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    advising on a variety of acquisition or growth strategies;

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    identifying, prioritizing and providing insights on a set of potential targets;

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    advising on the potential valuation of the business and our client's ability to pay;

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    advising on transaction terms including governance, structuring and timing;

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    analyzing potential financing alternatives;

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    assisting in the due diligence process;

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    negotiating and facilitating the execution of transactions; and

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    providing a fairness opinion to assess the terms of the purchase, when requested.

  Capital Markets Advisory:    We provide global financing solutions and capital-raising advisory services for a broad range of corporate and private equity clients across all industry verticals, from large, publicly-held, multinational corporations to financial sponsors to privately-held companies founded and run by entrepreneurs.

  Our capital markets advisory professionals leverage a wide array of longstanding, senior-level lender and investor relationships, including with traditional and non-traditional direct capital providers (such as institutional credit funds, commercial finance companies, business development companies, insurance companies, pension funds, mutual funds, global asset managers, special situations investors and structured equity providers). As the traditional syndicated capital markets are becoming increasingly complex and more regulated, the private capital markets have developed to provide an alternative source of flexible capital that can be tailored to meet clients' needs.

  We believe we excel in providing our clients with sophisticated and thoughtful advice and access to traditional and non-traditional capital providers in the private and public capital markets. Our objective is to create a capital structure that enables the client to achieve its strategic priorities on the best terms available in the market, which often involves raising more than one type of capital, sometimes from multiple capital providers. Our private capital markets advisory services may include:

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    analyzing the optimal capital structure and debt capacity of the business, as well as identifying potential debt and equity capital providers;

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    developing company positioning strategy, marketing materials, financial models and key documentation for capital raising;

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    providing information to potential capital providers;

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    evaluating bids and advising on the strengths and weaknesses of each proposal;

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    finalizing the optimal capital structure based upon feedback from potential capital providers; and

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    negotiating and executing the transaction with the final capital providers.

  In addition, we also advise clients who are accessing capital in larger, syndicated markets such as the leveraged loan market and the public debt and equity markets. Our services in this segment of the capital markets may include:

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    assisting issuers in selecting and negotiating with lead arrangers or lead underwriters;

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    developing positioning and marketing strategies for capital raising;

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    identifying potential investors;

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    marketing the financing to potential investors;

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    assisting clients with the credit ratings process; and

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    participating in the underwriting syndicate as a co-manager.

        Our Corporate Finance practice also includes Illiquid Financial Assets ("IFA") and Activist Shareholder Advice ("ASA") services. Our professionals work closely with banks, insurance companies, hedge funds, family offices, specialty finance companies, special situation funds, asset managers, pension plans, sovereign wealth funds, endowments and public vehicles to advise on liquidity solutions for portfolios of financial assets. Drawing upon the Company's extensive expertise in M&A, financial restructuring, capital markets and valuation, the IFA team operates in three core areas: asset sales and financings; fund advisory and restructurings; and bespoke transactions. Two key differentiators of the IFA practice include the breadth of assets with which the team has had experience and the depth of relationship the team maintains with global specialist investor groups.

        Our ASA professionals have substantial expertise in advising parties in a variety of activist situations, such as advising corporations and their boards on preparing for and reacting to activist shareholder activity and developing takeover defenses. Our ASA team has a strong understanding of the activist space and helps corporations and activists evaluate strategies and develop an appropriate course of action.

Financial Restructuring

        As of March 31, 2015, we had 173 Financial Restructuring professionals working around the globe, which we believe constitutes one of the largest restructuring groups in the investment banking industry. Since its establishment in 1988, our Financial Restructuring group has earned a reputation for being the advisor of choice for the largest and most complex restructurings, offering knowledge, experience and creativity to address challenging situations. Our Financial Restructuring group operates in all major worldwide markets as debt issuances have increased around the world. Our Financial Restructuring professionals bring to bear deep expertise and experience in restructurings in the United States, Canada, Europe, Asia, Australia, the Middle East, Latin America and Africa. Given the depth and breadth of the team's expertise and the high barriers to entry, international and multi-jurisdictional restructurings represent an attractive opportunity for our Financial Restructuring team.

        The group employs an interdisciplinary approach to engagements, calling upon the expertise of our industry groups, capital markets advisory group and Financial Sponsors group, and drawing on the worldwide resources of the Financial Restructuring team as each situation may require. The Financial Restructuring group is deeply experienced in evaluating complex, highly leveraged situations. In addition to comprehensive financial restructurings, we work with distressed corporations on engagements involving changes of control, asset sales and other M&A and capital markets activities, many times involving the sale of a company or its assets quickly, and in contested or litigious settings on expedited timeframes. We advise companies undergoing financial restructuring and creditor constituencies at all levels of the capital structure, in both out-of-court negotiations and in formal bankruptcy or insolvency proceedings. Our experience, geographic diversity and size allow us to provide the immediate attention and staffing required for time-sensitive and mission-critical restructuring assignments, making us a valued partner for our clients.

        Our dedicated team is active throughout business cycles. Our Financial Restructuring practice serves as a countercyclical hedge across macroeconomic cycles, with increasing levels of restructuring opportunities occurring during periods when demand for M&A and capital markets advisory services may be reduced. In robust macro-economic environments, demand for the services of our restructuring team generally continues due to opportunities arising from secular and cyclical disruptions in certain industries, recent examples of which include retail, shipping and oil and gas; and market disruptions in certain geographies. Our geographic diversity and global market leadership allow us to maintain sustained levels of activity even when the U.S. capital markets are vibrant.

        We are consistently ranked as a leading global restructuring advisor, including recognition as the #1 ranked global investment banking restructuring advisor for six of the last seven years. Since 2000, we have advised on more than 1,000 restructuring transactions, including advising major parties-in-interest in 12 of the 15 largest corporate bankruptcies in the United States, such as the bankruptcies of Lehman Brothers, Worldcom, Enron, the CIT Group and General Motors. In 2013, we were recognized as Global Restructuring Advisor of the Year by IFR, Best Loan Restructuring House / Advisor by Euroweek and GlobalCapital and European Restructuring House of the Year by Financial News. We also received recognition for Deals of the Year for several complex, high-profile transactions in 2013 and 2014, including the restructuring of American Airlines.

        Our broad base of clients and our extensive experience allow us to understand the dynamics of each restructuring situation and strengthen our negotiating strategies by providing us insight into the needs, attitudes and positions of all parties-in-interest. Our clients include companies, bondholder groups, financial institutions, banks and other secured creditor groups, trade creditors, official Chapter 11 creditors' committees, equity holders, acquirers, equity sponsors and other parties-in-interest involved with financially challenged companies.

        Our Financial Restructuring professionals work closely with our Corporate Finance and Financial Advisory Services professionals to provide holistic advice. In financial restructuring assignments, our team may represent the company, the creditors or other stakeholders. In fiscal 2015, we advised on 63 restructurings that closed during the fiscal year. Our services include:

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  assessing the financial condition of a company and analyzing its optimal capital structure;

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  providing a comprehensive view of the company's challenges and strategic alternatives, such as sale of the entire business, portions of the business or specific assets, and in-court and out-of-court alternatives for the restructuring process;

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  evaluating availability and terms of potential financing if needed;

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  providing valuation of the company and its component parts in the context of potential restructuring;

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  developing a comprehensive course of action for the restructuring or recapitalization plan;

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  assisting in the implementation of a specific course of action, which may involve drafting exchange offers, restructuring of bank and other credit agreements, design of new securities, assisting in the development of stock options and incentive plans and in management and corporate governance issues;

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  preparing presentations and conducting and participating in negotiations with various constituencies of creditors and other stakeholders;

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  structuring and negotiating terms for new debt and equity investments;

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  providing expert testimony when required and appropriate;

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  analyzing the impact of modifications to terms and conditions of an existing debt;

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  assessing the impact of sales or M&A transactions on the value of debt or securities;

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  analyzing the reorganization plan and providing advice to maximize the recovery value;

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  participating in negotiations among the various parties; and

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  providing expert testimony where necessary to assist in the confirmation and implementation of the plan of reorganization.

Financial Advisory Services

        Our Financial Advisory Services practice is one of our original practices and dates back more than 40 years. As of March 31, 2015, we had 185 financial professionals and strategic consultants in this practice, making us one of the largest and most respected valuation and financial opinion practices in the United States. We are ranked as the #1 U.S. M&A fairness opinions advisor over the past ten years. We believe we are a thought-leader in the field of valuation and strategic consulting, and our professionals produce influential studies and publications which are recognized and valued throughout the financial industry. Our extensive transaction expertise and leadership in these fields inspire confidence in the financial executives, boards of directors, special committees, retained counsel, investors and business owners that we serve. We believe that our reputation for delivering an outstanding analytical product that will withstand legal or regulatory scrutiny coupled with our independence makes us the advisor of choice for clients that seek to obtain a complex valuation or transaction opinion.

        Unlike our other business segments, Financial Advisory Services assignments typically have a four to six week time frame and the fees paid are generally milestone-driven rather than success-driven. Moreover, due to the recurring nature of certain services within the segment such as Portfolio Valuation and Tax and Financial Reporting Valuation (with the exception of Transaction Opinions), our revenue from these services is stable. In fiscal 2015, we had over 1,000 fee events on engagements.

        Our core competencies in our Financial Advisory Services practice are our ability to analyze and value companies, security interests, and different types of assets, including intellectual property and liabilities, as well as our ability to analyze the financial aspects of transactions. We are organized around different service areas as each area has different areas of regulatory or compliance specializations, different valuation guidelines as well as different marketing channels. As such, our Financial Advisory Services practice falls into four general categories, described below.

        Transaction Opinions:    includes fairness and solvency opinions, and other opinions issued in connection with a transaction. Our client base includes boards of directors, company management, retained counsel, lenders, trustees and other fiduciaries for consideration in their determination of important decisions they make in the context of a transaction. These opinions may address the financial fairness of the consideration to be received or paid, the capital adequacy of a company pre- or post-transaction, and the reasonableness of various financial terms in a transaction, among other types of opinions. Key growth drivers include a heightened level of scrutiny by regulatory and judicial bodies on the process decision makers undergo in a transaction.

        Portfolio Valuation:    provides periodic, ongoing valuation services of illiquid securities to predominantly institutional clients for financial reporting purposes. Our client base includes hedge funds, private equity funds, business development companies, banks, insurance companies and other institutional investors. Our team provides advisory services both in traditional valuations of corporate debt and equity securities and in a variety of structured, derivative and other complex investments. The business model is one of generally recurring revenues from a relatively stable client base as our clients tend to stay with the same valuation provider for an extended time period. Key growth drivers include increasing regulatory and accounting requirements for financial reporting and increasing demand from institutional investors and regulators for independence in the valuation process.

        Tax and Financial Reporting Valuation:    provides valuations related to Tax and Financial Reporting. Tax-related valuations include the valuation of private company stock and equity-based grants (public and private companies), purchase price allocations, valuation of intangible assets and fixed assets in acquisitions, goodwill impairment analyses, and derivatives and liability valuations. Financial reporting-related valuations include jurisdictional reorganizations of legal entities, conversions of corporate structure (C-Corp from or to pass-through entity), private company valuations and support for intercompany transactions. Many Tax and Financial Reporting projects recur annually and sometimes more frequently based on client need. Key growth drivers include the M&A market and tax reorganizations for multinational companies.

        Consulting Services:    Our Financial Advisory Services practice provides a variety of other consulting services:

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  Due Diligence Services: provides accounting, financial, tax (diligence and structuring) and commercial due diligence provided on the buy side or sell side of a transaction to better assess the quality of earnings, normalized cash flow and financial condition of an entity

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  Dispute Consulting: provides opinions on value, economic damages and various financial and accounting matters dealing with fact and quantum related to some form of dispute, which are typically used with respect to shareholder disputes, disputes with or inquiries by governmental, regulatory and tax agencies and commercial litigation

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  Strategic Consulting: provides business expertise and in-depth knowledge in the areas of strategy development, operations and organization and performance improvements to serve our large-cap and mid-cap corporate clients and financial sponsors

        We actively seek to add new services within our Financial Advisory Services practice that are consistent with our analytical strengths, that are synergistic to our other businesses and that neither compromise our independence nor create potential conflicts of interest.

        Our Financial Advisory Services professionals actively generate business through relationships with law firms, private equity firms, auditors and consultants. Moreover, our Corporate Finance and Financial Restructuring groups and our Financial Sponsors group supplement this effort with internal referrals.

Our Market Opportunity

        We believe that we are positioned for increased revenues and market share, driven by the following broader market forces:

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  Increasing Demand for Independent Advice—In the last decade, the demand for independent advice has increased dramatically, arising in part from the global financial crisis. We believe this trend has largely been driven by increasing levels of regulatory and fiduciary scrutiny of actual or perceived conflicts of interest at bulge-bracket and accounting firms, where providing advisory and opinion services can conflict with firm interests in securities sales and trading, underwriting, lending, proprietary investing, research coverage, consulting and auditing services. We also believe that this shift will continue as bulge-bracket firms increasingly rely on capital and distribution for profits and clients seek advice and opinions free of perceived bias from non-advisory services in an ever more complex M&A and capital markets landscape. Our core strengths and reputation in providing unbiased, high-quality, respected advice and opinions in a wide variety of situations position us well to take advantage of these trends.

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  Continued Growth in M&A Transactions—After declining through the latest global financial crisis, U.S. M&A transaction volumes are increasing as the macroeconomic environment stabilizes and financing conditions remain favorable. Driven by strong corporate balance sheets, buoyant capital markets and increased financial sponsor activity, the market is returning to the higher levels seen in 2006 and 2007. Our Corporate Finance and Financial Advisory Services groups are well positioned to capitalize on these market trends in the United States and increase transaction volumes and related opinion work.

United States Announced M&A Transaction Count

      Source: Thomson Reuters, based on calendar year

    We believe a similar growth opportunity is developing in Europe and in cross-border M&A transactions, and we have continued to invest resources and grow our team in that region. As of March 31, 2015, we maintained a staff of 90 financial professionals across all of our lines of business throughout Europe, Asia and Australia, who are well positioned to take advantage of opportunities in the M&A and financing markets as they continue to rebound, supported by our established relationships and reputation in those regions as the market leader for restructuring advisory services.

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  Growth in Corporate Debt Issuance and Rise in Restructuring Activity—As a result of persistently low interest rates, corporations globally have issued record amounts of leveraged loan and high-yield debt in recent years. By maintaining our highly experienced team of restructuring professionals through the current low-default rate environment, we believe we have the capacity to address and benefit from any uptick in restructuring activity that may occur as a result of the record amounts of leverage. Additionally, our Financial Restructuring team continues to capitalize on opportunities caused by geographic and sector dislocations that have occurred in an otherwise healthy economic climate, such as in the Middle East, Eastern Europe, Latin America, Australia and Africa, as well as the retail, oil and gas and shipping sectors. Moreover, we are well positioned in geographies where restructuring markets are just beginning to evolve, driven by increased external investment and continued development of financial and legal sophistication, such as India, China and other parts of Asia. We also believe that increased balance sheet and multi-jurisdictional complexity provides a natural opportunity for us to provide services to both debtors and creditors throughout market cycles. In addition, as the following chart illustrates, a spike in default rates often follows periods of substantial leveraged loans and high yield issuances. We have seen continued strong leveraged loans and high yield issuances for the last five years, and believe we are well positioned to the extent that default rates begin to increase which will provide increased opportunities for our Financial Restructuring group.

 Global Leveraged Loan and High-Yield Debt Issuances ($ in billions)

      Source: Thomson Reuters, based on calendar year

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  Ongoing Talent Dislocation at Financial Institutions—In the aftermath of the global financial crisis, bulge-bracket banks are facing increasing regulation, compensation pressures, capital constraints and higher operating costs, creating a more challenging environment for their financial professionals. These increased challenges have resulted in rounds of down-sizing, as well as decreasing opportunities for those professionals who remain, causing a significant and ongoing dislocation of investment banking talent. We have been able to benefit from this trend by acquiring talented professionals who have driven increased relationships and business for the firm. This ongoing dislocation continues to represent an opportunity to enhance our industry and product groups, expand our geographic reach and enrich our advisory expertise and capabilities. We expect to continue to capitalize on this compelling opportunity and selectively attract complementary talent to our unique and attractive business model.

Our Competitive Advantages

        We believe that our business is most differentiated from that of our competitors in the following respects:

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  Strong Partnership Culture with Significant Employee Ownership and Collaboration—Our people are our greatest asset. Over the years, we have invested significantly in our people and created a true team-oriented culture with an entrepreneurial spirit. This team approach and lack of "superstar" culture differentiates us from many of our competitors who rely on one or a few key bankers. In addition, because of our equity compensation model, we have approximately 279 employee shareholders who will own approximately      % of our equity upon consummation of this offering, with no single employee shareholder owning greater than      %. Moreover, we intend to continue our equity compensation programs after this offering is consummated. We believe this broad-based equity ownership results in a strong alignment of employee and shareholder interests, fostering a collaborative culture with a focus on making decisions that broadly increase shareholder returns. Lastly, through each financial cycle, we expand our overall product, industry and coverage capabilities as our bankers continue to stay engaged through all cycles. During periods of financial distress, we do not experience the substantial layoffs and dislocation of personnel that occur at many other investment banking firms. Our continuity in senior financial professionals through economic cycles results in greater teamwork and collaboration among our various product and industry groups.

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  Leadership in All Three Business Segments and across Industry Sectors—Our consistent ability to innovate new solutions tailored to our clients' financial needs has enabled us to assert our market leadership in each of our business segments, including:

      #1 Most Active M&A Advisor for United States Transactions under $5 billion in 2014 and under $1 billion over the past 9 years

      #1 M&A Fairness Opinions Advisor in the United States over the past 10 years

      #1 Global Investment Banking Restructuring Advisor for 6 of the last 7 years

    We are respected for bringing innovative product solutions to our clients to meet increasing demand in a complex, dynamic marketplace, both organically and through acquisitions. For example, in fiscal 2014 we established an Illiquid Financial Assets business to provide intermediation between counterparties for a variety of illiquid assets and expanded our practice of advising in activist investor situations, and in fiscal 2015 we acquired a strategic consulting firm.

    We also have developed industry expertise and experience across the major industry sectors and more than 70 sub-sectors, resulting in deep industry knowledge and superior advice to our clients as we develop and implement financial solutions on their behalf. This deep industry capability is a key factor in the success of our Corporate Finance group and plays an important role in supporting and maintaining our strong market position in Financial Restructuring and Financial Advisory Services as well. Our success in building these capabilities has resulted in the following rankings for 2014 for all United States mid-cap transactions:

      #1 M&A Advisor for Aerospace & Defense Transactions

      #1 M&A Advisor for Casino & Gaming Transactions

      #1 M&A Advisor for Consumer Products Transactions

      #1 M&A Advisor for Food & Beverage Transactions

      #1 M&A Advisor for Healthcare Transactions

      #1 M&A Advisor for Industrials Transactions

      #1 M&A Advisor for Specialty Finance Transactions, according to SNL Financial

      #1 M&A Advisor for Telecommunications Transactions

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  Market Leader for Mid-Cap M&A Transactions—Our leadership in M&A for mid-cap transactions sets us apart from many of our bulge-bracket and independent advisory peers, who focus on the more competitive, large-cap market segment. The mid-cap market segment has substantially higher deal volume and lower volatility in deal volume through economic cycles compared with the large-cap market, offering the potential for a more stable and diversified revenue base. Within this market segment, we also have a clear competitive advantage over regional- or industry-focused boutiques because we offer a more global platform, deep industry expertise and strong relationships with potential strategic buyers as well as financial sponsors.

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  Diverse Revenues Drive Strong Financial Performance across Market Cycles—Our diverse lines of business have allowed us to grow revenues in both strong and more challenging economic environments. From fiscal 2007 through fiscal 2012 (through the global financial crisis), we grew our revenues from $446 million to $472 million and never delivered a pre-tax margin less than 17.8% during that time period. During fiscal 2010, we experienced overall firm revenue growth of 33% over our fiscal 2009 revenues as a result of a significant increase in revenues in our Financial Restructuring business despite the severely reduced level of M&A activity. We believe the cyclical hedge provided by our business mix also allows us to retain and acquire high quality talent during periods of market dislocation. Our institutional flexibility allows our financial professionals in each group to generate additional business, and work on projects that would traditionally be handled solely by professionals in other groups. For example, where there is market need, members of our restructuring team may migrate to our industry and coverage efforts and generate M&A and financing opportunities.

    We have a well-diversified revenue base across a variety of clients, services and sectors. We enjoy low fee concentration, with our largest engagement contributing less than 2% of our revenues in fiscal 2015. Moreover, our business model and value proposition enable us to arrange modest Retainer Fees or Progress Fees consisting of both periodic and milestone-related payments in a majority of our engagements with clients.

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  Industry-Leading Financial Sponsors Platform—We believe we have one of the most comprehensive financial sponsors groups on Wall Street, with dedicated senior professionals covering over 400 private equity groups, 200 hedge funds and approximately 50 family offices. We believe that our broad access to financial sponsors provides a competitive advantage to our clients seeking to raise capital from, or sell a company to, a financial sponsor, especially as financial sponsor M&A activity continues to rise. Moreover, financial sponsors value our coverage efforts as an important source of deal flow, resulting in a mutually beneficial relationship. We have accumulated years of data regarding the investment criteria and transaction behavior of many financial sponsors, and we are well-positioned to match our clients with the most appropriate capital partners, providing a critical and valuable source of business to all three of our business practices. Over the last five years, we have advised on the sale of more than 200 companies to financial sponsors, and we have sold more than 300 companies on their behalf.

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  Experienced Senior Leadership with Limited Key Man Risk—We believe that the continuity of our senior leadership over an extended period of time has contributed to our differentiated business model and culture. The four members of the Office of the Executives have been employed by us for an average of 27 years. Our Managing Directors lead and participate in every facet of client interactions, from deal origination and evaluation to board presentations and final execution. As of March 31, 2015, we had 144 Managing Directors who had an average tenure of ten years with us. Client relationships run deep into the organization, and no single individual had more than 3% of our revenues attributed to him or her in fiscal 2015. We enjoy low employee turnover, resulting in strong continuity of client coverage and our success in building relationships is demonstrated by the loyalty of our clients and their willingness to continue to work with us year after year.

Our Growth Strategy

        We seek to achieve our growth objectives through four primary strategies:

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  Grow Our Intellectual Capital by Adding Highly Qualified and Motivated Financial Professionals—Our people are our greatest asset, and we believe that significant investment in our intellectual capital is our most promising avenue for growth. We seek to grow our business through the addition of senior financial professionals who have strong client relationships and industry expertise, in addition to the right cultural fit and a skill set that is complementary to our existing capabilities. We have steadily grown our Managing Director base from 81 as of December 31, 2007 to 144 as of March 31, 2015 and plan to selectively increase that count as opportunities arise through internal promotions, opportunistic external hiring and acquisitions.

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  Expand the Breadth of Our Industry Expertise and Add New Product Areas—We intend to continue to expand our platform into industry and product sectors that we have identified as particularly attractive, both organically and through acquisitions. We have a strong track record of executing and integrating strategic acquisitions to expand our product offerings, including: the acquisition of Milestone Advisors in December 2012, which we combined with our existing financial institutions group to create a more robust platform; the acquisition of ArchPoint Partners in March 2014, which significantly increased our expertise in the technology sector; and the acquisition of Bridge Strategy Group in January 2015, which allows us to add in-depth strategic consulting to our current consulting capabilities for C-suite relationships.

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  Deepen Existing Client Relationships—We continue to offer value added advice using the complementary expertise of each of our lines of business, which creates long-term successes for our clients and increases the depth of our existing relationships. We believe that this approach has allowed us to create solid relationships with our existing clients, resulting in significant repeat business for us. We believe that we can continue to increase revenues by broadening existing client relationships across our lines of business. Moreover, as our clients grow, we believe they will have an increased need for our advisory services and engage in higher value transactions, resulting in higher average fees and increased overall fees from clients.

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  Expand our Existing Expertise into New Geographies—Given our current global footprint with 17 offices across the globe and three additional offices through our joint ventures, we expect to take a highly disciplined approach to expansion into new geographies, both organically and through acquisitions. We plan to continue broadening our geographic scope in a selective manner into regions where we believe the business environment will be receptive to the strengths of our platform or where our existing clients have or may want to develop a significant presence. In furtherance of this strategy, in July 2010, we announced an equity investment in Avista Advisory Group, which has grown to become a 36-person investment banking firm headquartered in Mumbai, India, with operations in both India and Singapore. More recently, in February 2015, we announced a joint venture in Australia where we teamed with ten employees to open an office in Sydney, Australia to pursue advisory activities across our industry groups and product lines.

Our People

        Our goal is to attract, develop and retain the best talent in our industry across all levels. We believe our compensation programs are competitive, offering a portion of compensation in deferred cash and a portion in deferred stock awards to provide incentives for our employees to remain with us. In addition, we strive to foster a collaborative environment to attract and retain employees, and we seek individuals who fit our culture of entrepreneurship, integrity, creativity and caring for our clients. For over 20 years we have emphasized broad employee ownership as a way to align the incentives of our employees and shareholders. We intend to adopt the 2016 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. Upon consummation of this offering, we have approximately 279 employee shareholders who will own in aggregate approximately      % of our equity. No single employee will own more than      % of our equity upon consummation of this offering. We believe that a strong emphasis on cultural fit during our recruiting process combined with broad employee ownership results in high retention rates evidenced by an average tenure of more than 10 years for our Managing Directors across all our business practices. Moreover, we believe that becoming a public company will allow us to better attract and retain people through increased firm visibility and the use of a publicly traded security for equity compensation.

        Our Managing Directors are compensated based on their ability to deliver profitable revenues on a consistent basis to the firm, the quality of advice and execution provided to our clients, and their collaboration with their colleagues across industries, products and regions. We do not compensate on a commission-based pay model. Our compensation structure for junior financial professionals is based on a system of meritocracy whereby bankers are rewarded for past performance and expectation of future development, and compensation levels are tested against prevailing market compensation for bankers at similar levels.

        The primary sources of recruitment for our junior financial professionals are leading undergraduate and graduate programs around the world. Over the last five years, our dedicated campus recruiting effort has resulted in the hiring of over 250 Financial Analysts from undergraduate institutions and over 45 Associates from graduate programs throughout the world as of March 31, 2015. Our consistent hiring practices year-after-year have created partnerships with these prestigious institutions, and resulted in a steady and high quality pipeline of junior financial professionals. To supplement this annual class of new hires, we opportunistically and strategically hire professionals with experience and backgrounds relevant to our various businesses. Regardless of title, we place a high degree of emphasis on cultural fit, technical capability and individual character. When we hire junior financial professionals, we hire them directly into one of our product lines to enable them to begin to develop their relevant skill set from day one.

        Across the firm, we devote significant time and resources to training and mentoring our employees to ensure every person achieves their highest possible potential. We strive to identify and cultivate future leaders within the firm, and are committed to developing our brightest and most ambitious junior professionals into Managing Directors. This philosophy of investing in our people has been and will continue to be core to our culture and organization, with 86 of our current Managing Directors reaching their respective positions through internal promotion.

Competition

        Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including industry knowledge, transaction execution skills, strength of client relationship, reputation and price. We believe our primary competitors vary by product and industry expertise and would include the following: for our Corporate Finance practice, Harris Williams & Co., Jefferies LLC, Lazard Ltd, Moelis & Company, N M Rothschild & Sons Limited, Piper Jaffray Companies, Robert W. Baird & Co. Incorporated, William Blair & Company, L.L.C. and the bulge-bracket investment banking firms; for our Financial Restructuring practice, The Blackstone Group L.P., Lazard Ltd, Moelis & Company and N M Rothschild & Sons Limited; and for our Financial Advisory Services practice, Duff & Phelps Corp. and the "big four" accounting firms.

        We compete with all of the above as well as with regional and industry-focused boutique firms to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain our existing employees. We may be at a competitive disadvantage in certain situations with regard to certain of our competitors who are able to, and regularly do, provide financing or market making services that are often instrumental in effecting transactions.

Regulation

        Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and across the globe. As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our stockholders or creditors. In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Houlihan Lokey Capital, Inc.

("Houlihan Lokey Capital"), our wholly owned subsidiary through which we conduct our Corporate Finance, Financial Restructuring and transaction opinion businesses in the United States, is registered as a broker-dealer with the SEC. Houlihan Lokey Capital is subject to regulation and oversight by the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its broker-dealer member firms, including Houlihan Lokey Capital. State securities regulators also have regulatory or oversight authority over Houlihan Lokey Capital in those states in which it does business.

        Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices, the financing of customers' purchases, capital structure, record-keeping and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

        Houlihan Lokey Financial Advisors, Inc. ("HLFA"), our wholly owned subsidiary and a registered investment adviser with the SEC, receives compensation for providing investment management services to private investment funds that are exempt from registration under the Investment Company Act of 1940, as amended. As a registered investment adviser, HLFA is subject to the SEC's regulatory oversight, rules and examination. Therefore, among other things, HLFA is required to adopt and implement written policies and procedures designed to prevent, detect, and correct violations of the Investment Advisers Act of 1940, as amended, prepare and file certain reports on both an annual and ongoing basis with the SEC, adopt a code of ethics that governs certain of its employees' conduct in order to both meet its fiduciary obligations to its advisory clients and comply with federal securities laws, and maintain regular books and records relating to its investment advisory business.

        HLFA's advisory, administrative and financial services to its clients include (i) advising with respect to the acquisition, management, financing, monitoring and disposition of investments, (ii) representing the funds in their day-to-day dealings with accountants, attorneys, custodians, insurers and banks, among others, and (iii) regularly monitoring and supervising service providers. In addition to its investment management services, HLFA also provides valuation services and related financial analyses of various businesses and types of assets which are used by clients in connection with mergers and acquisitions, divestitures, corporation redemptions, dispute analysis, and estate, gift and income tax support. In rendering such analyses, HLFA does not: (1) make recommendations or provide advice with respect to the merits of any security or transaction, the suitability of transacting in any security, or any investment decision with respect to any security, or (2) manage or hold client accounts, securities or funds.

        Certain parts of our business are subject to compliance with laws and regulations of United States federal and state governments, non-United States governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Europe

        Houlihan Lokey (Europe) Limited, our wholly owned subsidiary with offices in each of the United Kingdom, France, Germany and Spain, through which we conduct our European advisory business, is authorized and regulated by the United Kingdom's Financial Conduct Authority. The current UK regulatory regime is based upon the Financial Services and Markets Act 2000 (the "FSMA"), together with secondary legislation and other rules made under the FSMA. These rules govern our corporate finance advisory business in the United Kingdom, including carrying on regulated activities, record keeping, approval standards for individuals, anti-money laundering and periodic reporting.

        Houlihan Lokey (Europe) Limited has exercised the appropriate European financial services passport rights to provide cross-border services into all other members of the European Economic Area (the "EEA") from the United Kingdom and branch services into France, Germany and Spain. These "passport" rights derive from the pan-European regime established by the EU Markets in Financial Instruments Directive, which regulates the provision of investment services and activities throughout the EEA.

Hong Kong

        In Hong Kong, the Securities and Futures Commission (the "SFC") regulates our subsidiary, Houlihan Lokey (China) Limited. The compliance requirements of the SFC include, among other things, net capital requirements and stockholders' equity requirements. The SFC regulates the activities of the officers, directors, employees and other persons affiliated with Houlihan Lokey (China) Limited, and require the registration of such persons.

Australia

        Houlihan Lokey (Australia) Pty Limited, our wholly owned Australian subsidiary, is licensed and subject to regulation by the Australian Securities & Investments Commission and must also comply with applicable provisions of the Corporations Act 2001 and other Australian legal and regulatory requirements, including capital adequacy rules, customer protection rules, and compliance with other applicable trading and investment banking regulations.

Other

        The United States and non-United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

        Federal anti-money-laundering laws make it a criminal offense to own or operate a money transmitting business without the appropriate state licenses, which we maintain, and registration with the United States Department of the Treasury's Financial Crimes Enforcement Network (FinCEN). In addition, the USA PATRIOT Act of 2001 and the Treasury Department's implementing federal regulations require us, as a "financial institution," to establish and maintain an anti-money-laundering program. In connection with its administration and enforcement of economic and trade sanctions based on United States foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control ("OFAC") publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups and entities, such as terrorists and narcotics traffickers, designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals" ("SDNs"). Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, OFAC administers a number of comprehensive sanctions and embargoes that target certain countries, governments and geographic regions. We are generally prohibited from engaging in transactions involving any country, region or government that is subject to such comprehensive sanctions.

        The FCPA and the UK 2010 Bribery Act prohibit the payment of bribes to foreign government officials and political figures. The FCPA has a broad reach, covering all United States companies and citizens doing business abroad, among others, and defining a foreign official to include not only those holding public office but also local citizens acting in an official capacity for or on behalf of foreign government-run or -owned organizations or public international organizations. The FCPA also requires maintenance of appropriate books and records and maintenance of adequate internal controls to prevent and detect possible FCPA violations. Similarly, the UK Bribery Act prohibits us from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.

Facilities

        Our largest office in terms of financial professionals is in New York where we had approximately 200 financial professionals as of March 31, 2015, and our headquarters is located in leased office space at 10250 Constellation Boulevard, Los Angeles, CA 90067. We lease the space in the United States for our offices in Atlanta, Chicago, Dallas, Minneapolis, Miami, New York, Newport Beach, San Francisco and Tysons Corner; and internationally in Beijing, Frankfurt, Hong Kong, London, Madrid, Paris, Sydney and Tokyo.

        We do not own any real property. We consider these arrangements to be adequate for our present and future needs.

Employees

        As of March 31, 2015, we had 953 employees, including 668 financial professionals.

Legal Proceedings

        From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation.

MANAGEMENT

        Below is a list of the names and ages, as of June 18, 2015, of our directors and executive officers and a description of the business experience of each of them.

Name	Age	Position
Scott L. Beiser	55	Chief Executive Officer and Director
Irwin N. Gold	58	Executive Chairman and Director
Scott J. Adelson	54	Co-President and Director
David A. Preiser	57	Co-President and Director
J. Lindsey Alley	48	Chief Financial Officer
Christopher M. Crain	54	General Counsel
Hideto Nishitani	55	Director
Ron K. Barger	60	Director
Paul E. Wilson	46	Director
Robert J.B. Lenhardt	52	Director Nominee(1)

(1)
The noted individual has agreed to become a director and such individual will be appointed to the board effective upon the listing of our Class A common stock on the New York Stock Exchange.

Executive Officers and Directors

        Scott L. Beiser has served as our Chief Executive Officer since 2003 and on our board of directors since 1991. His responsibilities include managing Houlihan Lokey's operations, identifying and developing new strategic opportunities, and pursuing and managing new and existing client relationships. Mr. Beiser previously led Houlihan Lokey's Infrastructure Services and Materials practice and has specialized expertise in investment banking services for engineering and construction businesses, including ownership and management transition programs, corporate acquisitions, divestitures, leveraged recapitalizations, and ESOP transactions. Mr. Beiser serves on the board of directors of FNF Construction and is an advisor to several boards and executives in the engineering and construction industry. Mr. Beiser earned both a B.S. and an M.S. in Finance from the College of Business and Economics at California State University, Northridge. Mr. Beiser was chosen to be on our board of directors because of his leadership in our development and growth and his particular knowledge and experience in strategic planning and leadership of complex organizations. Mr. Beiser has been with Houlihan Lokey for more than 31 years.

        Irwin N. Gold has served as our Executive Chairman since 2013 and on our board of directors since 1994. Mr. Gold is one of Houlihan Lokey's senior executives responsible for strategic planning, client relations and business development and manages the firm in conjunction with the other three members of the Office of the Executives. Mr. Gold co-founded the Company's industry-leading Financial Restructuring practice and was the Global Co-Head of Financial Restructuring from 1988 until 2012. In that role, Mr. Gold has led many of the Company's largest and most complex Financial Restructuring engagements, both in bankruptcy and out-of-court. Mr. Gold has previously served on the boards of directors of Cole National Corporation, Advantica Restaurant Group and JPS Textile. Mr. Gold earned a B.A. in Economics, summa cum laude and Phi Beta Kappa, from Duke University and a J.D. from the University of Virginia Law School. Mr. Gold was chosen to be on our board of directors because of his long career in the financial services industry and because he possesses particular knowledge and experience in the financial services industry and in leadership of complex organizations. Mr. Gold has been with Houlihan Lokey for more than 26 years.

        Scott J. Adelson has served as our Co-President since 2013 and on our board of directors since 2000. As President, Mr. Adelson is one of Houlihan Lokey's senior executives responsible for strategic planning, client relations and business development and manages the firm in conjunction with the other three members of the Office of the Executives. Mr. Adelson also serves as the Global Co-Head of Corporate Finance. His practice embraces all aspects of corporate finance, including mergers and acquisitions, leveraged buyouts, and the issuance of debt and equity capital. He is an active board member of various public and private companies, including Motorcar Parts of America, Inc. and QAD Inc. Mr. Adelson completed his undergraduate studies at the University of Southern California and earned his MBA from the University of Chicago Booth School of Business. Mr. Adelson was chosen to be on our board of directors because of his long career in the financial services industry and because he possesses particular knowledge and experience in strategic planning and board practices of other corporations. Mr. Adelson has been with Houlihan Lokey for more than 27 years.

        David A. Preiser has served as our Co-President since 2013 and on our board of directors since 2001. Among his duties, he serves as Chairman of Houlihan Lokey (Europe) Limited. In the course of his more than two decades at Houlihan Lokey, Mr. Preiser has led many major transactions involving financially distressed companies, both in bankruptcy and in out-of-court situations, many of which have involved the sale or purchase of distressed assets. Mr. Preiser earned a B.A. in Economics and graduated magna cum laude from the University of Virginia. He earned a J.D. with honors from Columbia University, where he also served as an Editor of the Columbia Law Review and was named a Harlan Fisk Stone Scholar and is currently a member of the Dean's Council. Mr. Preiser currently sits on the board of directors of NVR, Inc., a New York Stock Exchange-listed company, where he currently serves as Lead Director and chairs the Nominating Committee and serves on the Compensation Committee. Mr. Preiser has previously served on the boards of directors of Joseph A. Bank, Inc., where he served as chair of the Compensation Committee, as well as Sudbury, Inc. and MLX, Inc. Mr. Preiser was chosen to be on our board of directors because of his long career in the financial services industry and because of his leadership role in our development and growth and because he possesses particular knowledge and expertise in managing and growing international organizations and executing international transactions. Mr. Preiser has been with Houlihan Lokey for more than 24 years.

        J. Lindsey Alley has served as our Chief Financial Officer since December 2012. In his role as Chief Financial Officer, Mr. Alley oversees our accounting and financial reporting operations as well as acquisition business development. Mr. Alley joined Houlihan Lokey in 1995 and was an investment banker focusing on advising public and private clients, boards of directors, and special committees on sell side and buy side mergers and acquisitions prior to being appointed to the Chief Financial Officer role in December 2012. Mr. Alley earned a B.S. in Systems Engineering from the University of Virginia and graduated with highest distinction with an MBA in Finance from the University of Michigan. Mr. Alley has been with Houlihan Lokey for more than 19 years.

        Christopher M. Crain has served as our General Counsel since September 2004. In that role, he directly manages our Legal Department and oversees our Compliance and Human Resources Departments. Mr. Crain earned a B.A. in Political Science from the University of California at Davis and a J.D., cum laude, from Loyola Law School. Mr. Crain has been with Houlihan Lokey for more than ten years.

        Hideto Nishitani is Chairman, President, and Chief Executive Officer of ORIX USA, Corporate Senior Vice President of ORIX Corporation in Japan, and has served on our board of directors since 2012. Mr. Nishitani has thirty two years of experience in the global financial services industry working on behalf of ORIX Corporation in the U.S., U.K., Ireland, Canada and Japan. Between 2001 and 2006, he was Senior Vice President of the Principal Investment Group of ORIX Corporation's Investment Banking headquarters in Japan, where he was responsible for sourcing, acquiring, restructuring and managing portfolio companies. He earned a Bachelor of Economics degree from Kwansei-Gakuin University in Japan and a Master of Economics degree from the London School of Economics, University of London. Mr. Nishitani was chosen to be on our board of directors because of his leadership proficiency and extensive experience in the financial services industry, particularly investment banking.

        Ron K. Barger is Executive Vice President of Operations and General Counsel of ORIX USA and has served on our board of directors since 2015. He oversees operational areas of ORIX USA, including Legal, Human Resources, Technology, Corporate Planning and Administration, in addition to supporting strategic transactions for ORIX USA's multiple lines of business. Mr. Barger joined ORIX USA from Archon Group, L.P., where he served in a variety of roles, including Global General Counsel, Global Chief Compliance Officer, Global Risk Committee chair, and Information Security Committee chair. While there, he also served as a member of the Archon Operating and Investment Committees, and was a Managing Director of The Goldman Sachs Group, Inc. Mr. Barger earned a B.S. degree from the University of Illinois and a J.D. from Southern Methodist University Dedman School of Law. Mr. Barger was chosen to be on our board of directors because of his particular knowledge of corporate governance, global operations, and enterprise risk for a financial services company, in addition to his years of experience in the financial services industry generally.

        Paul E. Wilson is Chief Financial Officer of ORIX USA and has served on our board of directors since 2015. He is responsible for overseeing all financial functions of ORIX USA and its multiple lines of business and subsidiaries, including Houlihan Lokey. Mr. Wilson joined the ORIX USA accounting and finance department as its Tax Director in 2004. Prior to joining ORIX USA, Mr. Wilson was a Senior Manager with Ernst & Young, spending eleven years in the public accounting practice. He is a Certified Public Accountant licensed in Texas and earned a B.B.A. and a master's degree in Accounting and Tax from Baylor University. Mr. Wilson was chosen to be on our board of directors because of his financial expertise and in-depth knowledge of Houlihan Lokey's organizational and financial functions.

        Robert J.B. Lenhardt is Deputy General Counsel of ORIX USA. He joined ORIX USA in 2001 and since then has overseen all legal functions of its corporate finance businesses, including high yield investing, direct leveraged lending, venture finance, structured products, fund investing, private equity, and special assets. Previously, he was a principal of Seaboard & Co., an asset management firm, whose team and assets were acquired by ORIX USA in 2001. He also previously practiced corporate and securities law in New York City. Mr. Lenhardt earned a B.A. degree magna cum laude from the University of Connecticut and a J.D. from Cornell Law School. Mr. Lenhardt was chosen to be on our board of directors because of his expertise in corporate finance and financial restructurings.

Corporate Governance

Composition of our Board of Directors

        Our business affairs will be managed under the direction of our board of directors.

        Our amended and restated bylaws provide that our board of directors shall consist of such number of directors as shall from time to time be fixed by our board of directors. Currently, our directors are Scott L. Beiser, Irwin N. Gold, Scott J. Adelson, David A. Preiser, Hideto Nishitani, Ron K. Barger and Paul E. Wilson. Robert J.B. Lenhardt has agreed to become a director and will be appointed to our board of directors effective upon the listing of our Class A common stock on the New York Stock Exchange. Prior to the consummation of this offering, we intend to appoint        additional directors who are independent in accordance with the criteria established by for independent board members to our board of directors. Upon consummation of this offering, our board of directors will initially be composed of    members. Further, our amended and restated certificate of incorporation and our amended and restated bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with each class serving for three-year staggered terms.

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

        In connection with this offering, we will enter into the Stockholders' Agreement with ORIX USA and the HL Voting Trust. Under this agreement, from the time of the completion of this offering until its fifth anniversary, (i) so long ORIX USA's Post-IPO Percentage Ownership (as defined below) is 20% or greater, ORIX USA and the HL Voting Trust will each have the right to recommend four director nominees, with the remaining three director nominees recommended by mutual agreement of ORIX USA and the HL Voting Trust, (ii) so long as ORIX USA's Post-IPO Percentage Ownership is greater than or equal to 10% but less than 20%, ORIX USA will have the right to recommend three director nominees and the HL Voting Trust will have the right to recommend five director nominees, with the remaining three director nominees recommended by the HL Voting Trust with the approval of ORIX USA and (iii) so long as ORIX USA's Post-IPO Percentage Ownership is less than 10% but greater than zero, ORIX USA will have the right to recommend one director nominee and the HL Voting Trust will have the right to recommend the remaining ten director nominees. After the fifth anniversary of the offering, (w) so long as ORIX USA's Percentage Ownership (as defined below) is 20% or greater, ORIX USA will have the right to recommend three director nominees and the HL Voting Trust will have the right to recommend eight director nominees, (x) so long as ORIX USA's Percentage Ownership is greater than or equal to 10% but less than 20%, ORIX USA will have the right to recommend two director nominees and the HL Voting Trust will have the right to recommend nine director nominees, (y) so long as ORIX USA's Percentage Ownership is greater than or equal to 5% but less than 10%, ORIX USA will have the right to recommend one director nominee and the HL Voting Trust will have the right to recommend the remaining ten director nominees and (z) if ORIX USA's Percentage Ownership is less than 5%, the HL Voting Trust will have the right to recommend all of the director nominees.

        The Stockholders' Agreement also provides that the approval of two-thirds of the board will be required for certain corporate actions until the earlier of the third anniversary of this offering and the date on which ORIX USA's Post-IPO Percentage Ownership first falls below 20%, which, in light of ORIX USA's right to designate four director nominees during that period, essentially gives ORIX USA veto authority over those actions during such period. If, on the third anniversary of this offering, ORIX USA's Post-IPO Percentage Ownership equals or exceeds            %, the approval of two-thirds of the board will continue to be required for such corporate actions until the earlier of the fifth anniversary of this offering and the date on which ORIX USA's Post-IPO Percentage Ownership first falls below 20%. The actions generally requiring two-thirds board approval during this period include the following:

  •
  subject to certain exceptions, material changes to the scope or nature of the Company's business, including launching or terminating a principal line of business;

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  any sale of the Company or any material subsidiary (by way of merger, consolidation, business combination or asset sale) to a third party;

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  cumulative acquisitions with an aggregate purchase price in excess of $225 million during any rolling three-year period;

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  hiring, terminating, promoting or demoting the chairman, chief executive officer, or president of the Company, or persons serving in equivalent positions;

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  authorizing, creating, subdividing, or issuing any equity securities, other than (i) issuances for employee compensation up to specified levels; (ii) issuances of securities upon the conversion of outstanding convertible securities or compensation awards; and (iii) issuances representing less than 50.1% of the purchase price in connection with permitted acquisitions;

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  subject to certain exceptions, redemption or repurchase of any equity securities in excess of the number of shares underlying annual employee stock compensation grants made during the relevant fiscal year;

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  liquidation, dissolution or voluntary bankruptcy of the Company or any of its material subsidiaries, or any other similar extraordinary transactions;

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  waiver of certain transfer restrictions; and

  •
  specified material changes in compensation structure, including any payment or grant of compensation that causes the consolidated compensation expense of the Company to be in excess of the Company's target Compensation Ratio.

        For purposes of the preceding two paragraphs, "Post-IPO Percentage Ownership" means, as of a specified date, the percentage, equal to (a) the number of shares held by ORIX USA (directly or through a brokerage or similar account) on such date (not including any shares acquired by ORIX USA after the offering, other than shares acquired by ORIX USA as a result of a stock split, distribution or similar pro rata reorganization) divided by (b) the total number of shares that were outstanding immediately following the consummation of the offering, calculated on a fully diluted basis. "Percentage Ownership" means, as of a specified date, the percentage, equal to (x) the number of shares held by ORIX USA (directly or through a brokerage or similar account) on such date (not including any shares acquired by ORIX USA after this offering, other than shares acquired by ORIX USA as a result of a stock split, distribution or similar pro rata reorganization) divided by (y) the total number of shares outstanding on such date, calculated on a fully diluted basis.

        Our amended and restated certificate of incorporation provides that directors may be removed by stockholders only for cause and only with the affirmative vote of at least 66 2/3% of the voting interest of stockholders entitled to vote. Our amended and restated certificate of incorporation also provides that any vacancy on our board of directors may be filled by a majority of the directors then in office.

        Upon consummation of this offering, the HL Voting Trust and ORIX USA will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under the rules of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements that (i) a majority of our board of directors consist of independent directors and (ii) that our board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards. For at least some period following this offering, we intend to utilize these exemptions. As a result, although we will have a fully independent audit committee within the time period required by the New York Stock Exchange, immediately following this offering we do not expect that the majority of our directors will be independent. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a "controlled company," for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See "Risk Factors—Risks Related to Our Class A Common Stock and This Offering—We are a "controlled company" within the meaning of the New York Stock Exchange listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements." In the event that we cease to be a "controlled company" and our shares continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transition periods.

        When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

        Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and determined that                        are independent directors as defined under the rules of the New York Stock Exchange.

Board Committees

        Pursuant to our Stockholders' Agreement, until the earlier of the fifth anniversary of this offering or the date on which ORIX USA's Post-IPO Percentage Ownership first falls below 10%, each standing committee other than the audit committee must have at least one director nominee designated by ORIX USA as a member, and all actions and recommendations of any such standing committee will be subject to the approval of the board of directors. See "—Composition of our Board of Directors."

        Current copies of each committee's charter will be posted on our website, www.hl.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Audit Committee

        The audit committee will be responsible for, among other matters:

  •
  appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

  •
  discussing with our independent registered public accounting firm their independence from management;

  •
  reviewing with our independent registered public accounting firm the scope and results of their audit;

  •
  approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

  •
  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

  •
  reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

  •
  establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

        Upon the closing of this offering, our audit committee will consist of            ,             and            with            serving as chair. Rule 10A-3 of the Exchange Act and the New York Stock Exchange rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that            and            meet the

definition of an "independent director" for purposes of serving on an audit committee under Rule 10A-3 and the New York Stock Exchange rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that            will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

        The compensation committee's responsibilities include:

  •
  reviewing and approving, or recommending that our board of directors approve, the compensation of our Chief Executive Officer and our other executive officers;

  •
  reviewing and recommending to our board of directors the compensation of our directors;

  •
  selecting independent compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee's compensation advisors; and

  •
  reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

        Upon the closing of this offering, our compensation committee will consist of            ,             and            with            serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; and

  •
  developing and recommending to our board of directors a set of corporate governance guidelines and principles.

        The members of our nominating and corporate governance committee are            ,             and            with            serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Risk Oversight

        Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Director Compensation

        None of our directors received compensation as a director during fiscal 2014. We intend to approve and implement a compensation policy that, effective upon the closing of this offering, will be applicable to all of our directors that are not nominated by ORIX USA or the HL Voting Trust. See "Executive Compensation—Director Compensation" for more information.

Code of Ethics and Code of Conduct

        We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.hl.com. In addition, we intend to post on our website all disclosures that are required by law or the New York Stock Exchange listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

        This section discusses the material components of the executive compensation program for our executive officers who are named in the "Fiscal 2015 Summary Compensation Table" below. In fiscal 2015, our "named executive officers" and their positions were as follows:

  •
  Scott L. Beiser, Chief Executive Officer;

  •
  Irwin N. Gold, Executive Chairman; and

  •
  Scott J. Adelson, Co-President and Global Co-Head of Corporate Finance.

        This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Fiscal 2015 Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended March 31, 2015.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total
Scott L. Beiser
Chief Executive Officer
Irwin N. Gold
Executive Chairman
Scott J. Adelson
Co-President and Global Co-Head of Corporate Finance

(1)
As described in further detail below under the caption "Narrative Disclosure to Summary Compensation Table—Annual Incentive Compensation Program," our fiscal 2015 annual discretionary incentive compensation program was paid, in part, in cash bonuses and the remainder is expected to be comprised of deferred stock awards (granted in fiscal 2016), based on our subjective review of Company and individual performance for fiscal 2015. Amounts in this column reflect the payment of discretionary cash bonuses awarded to the named executive officers with respect to fiscal 2015 performance. Of the amounts reflected in this column, $            , $            and $            has not yet been paid and will be paid to Messrs. Beiser, Gold and Adelson, respectively, on November 30, 2015, subject to the applicable executive's continued employment through the grant date. We currently expect that the deferred stock awards will be granted in connection with this offering to Messrs. Beiser, Gold and Adelson in respect of their fiscal 2015 performance, with such awards vesting in substantially equal one-third installments on April 30 of 2016, 2017 and 2018, subject to the applicable executive's continued employment through the applicable vesting date. Although the terms of these awards will permit payment upon vesting in either cash or stock, because we currently expect that these awards will be paid in stock rather than cash, we intend to include these awards in our fiscal 2016 Summary Compensation Table in accordance with applicable SEC rules. These awards are separate from the grants of restricted shares of Fram stock that we intend to make pursuant to the 2006 Plan to certain of our employees, including our named executive officers, in connection with this offering, as discussed further under "—Incentive Compensation—Post-IPO Equity Compensation Program" below.

(2)
Amounts reflect the full grant-date fair value of restricted stock awards granted during fiscal 2015, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards made to executive officers in Note 10—Employee Benefit Plans to our audited consolidated financial statements included elsewhere in this prospectus. In accordance with SEC rules, the amounts in this column reflect restricted stock awards granted during fiscal 2015 that were awarded to the named executive officers based on our subjective review of company and individual performance with respect to fiscal 2014.

  Narrative Disclosure to Summary Compensation Table

          The primary elements of compensation for our named executive officers are base salaries, annual cash bonuses and equity compensation awards. The named executive officers also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis, including medical, dental, vision and death/disability benefits.

  Base Salaries

          The named executive officers receive base salaries that are intended to provide a fixed component of compensation commensurate with the executive's skill set, experience, role and responsibilities.

          The total base salaries earned by our named executive officers in fiscal 2015 are disclosed in the Summary Compensation Table above.

          The following table sets forth fiscal 2016 base salaries for each of our named executive officers.

Named Executive Officer	Fiscal 2016 Annual Base Salary
Scott L. Beiser	$
Irwin N. Gold	$
Scott J. Adelson	$

          We expect that, following the completion of this offering, base salaries for the named executive officers will be reviewed periodically by the board of directors or the compensation committee, with adjustments expected to be made generally in accordance with the considerations described above and to maintain base salaries at competitive levels.

  Incentive Compensation

  Annual Incentive Compensation Program

          With respect to fiscal 2015 performance, we have paid in part and intend to further award cash bonuses and equity awards to our named executive officers with respect to both achievement of our short-term financial and strategic objectives and progress made toward our longer-term growth and other goals. During fiscal 2015, we did not maintain a formal bonus program; rather, annual bonuses have been determined on a discretionary basis based on a subjective assessment of the applicable executive's performance and the performance of the Company.

          Historically, after the end of the applicable fiscal year, a dollar-denominated value for each named executive officer's total annual incentive compensation award has been determined, and a portion of the total dollar-denominated award has then been paid in cash, with the remainder granted in the form of restricted stock awards. The cash bonuses typically have been paid in part in the month following the end of the applicable fiscal year, with the remainder paid on or about November 30 of the fiscal year following that in which it was earned, subject to the applicable executive's continued employment through the payment date. Restricted stock awards typically have been granted in the first quarter following the end of the applicable fiscal year. The number of shares subject to each restricted stock award historically has been based on the fair market value of our common stock as of the end of the fiscal year of performance, with each award vesting in substantially equal one-third installments over the following three years, subject to continued employment (subject to partial accelerated vesting of one-third of the total number of shares subject to the award upon the applicable executive's death).

          The Summary Compensation Table above reflects the grant date fair value of restricted stock awards granted in fiscal 2015 that we granted pursuant to our fiscal 2014 bonus program. The total number of restricted shares awarded to each named executive officer in fiscal 2015 is set forth in the following table.

Named Executive Officer	Restricted Stock Awards Granted in Fiscal 2015
Scott L. Beiser
Irwin N. Gold
Scott J. Adelson

          With respect to fiscal 2015, the cash bonuses awarded to Messrs. Beiser, Gold and Adelson for fiscal 2015 performance are $            , $            and $            , respectively, and are set forth in the Summary Compensation Table above (including amounts to be paid on November 30, 2015). We expect the remaining unpaid portion of our named executive officers' 2015 incentive awards will be granted in the form of deferred stock, vesting in substantially equal one-third installments on April 30 of 2016, 2017 and 2018, subject to the executive's continued employment through the applicable vesting date, and therefore intend to include these awards in our fiscal 2016 Summary Compensation Table and related compensation disclosure in accordance with applicable SEC rules.

          We expect that we will not maintain a formal bonus program with respect to fiscal 2016 and that our board of directors or compensation committee will make determinations of fiscal 2016 incentive compensation on a discretionary basis.

  Equity Grants in Connection with this Offering

          We expect to make grants of restricted shares of Fram stock pursuant to the 2006 Plan to certain of our employees, including our named executive officers, in connection with this offering, which will be subject to certain voting and lock-up arrangements. We anticipate that the awards granted to our named executive officers in connection with this offering will vest as to            of the number of shares subject to the award on            , based on the applicable executive's continued service with us through the applicable vesting date. We currently expect that, in connection with the corporate reorganization, any outstanding restricted shares of Fram stock will be adjusted, in accordance with the adjustment provisions and authority contained in the 2006 Plan, into restricted shares of our Class B common stock, subject to the same vesting conditions that applied prior to the corporate reorganization.

  Post-IPO Equity Compensation Program

          We intend to adopt a 2016 Incentive Award Plan, referred to below as the 2016 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2016 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2016 Plan, see "—Equity Incentive Plans—2016 Incentive Award Plan" below.

  Other Elements of Compensation

          We provide customary employee benefits to our full- and eligible part-time employees, including our named executive officers, in the United States, including medical and dental benefits, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance.

          We also maintain a 401(k) retirement savings plan for our employees in the United States, including our named executive officers, who satisfy certain eligibility requirements. Under our 401(k) plan, eligible employees may defer a portion of their compensation, within prescribed tax code limits, on a pre-tax basis through contributions to the 401(k) plan. We did not make any matching contributions under our 401(k) plan to our named executive officers' 401(k) accounts during fiscal 2015.

          We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

  Outstanding Equity Awards at Fiscal Year-End

          The following table summarizes the number of shares of Class B common stock underlying outstanding equity incentive plan awards for each named executive officer as of March 31, 2015, had such awards been awards covering our Class B common stock as of such date. On March 31, 2015, these awards covered Fram Series E common stock; they were assumed by us as part of the corporate reorganization.

Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Scott L. Beiser
Irwin N. Gold
Scott J. Adelson

(1)
The market value of shares of stock that have not vested is calculated based on the fair market value of            as of March 31, 2015, as determined by the Fram board of directors.

Executive Compensation Arrangements

        We have not entered into any employment, severance or change in control arrangements with our named executive officers. However, as discussed above, upon a named executive officer's death, the vesting of any unvested shares granted pursuant to outstanding restricted stock awards held by such executive would partially accelerate with respect to one-third of the total number of shares covered by the award. We do not currently expect to enter into employment, severance or change in control arrangements with our named executive officers in connection with this offering.

Equity Incentive Plans

2006 Incentive Compensation Plan

        In connection with the corporate reorganization, we assumed the 2006 Plan. The 2006 Plan was adopted and approved by Fram's board of directors and its stockholders on December 20, 2013, and amended on            , 2015.

        Prior to the corporate reorganization, the 2006 Plan provided for the grant of restricted stock to officers of Fram, its subsidiaries and ORIX USA, and the grant of cash bonus awards to employees, directors and consultants of HL CA and its subsidiaries. In connection with the corporate

reorganization, outstanding restricted stock granted pursuant to the 2006 Plan will convert into                        restricted shares of Class B common stock. In connection with the effectiveness of the 2016 Plan, we expect that we will not make any further awards under the 2006 Plan following the completion of this offering; however, all outstanding awards under the 2006 Plan (as adjusted to reflect the corporate reorganization) will continue to be governed by their existing terms. The material terms of the 2006 Plan are summarized below.

        Administration.    Prior to the corporate reorganization, the compensation committee of the board of directors of Fram administered the 2006 Plan and the awards granted thereunder. After the corporate reorganization and the closing of this offering, we expect that our compensation committee will administer the 2006 Plan. We refer to the entity that administers the 2006 Plan as the "plan administrator." Under the 2006 Plan, the plan administrator has the exclusive power, authority and discretion to, among other things, designate eligible individuals to receive awards, determine the types of awards to be granted to each participant, determine the terms and conditions of any award (including any vesting schedules and accelerated vesting schedules) and make all other decisions and determinations that may be required pursuant to the 2006 Plan or as the plan administrator deems necessary or advisable to administer the 2006 Plan.

        Limitations on Awards.    Prior to the corporate reorganization, the aggregate number of shares of Fram Series E common stock or other stock that was authorized for issuance with respect to restricted stock awards granted pursuant to the 2006 Plan (inclusive of the amendment approved in 2015) was                        shares.

        Restricted Stock Awards.    Restricted stock is an award of nontransferable shares of common stock that remains forfeitable unless and until specified vesting conditions are satisfied. The 2006 Plan provides that restricted stock will be evidenced by an award agreement.

        Cash Awards.    The plan administrator may grant one or more cash bonuses to eligible individuals payable on the date or dates specified by the plan administrator.

        Eligibility; Incentive Compensation Requirements.    The 2006 Plan provided for the grant of restricted stock to officers of Fram, its subsidiaries or ORIX USA, and the grant of cash bonus awards to employees, directors and consultants of HL CA and its subsidiaries.

        Transferability and Participant Payments.    Awards under the 2006 Plan are generally non-transferable prior to vesting. With regard to tax withholding arising in connection with awards under the 2006 Plan, the plan administrator may, in its discretion, accept cash or check or shares of our Class B common stock that meet specified conditions.

        Corporate Transactions.    In the event of any stock dividend, stock split, combination or exchange of shares, merger consolidation, spin-off, recapitalization, reorganization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other changes affecting the shares of stock issuable under the 2006 Plan or the share price of the stock, the plan administrator will make such proportionate adjustments, if any, as the plan administrator in its discretion deems appropriate to reflect such change with respect to the aggregate number and kind of shares that may be issued under the 2006 Plan and the terms and conditions of any awards. In the event of any of the transactions or events described in the preceding sentence or any unusual or nonrecurring transactions or events affecting our company, any of our affiliates, or the financial statements of our company or any affiliate, or of changes in applicable laws, regulations or accounting principles, the plan administrator, in its discretion, and on such terms and conditions as it deems appropriate, may take certain specified actions permitted by the 2006 Plan to adjust or modify the award in order to prevent dilution or enlargement of the benefits or potential benefits intended to made available under the 2006 Plan or with respect to any award under the 2006 Plan, to facilitate the transactions or events or to give effect to such changes in laws, regulations and principles.

        Plan Amendment and Termination.    The compensation committee or board of directors may amend, modify or terminate the 2006 Plan at any time, except that we will obtain stockholder approval of amendments to the extent necessary to comply with applicable law or listing exchange rules.

        The 2006 Plan is scheduled to expire on April 30, 2018, unless sooner terminated or extended by our board of directors or the compensation committee in accordance with the terms of the 2006 Plan. Nevertheless, as noted above, we expect that we will not make any further awards under the 2006 Plan following the completion of this offering. Upon expiration of the 2006 Plan, all outstanding awards will remain in force, subject to the terms of the 2006 Plan or the applicable award agreement.

2016 Incentive Award Plan

        Prior to the consummation of this offering, we intend to adopt the 2016 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2016 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing the 2016 Plan and, accordingly, this summary is subject to change.

        Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2016 Plan. Following our initial public offering, the 2016 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, stock exchange rules and other laws, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2016 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration conditions.

        Limitation on Awards and Shares Available.    The aggregate number of shares of common stock that are available for issuance under awards granted pursuant to the 2016 Plan is equal to the sum of            shares of our Class A or            shares of Class B common stock and any shares of our Class B common stock subject to awards under the 2006 Plan that terminate, expire or lapse for any reason following the consummation of this offering. The number of shares initially available for issuance will be increased annually beginning in            and ending in            , by an amount equal to the lowest of (i)              shares, (ii)              percent of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (iii) such smaller number of shares as determined by our board of directors. No more than             shares of common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2016 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

        If an award under the 2016 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2016 Plan. Awards granted under the 2016 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2016 Plan. The aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718 (or any successor thereto), of awards granted to any

non-employee director for services as a director pursuant to the 2016 Plan during any fiscal year may not exceed $            .

        In addition, after the expiration of a transition period that may apply following the effective date of this offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2016 Plan during any fiscal year is            and the maximum amount that may be paid under a cash award pursuant to the 2016 Plan to any one participant during any fiscal year is $            . The transition period applicable to the 2016 Plan under Section 162(m) of the Code for compensation plans of corporations which are privately held and which become publicly-held in an initial public offering will expire on the earliest to occur of (i) our annual stockholders' meeting in calendar year 2019, (ii) a material modification or expiration of the 2016 Plan and (iii) the exhaustion of the shares or other compensation reserved for issuance under the 2016 Plan.

        Awards.    The 2016 Plan provides for the grant of stock options, including incentive stock options ("ISOs") and nonqualified stock options ("NSOs"), restricted stock, dividend equivalents, stock payments, restricted stock units ("RSUs"), stock appreciation rights ("SARs") and other stock or cash based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2016 Plan. Certain awards under the 2016 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2016 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock and RSUs.  Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Other Stock or Cash Based Awards.  Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other condition.

        Performance Awards.    Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings or losses (either before or after one or more of (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue or sales or revenue growth; (iii) net income (either before or after taxes) or adjusted net income; (iv) profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; (v) budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); (vi) cash flow (including operating cash flow and free cash flow or cash flow return on capital); (vii) return on assets; (viii) return on capital or invested capital, (ix) cost of capital; (x) return on shareholder's equity; (xi) total shareholder's return; (xii) return on sales; (xiii) costs, reductions in costs and cost control measures; (xiv) expenses; (xv) working capital; (xvi) earnings or loss per share; (xvii) adjusted earnings or loss per share; (xviii) price per share or dividends per share (or appreciation in or maintenance of such price or dividends); (xix) regulatory achievements or compliance; (xx) implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; (xxi) market share; (xxii) economic value or economic value added models; (xxiii) division, group or corporate financial goals; (xxiv) attainment of strategic and operational initiatives; (xxv) customer satisfaction/growth; (xxvi) customer service; (xxvii) employee satisfaction; (xxviii) recruitment and maintenance of personnel; (xxix) human resources management; (xxx) supervision of litigation and other legal matters; (xxxi) strategic partnerships and transactions; (xxxii) financial ratios (including those measuring liquidity, activity, profitability or leverage); (xxxiii) debt levels or reductions; (xxxiv) sales-related goals; (xxxv) financing and other capital raising transactions; (xxxvi) year-end cash; (xxxvii) acquisition activity; (xxxviii) investment sourcing activity; and (xxxix) marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease, peer group results or market performance indicators or indices.

        Certain Transactions.    The plan administrator has broad discretion to take action under the 2016 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2016 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

        Adjustments, Claw-Back Provisions, Transferability and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a promissory note, a "market sell order" or such other consideration as it deems suitable.

        Plan Amendment and Termination.    Our board of directors may amend awards or amend or terminate the 2016 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2016 Plan, may materially and adversely affect an award outstanding under the 2016 Plan without the consent of the affected participant. Our board of directors is required to obtain stockholder approval of any amendment to the 2016 Plan to the extent necessary to comply with applicable laws and stock exchange listing standards. The 2016 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors.

        We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2016 Plan.

Director Compensation

        We have not historically provided compensation to our directors. In connection with this offering, we intend to approve and implement a compensation program for our directors that are not nominees of ORIX USA or the HL Voting Trust (each an "outside director"), which we expect will consist of annual retainer fees and long-term equity awards.

        Each outside director is expected to receive an annual cash base fee for his or her services of $            , payable            and an annual award of $            of our common stock, which will vest            , subject to such director's continued service on our board of directors. In addition, each outside director who serves on the audit, compensation and nominating and corporate governance committees is expected to receive an annual cash retainer of $            , and each of the chairs of the audit, compensation and nominating and corporate governance committees are expected to receive an additional annual cash retainer of $            . We will also reimburse each of our directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions and Relationships with ORIX USA and its Affiliates

        We have been and expect to continue to be a party to various agreements with ORIX USA, some of which will be entered into or modified in connection with the corporate reorganization as described in the section titled "Organizational Structure."

        As part of our historical cash management program, we maintain a receivable owed by ORIX Corporate Capital, Inc., a subsidiary of ORIX USA ("OCC"), arising from the periodic deposit with OCC of our excess operating funds. The amount of the receivable is periodically reduced through the set-off of affiliate charges and periodic tax settlements that we owe to OCC. The receivable has an outstanding balance of approximately $246.2 million as of March 31, 2015, is currently due on demand and bears interest at the ORIX USA cost of funds (approximately 1.9% at March 31, 2015).

        In addition, we maintain a receivable owed by ORIX Global Capital, Ltd. ("OGC"), an affiliate of ORIX USA. The receivable has an outstanding balance of approximately $81.2 million as of March 31, 2015, is currently due on demand and bears interest at the ORIX USA cost of funds.

        In connection with this offering, the current cash management arrangement with OCC and OGC will be replaced by two new Cash Management Agreements, one between us and ORIX USA and one between a U.K. subsidiary of ours and OGC. Under the Cash Management Agreements, we will have the ability to lend excess cash to ORIX USA or OGC, as the case may be, and receive a note payable on demand. The ORIX entities will pay interest to us under the Cash Management Agreements at a rate of LIBOR plus            basis points, calculated and payable monthly. The Cash Management Agreement with ORIX USA will have a maximum commitment of $250 million, and the Cash Management Agreement with OGC will have a maximum commitment of $150 million. The initial amounts lent (and payable on demand) under the Cash Management Agreements are expected to be equal to the amounts of the existing notes. Each Cash Management Agreement will have a term of one year and will automatically renew unless either party provides 60 days written notice.

        We also maintain the Existing Revolving Credit Facility with ORIX USA, which we intend to terminate and replace with the New Revolving Credit Facility and the New ORIX Facility in connection with this offering. For more information, see "Description of Indebtedness."

        We provide financial advisory services to ORIX USA and its affiliates and received fees for these services totaling approximately $0.1 million during fiscal 2015. ORIX USA performs certain management, accounting, legal, regulatory and other administrative services for the benefit of the Company, and charges us a management fee for these services. For fiscal 2015, we incurred a management fee expense related to these services of approximately $2.5 million. In connection with this offering, we expect to enter into a transition services agreement with ORIX USA, which we refer to as the Transition Services Agreement, pursuant to which ORIX USA will continue to provide internal audit, Sarbanes-Oxley compliance, tax and auditor-related assistance services for the benefit of the Company, and we will pay to ORIX USA a management fee for such services, with a minimum fee of at least $200,000 for the first year following the offering. The Transition Services Agreement will have an initial term of six months and will automatically extend for three-month periods, provided that we will have the right to terminate the relationship upon                 days' notice and ORIX USA will have the right to terminate the relationship upon                days' notice.

        Prior to the completion of this offering, we expect to make a distribution to our existing owners consisting of cash in the amount of $             million, funded through a combination of cash on hand and a drawdown on the New ORIX Facility, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015). We will fund the cash portion of the distribution through a combination of cash on hand and a drawdown on the New ORIX Facility. The maximum commitment on the New ORIX Facility will be $150 million. The interest that we will pay on the initial drawdown to ORIX USA under the New ORIX Facility will be LIBOR plus            basis points. Any borrowings after the initial drawdown will pay interest to ORIX USA at LIBOR plus            on only the incremental amount borrowed. One year after the initial drawdown, any amounts drawn on the facility will convert to a term loan with a floating interest rate of LIBOR plus            and will be due and payable no later than four years after the initial drawdown. No additional borrowings can occur one year after the initial drawdown.

        Prior to the completion of this offering, we and each of our corporate subsidiaries as well as Fram were, for United States federal income tax purposes, members of an affiliated group filing a consolidated return of which ORIX USA was the parent. As is customary in affiliated groups of corporations that file a consolidated return, notwithstanding that ORIX USA acted as agent for the entire group and filed a single United States federal income tax return on behalf of the group which included the taxable income of each member of the group, each such member, including us and our subsidiaries, was required, under a tax sharing agreement, to remit to ORIX USA its share of the consolidated tax liability of the group. In connection with this offering, we intend to agree with ORIX USA that ORIX USA will be responsible for all taxes attributable to the OCC business, including any taxes incurred on the extraction thereof, and we will be responsible for all taxes attributable to our business for any period. Thus, in the event that ORIX USA were to be assessed for taxes attributable to our business for any period, we would be required to compensate ORIX USA for such liability. Similarly, in the event we were assessed for taxes attributable to the OCC business or the extraction thereof, ORIX USA would be required to compensate us for such liability. In addition, if ORIX USA is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

Loans to Directors and Executive Officers

Scott J. Adelson Loan

        In 2013, we loaned $1,500,000 to Scott J. Adelson, a member of our board of directors and our Co-President and Global Co-Head of Corporate Finance, with an annual interest rate equal to the U.S. Prime rate of interest ("Prime") plus 1% in connection with his purchase of Fram Series A common stock. The loan to Mr. Adelson will be forgiven prior to the public filing of the registration statement of which this prospectus forms a part.

David A. Preiser Loan

        In 2013, we loaned $1,500,000 to David A. Preiser, a member of our board of directors and our Co-President, with an annual interest rate equal to Prime plus 1% in connection with his purchase of Fram Series A common stock. The loan to Mr. Preiser will be repaid in full and extinguished prior to the public filing of the registration statement of which this prospectus forms a part.

J. Lindsey Alley Loan

        In 2012, we loaned $200,000 to J. Lindsey Alley, our Chief Financial Officer, with an annual interest rate equal to Prime in connection with his purchase of Fram Series A common stock. The loan to Mr. Alley will be repaid in full and extinguished prior to the public filing of the registration statement of which this prospectus forms a part.

New Agreements with Our Existing Stockholders

HL Voting Trust Agreement

        In connection with the corporate reorganization and this offering, we will enter into the HL Voting Trust Agreement with the HL Holders and the trustees of the HL Voting Trust. Pursuant to the HL Voting Trust Agreement, the trustees will have the right to vote the shares of our common stock deposited by any HL Holder, together with any future voting securities received in respect of the HL Stock by way of a stock dividend, distribution, conversion or exchange, in their sole and absolute discretion on any matter, without fiduciary duties of any kind to the HL Holders. The HL Voting Trust will control        % of the total voting rights of HL.

Lock-Up Agreements

        In connection with the corporate reorganization, each HL Holder depositing shares of our common stock into the HL Voting Trust will also enter into an individual lock-up agreement with the Company. Under these lock-up agreements, shares of our common stock deposited into the HL Voting Trust and beneficially owned by the HL Holders party to the HL Voting Trust Agreement will generally be locked up for a period of three years following this offering, after which these shares will become transferable in three equal installments on each of the third, fourth and fifth anniversary of this offering; provided, that (1) Non-Selling 10K Holders will generally be subject to a lock-up period, and will be ineligible to participate in any follow-on offerings, in each case, for five years following this offering and (2) shares of our common stock held by managing directors and certain senior corporate officers of the Company whose employment with us or any of our subsidiaries terminates prior to the third anniversary of this offering for reasons other than death or disability will be subject to transfer restrictions, and will be ineligible to participate in any follow-on offerings, in each case, through the seventh anniversary of this offering. Notwithstanding the foregoing, the lock-up agreements provide that following the expiration of the 180-day underwriters' lock-up:

  •
  except for any HL Holder to which a five-year or seven-year lock-up period is applicable, up to 10% of each HL Holder's shares held through the HL Voting Trust may be transferred for the purpose of charitable gifts and transfers to various family trusts for estate planning purposes, with any shares transferred under this exception reducing the number of shares that become transferable on the next transferability date; and

  •
  our board of directors may authorize sales in underwritten offerings in accordance with the terms of the registration rights agreement entered into between HL and the HL Holders who have deposited their shares of our common stock into the HL Voting Trust; provided, that, any shares sold under this exception will reduce the number of shares that become transferable on the third or fourth anniversary of this offering as described above.

        Under the lock-up agreements, our board of directors may consent to exceptions to those transfer restrictions, subject to any limitations or conditions imposed by it.

Stockholders' Agreement

        In connection with this offering, we will enter into the Stockholders' Agreement with ORIX USA and the trustees on behalf of the HL Voting Trust. Pursuant to the Stockholders' Agreement, we expect our board of directors will initially consist of                members, with ORIX USA and the trustees on behalf of the HL Voting Trust each having the right to recommend the nomination of four of the board members. The number of board members that ORIX USA is entitled to recommend for nomination is subject to maintaining certain ownership thresholds. If ORIX USA loses its right to recommend for nomination any director nominees pursuant to the terms of the Stockholders' Agreement, these positions will generally be filled by individuals recommended for nomination by the trustees on behalf of the HL Voting Trust. The Stockholders' Agreement also provides that approval of two-thirds of the board will be required for certain corporate actions for a period of time based on ORIX USA's continuing ownership level. See "Management—Corporate Governance—Composition of our Board of Directors" for a further discussion of these provisions.

        Under the Stockholders' Agreement, we have agreed with ORIX USA upon certain standards to be satisfied in order for shares of our common stock subject to individual lock-up agreements to participate in underwritten offerings. In particular:

  •
  the price, size, timing and other terms of any such sales must be approved by our board of directors and, until the first anniversary of the expiration of the 180-day underwriters' lock-up, may be delayed by ORIX USA by up to 120 days;

  •
  so long as ORIX USA maintains ownership of 10% or more of our outstanding common stock on a fully diluted basis, the number of shares of our common stock held by employees of the Company may not fall below 42%, 37% or 32% of outstanding stock on a fully diluted basis during the first, second or third year after this offering, respectively;

  •
  all HL Holders not subject to a five-year or seven-year lock-up will generally be offered the opportunity to participate on a pro rata basis, and no HL Holder who is also a member of our board of directors may sell more than his or her pro rata share without board approval; and

  •
  if ORIX USA is participating in the underwritten offering, then the relative participation of ORIX USA and the participating HL Holders in the offering will be determined consistent with the applicable registration rights agreement, pursuant to which, in the event of any necessary reduction in the size of the offering, such reduction shall be applied so that 75% of the shares in the offering will be sold by ORIX USA and 25% of the shares in the offering will be sold by the HL Holders (or as close to such ratio as possible, given the desired amounts and the size of any necessary reduction).

Registration Rights Agreements

        In connection with this offering, we intend to enter into Registration Rights Agreements with each of ORIX USA and the HL Holders executing both the HL Voting Trust Agreement and a lock-up agreement pursuant to which these holders can demand that we file a registration statement relating to shares of our common stock, including shares of our Class A common stock issuable upon conversion of the shares of our Class B Common Stock, which common stock we refer to as registrable shares, and can request that their registrable shares be covered by a registration statement that we are otherwise filing. In the case of the HL Holders, these rights are subject to the lock-up provisions discussed above.

        Demand Registration Rights.    Subject to the terms of the lock-up agreements entered into by the selling stockholders, the holders of registrable shares entitled to demand registration rights may request that we register all or a portion of their registrable shares for sale under the Securities Act. We will effect the registration as requested unless, in the good faith and reasonable judgment of our board of directors, such registration should be delayed. We may be required to effect two of these registrations in the first year following consummation of this offering and up to three such registrations each year thereafter, any of which may involve an underwritten offering. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of registrable shares entitled to demand registration rights may make unlimited requests that we register all or a portion of their registrable shares for sale under the Securities Act on Form S-3, or any successor form.

        Incidental Registration Rights.    In addition, if at any time after this offering we register any shares of our Class A common stock, the holders of all registrable shares are entitled to notice of the registration and to have all or a portion of their registrable shares included in the registration.

        Other Provisions.    In the event that any registration in which the holders of registrable shares participate pursuant to either of our Registration Rights Agreements is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

        We will pay all registration expenses related to any demand or incidental registration, other than underwriting discounts, selling commissions and transfer taxes. Our Registration Rights Agreements will contain customary cross-indemnification provisions, pursuant to which we will be obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they will be obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Indemnification Agreements

        Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by law. In addition, we expect to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering.

Policies and Procedures for Related Person Transactions

        Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on the New York Stock Exchange. Under the new policy:

  •
  any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

  •
  any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

        In connection with the review and approval or ratification of a related person transaction:

  •
  management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

  •
  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

        In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," "outside" or "non-employee" director, as applicable, under the rules and regulations of the SEC, the New York Stock Exchange and the Code.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, immediately following the corporate reorganization and prior to this offering, and after this offering, for:

  •
  each person known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors and director nominees;

  •
  all of our executive officers, directors and director nominees as a group; and

  •
  all selling stockholders.

        Each stockholder's ownership prior to this offering is based on no shares of our Class A common stock and            shares of our Class B common stock that would have been outstanding as of            , 2015, after giving effect to the issuance of restricted shares of Fram stock that we anticipate granting under the 2006 Plan to employees in connection with this offering and the conversion of such restricted shares into restricted shares of Class B common stock, and the corporate reorganization. Each stockholder's ownership after this offering is based on            shares of our Class A common stock and            shares of our Class B common stock outstanding immediately after the completion of this offering.

        The number of shares of our common stock beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares of our common stock as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares of our common stock beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days of            , are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Houlihan Lokey, Inc.; 10250 Constellation Blvd., 5th Floor, Los Angeles, CA 90067. Each of the stockholders listed has sole voting and investment power with respect to the shares of our common stock beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares beneficially owned prior to this offering						Shares beneficially owned following this offering
	Class A		Class B				Class A		Class B
					% total voting power**	Shares being Sold						% total voting power**
Name of beneficial owner	Shares	Percentage	Shares	Percentage			Shares	Percentage	Shares	Percentage
5% Stockholders
ORIX USA(1)	—	—%		%				—%			%		%
HL Voting Trust(2)	—	—%		%				—%			%		%
Named Executive Officers, Directors and Director Nominees
Scott L. Beiser(3)	—	—%		%				—%			%		%
Irwin N. Gold(4)	—	—%		%				—%			%		%
Scott J. Adelson(5)	—	—%		%				—%			%		%
David A. Preiser	—	—%		%				—%			%		%
Hideto Nishitani	—	—%		—%				—%			%		%
Ron K. Barger	—	—%		—%				—%			%		%
Paul E. Wilson	—	—%		—%				—%			%		%
Robert J.B. Lenhardt	—	—%		—%				—%			%		%
All directors, director nominees and executive officers as a group ( persons)	—	—%		%				—%			%		%
Other Selling Stockholders	—	—%		%				—%			%		%
Other employee selling stockholders each holding less than 1%(6)	—	—%		%				—%			%		%

*
Represents beneficial ownership of less than 1%.

**
Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share and each share of Class B common stock will be entitled to ten votes per share. For more information, see "Description of Capital Stock—Class A Common Stock and Class B Common Stock."

(1)
The following individuals are the members of the board of directors of ORIX USA and as such may be deemed to share voting and dispositive control of the shares of common stock held by ORIX USA: Yoshihiko Miyauchi, Makoto Inoue, Haruyuki Urata, Robert J.B. Lenhardt, Hideto Nishitani, Noboru Kawai and David E. Mundell. These individuals disclaim beneficial ownership of the shares held by ORIX USA. ORIX USA's shares are held directly by ORIX HLHZ Holding, LLC, a Delaware limited liability company, which is wholly owned by ORIX Capital Markets, LLC, a Delaware limited liability company, which is wholly owned by ORIX USA. The address of all three ORIX entities is 1717 Main Street, Suite 1100, Dallas, Texas 75201.

(2)
Consists of shares of Class B common stock held indirectly by the HL Holders through a voting trust of which Scott L. Beiser, Irwin N. Gold and Robert Hotz are the trustees. All decisions with respect to the voting of the Class B common stock will be made by the trustees of the HL Voting Trust, in their sole and absolute discretion, without fiduciary duties of any kind to the HL Holders.

(3)
Consists of shares of Class B common stock held indirectly by the HL Holders through the HL Voting Trust, of which Mr. Beiser is a trustee. Mr. Beiser disclaims beneficial ownership of such shares except to the extent of            shares held by The Beiser Stock Trust, over which Mr. Beiser has disposition power.

(4)
Consists of shares of Class B common stock held indirectly by the HL Holders through the HL Voting Trust, of which Mr. Gold is a trustee. Mr. Gold disclaims beneficial ownership of such shares, except to the extent of            shares held by The Gold Stock Trust, over which Mr. Gold has disposition power.

(5)
Consists of                        shares held by the Adelson Stock Trust, over which Mr. Adelson has disposition power.

(6)
In addition to the selling shareholders named elsewhere in the table,            employees and members of our management are offering shares of our Class A common stock. The number of shares of our Class A common stock being offered by each such employee or member of our management ranges from            to            and such employees and members of our management are each offering, on average,            shares of our Class A common stock. Certain of such employees and members of our management hold their interest in Houlihan Lokey through revocable living trusts.

DESCRIPTION OF CAPITAL STOCK

General

        As of the closing of this offering, our authorized capital stock will consist of      shares of common stock, par value $0.001 per share, and      shares of preferred stock, par value $0.001 per share. Our common stock will be divided into two classes, Class A common stock and Class B common stock. Following this offering, our authorized Class A common stock will consist of      shares and our authorized Class B common stock will consist of      shares.

        The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects the corporate reorganization.

Class A Common Stock and Class B Common Stock

        As of      , 2015, there were no shares of our Class A common stock outstanding and            shares of Class B common stock outstanding and held of record by      stockholders, assuming the consummation of the corporate reorganization, described in the section titled "Organizational Structure" prior to the completion of this offering, including the making of a distribution prior to the consummation of this offering to our existing owners consisting of cash in the amount of $       million, funded through a combination of cash on hand and a drawdown on the New ORIX Facility, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015).

Voting Rights

        Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law.

        Upon the completion of this offering, under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of our capital stock entitled to vote, voting together as a single class. Upon the completion of this offering, holders of our Class A common stock and Class B common stock will not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation or pursuant to the DGCL.

        We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

        Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

        Dividends.    Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid equally, identically and ratably, on a per share basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such stock, as the case may be).

        Liquidation.    In the event of our dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and after making provision for the entitlements of holders of any series of preferred stock, our remaining assets and funds, if any, shall be divided among and paid ratably to the holders of the shares of Class A common stock and Class B common stock, treated as a single class, unless different treatment of the shares of each such class is approved by the affirmative votes of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

        Subdivisions, Combinations and Reclassifications.    If we subdivide, combine or reclassify in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided, combined or reclassified in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative votes of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

        Change of Control Transaction.    In connection with any change of control transaction (as defined in our amended and restated certificate of incorporation), the holders of Class A common stock and Class B common stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

        Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our amended and restated certificate of incorporation. In addition, upon the date on which the aggregate outstanding shares of common stock owned by (i) ORIX USA, (ii) the HL Voting Trust and (iii) the beneficiaries of the HL Voting Trust or certain of their transferees collectively represent less than      % of the then aggregate outstanding shares of common stock, or on a date specified by the holders of at least 66 2/3% of the outstanding shares of Class B common stock (the "Final Conversion Date"), all outstanding shares of Class B common stock shall convert automatically into Class A common stock.

Preferred Stock

        Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, powers, privileges, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions, of each series of preferred stock. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of stock of the Company entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the preferred stock voting separately as a class shall be required therefor.

        The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

        In connection with this offering, we intend to enter into Registration Rights Agreements with each of ORIX USA and the HL Holders executing both the HL Voting Trust Agreement and a lock-up agreement pursuant to which these holders can demand that we file a registration statement relating to shares of our common stock, including shares of our Class A common stock issuable upon conversion of the shares of our Class B Common Stock, which common stock we refer to as registrable shares, and can request that their registrable shares be covered by a registration statement that we are otherwise filing. In the case of the HL Holders, these rights are subject to the lock-up provisions discussed above.

        Demand Registration Rights.    Subject to the terms of the lock-up agreements entered into by the selling stockholders, after the closing of this offering, the holders of registrable shares entitled to demand registration rights may request that we register all or a portion of their registrable shares for sale under the Securities Act. We will effect the registration as requested unless, in the good faith and reasonable judgment of our board of directors, such registration should be delayed. We may be required to effect two of these registrations in the first year following consummation of this offering and up to three such registrations each year thereafter. In addition, when we are eligible for the use of Form S-3, or any successor form, holders of registrable shares entitled to demand registration rights may make unlimited requests that we register all or a portion of their registrable shares for sale under the Securities Act on Form S-3, or any successor form.

        Incidental Registration Rights.    In addition, if at any time after this offering we register any shares of our Class A common stock, the holders of all registrable shares are entitled to notice of the registration and to have all or a portion of their registrable shares included in the registration.

        Other Provisions.    In the event that any registration in which the holders of registrable shares participate pursuant to either of our Registration Rights Agreements is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

        We will pay all registration expenses related to any demand or incidental registration, other than underwriting discounts, selling commissions and transfer taxes. Our Registration Rights Agreements contain cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Exclusive Venue

        Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware, unless we agree otherwise. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-Takeover Provisions

        We will not be governed by Section 203 of the DGCL ("Section 203"), and the restrictions contained in Section 203 will not apply to us, until the moment in time immediately following the time at which both of the following conditions exist (if ever): (i) Section 203 by its terms would, but for the provisions of our amended and restated certificate of incorporation, apply to us; and (ii) the Final Conversion Date has occurred, and we will thereafter be governed by Section 203 if and for so long as Section 203 by its terms shall apply to us. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Neither ORIX USA nor the HL Voting Trust will be an "interested stockholder" subject to any such prohibition on engaging in business combinations with us.

Classified Board of Directors and Removal of Directors

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the division of our board of directors into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, from and after the Final Conversion Date, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Subject to any rights of the holders of any series of preferred stock to elect directors, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

        The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Super-Majority Voting

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes of the then-outstanding shares of our capital stock which all our stockholders would be entitled to cast in an election of directors, voting together as a single class, is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation described in this paragraph and under "—Classified Board of Directors and Removal of Directors" above.

Stockholder Action by Written Consent

        Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. From and after the Final Conversion Date, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders in lieu of a meeting.

Special Meeting of Stockholders

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors pursuant to a resolution adopted by the majority of our board, our chairman of the board (or in the event of co-chairmen, either chairman), our chief executive officer, our president or either of our co-presidents (in the event there is no chief executive officer).

Authorized But Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock will be            .

Listing

        We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol "HLI."

DESCRIPTION OF INDEBTEDNESS

Existing Revolving Credit Facility

        On April 1, 2009, we entered into the Existing Revolving Credit Facility. The Existing Revolving Credit Facility provides for a revolving total commitment of $100.0 million and bears interest at a rate per annum equal to the sum of (i) the ORIX USA cost of funds (approximately 1.9% at March 31, 2015) plus (ii) one percent (1.00%). The Existing Revolving Credit Facility will mature and all amounts outstanding will be due and payable on the earlier of (i) January 1, 2016 and (ii) the date that is one year after the occurrence of a Change of Control (as such term is defined in the loan agreement governing the Existing Revolving Credit Facility). As of March 31, 2015, we had no borrowings outstanding under the Existing Revolving Credit Facility and $100.0 million of availability. The Existing Revolving Credit Facility is unsecured. Obligations under the Existing Revolving Credit Facility are guaranteed by each of Houlihan Lokey's domestic subsidiaries with certain exceptions. The loan agreement governing the Existing Revolving Credit Facility contains customary restrictive covenants and events of default. As of March 31, 2015, we were in compliance with all covenants and no event of default (as such term is defined in the loan agreement governing the Existing Revolving Credit Facility) had occurred. Prior to this offering, we intend to replace the Existing Revolving Credit Facility with the New Revolving Credit Facility and the New ORIX Facility.

New Revolving Credit Facility

        In connection with this offering, we intend to enter into the New Revolving Credit Facility with a third-party lender that is expected to provide for a revolving line of credit of approximately $             million, which will remain undrawn at the completion of this offering. We are in preliminary discussions with potential arrangers and lenders with respect to the terms of any such facility, including any limitations on our ability to pay dividends. We expect that affiliates of certain of the underwriters may participate as arrangers and/or lenders under the New Revolving Credit Facility.

New ORIX Facility

        Prior to the completion of this offering, we expect to make a distribution to our existing owners consisting of cash in the amount of $             million, funded through a combination of cash on hand and a drawdown on the New ORIX Facility, and certain of our non-operating assets (valued at approximately $25.9 million as of March 31, 2015 and which, together with the costs required to manage the non-operating assets, generated $0.5 million of income before provision for income taxes for fiscal 2015). We will fund the cash portion of the distribution through a combination of cash on hand and a drawdown on the New ORIX Facility. The maximum commitment on the New ORIX Facility will be $150 million. The interest that we will pay on the initial drawdown to ORIX USA under the New ORIX Facility will be LIBOR plus                basis points. Any borrowings after the initial drawdown will pay interest to ORIX USA at LIBOR plus                on only the incremental amount borrowed. One year after the initial drawdown, any amounts drawn on the facility will convert to a term loan with a floating interest rate of LIBOR plus                and will be due and payable no later than four years after the initial drawdown. No additional borrowings can occur one year after the initial drawdown.

 SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the New York Stock Exchange, we cannot assure you that there will be an active public market for our Class A common stock.

        Upon the closing of this offering, and after giving effect to the corporate reorganization, based on the number of shares of our capital stock outstanding as of March 31, 2015, we will have outstanding an aggregate of            shares of Class A common stock,            shares of Class B common stock and no shares of preferred stock. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

        The remaining                shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

        We and each of our directors, executive officers and holders of substantially all of our outstanding common stock (including securities convertible into or exchangeable or exercisable for shares of our common stock) have agreed that, without the prior written consent of                , we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

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  offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Company, file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

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  enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

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  in the case of our directors, executive officers and holders of substantially all of our common stock (including securities convertible into or exchangeable or exercisable for our common stock), make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise. After this period, common stock held in the HL Voting Trust will become transferable in three equal installments on each of the third, fourth and fifth anniversary of this offering, subject to acceleration in certain circumstances, and provided, that (1) Non-Selling 10K Holders will generally be subject to a lock-up period, and will be ineligible to participate in any follow-on offerings, in each case, for five years following this offering and (2) shares of our common stock held by managing directors and certain senior corporate officers of the Company whose employment with us or any of our subsidiaries terminates prior to the third anniversary of this offering for reasons other than death or disability will be subject to transfer restrictions, and will be ineligible to participate in any follow-on offerings, in each case, through the seventh anniversary of this offering. Notwithstanding the foregoing, the lock-up agreements provide that following the expiration of the 180-day underwriters' lock-up:

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  except for any HL Holder to which a five-year or seven-year lock-up period is applicable, up to 10% of each HL Holder's shares held through the HL Voting Trust may be transferred for the purpose of charitable gifts and transfers to various family trusts for estate planning purposes, with any shares transferred under this exception reducing the number of shares that become transferable on the next transferability date; and

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  our board of directors may authorize sales in underwritten offerings in accordance with the terms of the registration rights agreement entered into between HL and HL Holders who have deposited their shares of common stock into the HL Voting Trust.

        Under the lock-up agreements, our board of directors may consent to exceptions to those transfer restrictions, subject to any limitations or conditions imposed by it.

        Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

        In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; or

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  the average weekly trading volume in our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

        Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Equity Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock issuable under the 2016 Plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

        Upon the closing of this offering, ORIX USA and the HL Holders executing both the HL Voting Trust Agreement and a lock-up agreement, which collectively hold            shares of our Class B common stock, or certain of their transferees will be entitled to various rights with respect to the registration of the shares of common stock, including shares of our Class A common stock that would be issuable upon the conversion of such shares under the Securities Act. See "Description of Capital Stock—Registration Rights" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF CLASS A COMMON STOCK

        The following discussion is a summary of the material United States federal income tax consequences to Non-United States Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other United States federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-United States tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-United States Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

        This discussion is limited to Non-United States Holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all United States federal income tax consequences relevant to a Non-United States Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-United States Holders subject to special rules, including, without limitation:

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  United States expatriates and former citizens or long-term residents of the United States;

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  persons subject to the alternative minimum tax;

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  persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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  banks, insurance companies, and other financial institutions;

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  brokers, dealers or traders in securities;

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  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid United States federal income tax;

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  partnerships or other entities or arrangements treated as partnerships for United States federal income tax purposes (and investors therein);

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  tax-exempt organizations or governmental organizations;

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  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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  persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

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  tax-qualified retirement plans.

        If an entity treated as a partnership for United States federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the United States federal income tax consequences to them.

        THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-United States Holder

        For purposes of this discussion, a "Non-United States Holder" is any beneficial owner of our Class A common stock that is neither a "United States person" nor an entity treated as a partnership for United States federal income tax purposes. A United States person is any person that, for United States federal income tax purposes, is or is treated as any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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  an estate, the income of which is subject to United States federal income tax regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a United States court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

Distributions

        If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-United States Holder's adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

        Subject to the discussion below on effectively connected income, dividends paid to a Non-United States Holder of our Class A common stock will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-United States Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-United States Holder holds the stock through a financial institution or other intermediary, the Non-United States Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-United States Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-United States Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

        If dividends paid to a Non-United States Holder are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-United States Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-United States Holder will be exempt from the United States federal withholding tax described above. To claim the exemption, the Non-United States Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States.

        Any such effectively connected dividends will be subject to United States federal income tax on a net income basis at the regular graduated rates. A Non-United States Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-United States Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

        A Non-United States Holder will not be subject to United States federal income tax on any gain realized upon the sale or other taxable disposition of Class A our common stock unless:

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  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-United States Holder maintains a permanent establishment in the United States to which such gain is attributable);

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  the Non-United States Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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  our Class A common stock constitutes a United States real property interest ("USRPI") by reason of our status as a United States real property holding corporation ("USRPHC") for United States federal income tax purposes.

        Gain described in the first bullet point above generally will be subject to United States federal income tax on a net income basis at the regular graduated rates. A Non-United States Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

        Gain described in the second bullet point above will be subject to United States federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by United States source capital losses of the Non-United States Holder (even though the individual is not considered a resident of the United States), provided the Non-United States Holder has timely filed United States federal income tax returns with respect to such losses.

        With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-United States real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-United States Holder of our Class A common stock will not be subject to United States federal income tax if our Class A common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-United States Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-United States Holder's holding period.

        Non-United States Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

        Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-United States status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-United States Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain United States-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-United States office of a non-United States broker generally will not be subject to backup withholding or information reporting.

        Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-United States Holder resides or is established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-United States Holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

        Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA") on certain types of payments made to non-United States financial institutions and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the United States Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

        Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

        Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICT OF INTEREST)

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, from the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

Name	Number of shares of Class A Common Stock
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Houlihan Lokey Capital, Inc.
Total

        The underwriters are committed to purchase all the shares of Class A common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

        We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Option to Purchase Additional Shares

        The underwriters have an option to buy up to                additional shares of Class A common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Underwriting Discounts and Expenses

        The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $            per share. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain expenses, including up to an aggregate of $            in connection with the clearance of this offering with the FINRA. Such reimbursement is deemed to be underwriting compensation by FINRA.

Lock-up

        We have agreed that we will not:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any such transaction is to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise),

in each case without the prior written consent of                for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold hereunder and any shares of our Class A common stock issued upon the exercise of options granted under our equity incentive plans.

        Our directors, executive officers and holders of substantially all of our common stock and securities convertible into or exchangeable or exercisable into our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                :

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise), any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock (including, without limitation, our common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition;

  •
  enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences associated with ownership of any shares of our common stock or such other securities, regardless of whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or

  •
  make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

Listing

        We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol "HLI."

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        None of the underwriters, the selling stockholders or us make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, None of the underwriters, the selling stockholders or us make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

New Issue of Securities

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects for future earnings and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares offered in this offering.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered pursuant to this prospectus in any jurisdiction where action for that purpose is required. The securities offered pursuant to this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered pursuant to this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Conflict of Interest

        Houlihan Lokey, Inc. controls Houlihan Lokey Capital, Inc., an underwriter in this offering. Therefore Houlihan Lokey Capital, Inc. is deemed to have a "conflict of interest" under FINRA Rule 5121(f)(5)(B). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. Houlihan Lokey Capital, Inc. will not confirm sales of the Class A common stock to any account over which they exercise discretionary authority without the specific written approval of the account holder.

Other Relationships

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us, the selling stockholders and our other affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. We expect that affiliates of certain of the underwriters may participate as arrangers and/or lenders under the New Revolving Credit Facility.

Notice to Prospective Investors in the United Kingdom

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the EU Prospectus Directive (as defined below) was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means European Union Prospectus Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities & Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the securities may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

        The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

        The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements of Houlihan Lokey, Inc. and subsidiaries at March 31, 2015 and March 31, 2014 and for the years ended March 31, 2015 and March 31, 2014, appearing in this Prospectus and Registration Statement have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Houlihan Lokey, Inc.:

We have audited the accompanying consolidated balance sheets of Houlihan Lokey, Inc. and subsidiaries (the Company) as of March 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we have also audited the financial statement Schedule II—Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Lokey, Inc. and subsidiaries as of March 31, 2014 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement Schedule II—Valuation and Qualifying Accounts, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                      /s/ KPMG LLP

Dallas, Texas
June 18, 2015

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and 2015

(In thousands, except share data)

	2014	2015
Assets
Cash and cash equivalents	$109,420	$88,662
Accounts receivable, net of allowance for doubtful accounts of $3,862 and $4,625 at March 31, 2014 and 2015, respectively	50,559	57,488
Unbilled work in process	38,452	42,547
Investments in unconsolidated entities	14,253	14,395
Receivable from affiliates	171,396	327,921
Property and equipment—at cost, net of accumulated depreciation of $26,788 and $28,355 at March 31, 2014 and 2015, respectively	15,967	16,489
Goodwill and other intangibles	642,722	652,806
Other assets	18,457	29,540

Total assets	$1,061,226	$1,229,848

Liabilities and Stockholder's Equity
Liabilities:
Accrued salaries and bonuses	$247,746	$301,285
Accounts payable and accrued expenses	35,560	37,190
Deferred income	5,379	3,064
Income taxes payable	2,086	9,760
Deferred income taxes	48,646	41,453
Other liabilities	6,871	11,208

Total liabilities	346,288	403,960

Redeemable noncontrolling interest	1,249	1,382
Commitments and contingencies (note 13)
Stockholder's equity:
Common stock, $0.10 par value. Authorized 2,500,000 shares; issued and outstanding 587,866 shares	59	59
Additional paid-in capital	636,616	670,182
Retained earnings	91,936	170,929
Accumulated other comprehensive loss	(8,903)	(11,338)
Stock subscriptions receivable	(7,770)	(7,135)

Total equity attributable to Houlihan Lokey, Inc.	711,938	822,697
Noncontrolling interest	1,751	1,809

Total stockholder's equity	713,689	824,506
Total liabilities and stockholder's equity	$1,061,226	$1,229,848

See accompanying notes to consolidated financial statements

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal Years Ended March 31, 2014 and 2015

(In thousands)

	2014	2015
Fee revenue(a)	$592,450	$680,872
Operating expenses:
Employee compensation and benefits	414,918	475,100
Travel, meals, and entertainment	15,113	17,928
Rent	22,386	24,253
Depreciation and amortization	6,040	5,508
Information technology and communications	12,272	14,013
Other operating expenses(b)	16,408	13,389
Bad debt expense	2,465	2,027

Total operating expenses	489,602	552,218
Operating income	102,848	128,654
Interest income and expense, net(c)	1,653	4,214
Income (loss) from investments in unconsolidated entities	825	(733)

Income before provision for income taxes	105,326	132,135
Provision for income taxes	43,898	52,196

Net income	61,428	79,939
Net income attributable to noncontrolling interest	(108)	(58)

Net income attributable to Houlihan Lokey, Inc.	$61,320	79,881

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,271	(2,435)

Comprehensive income attributable to Houlihan Lokey, Inc.	$62,591	$77,446

(a)
including related party fee revenue of $6,156 and $119 during the years ended March 31, 2014 and 2015, respectively.

(b)
including related party expenses of $2,833 and $2,471 during the years ended March 31, 2014 and 2015, respectively.

(c)
including related party interest income of $1,636 and $4,046 during the years ended March 31, 2014 and 2015, respectively.

See accompanying notes to consolidated financial statements.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholder's Equity

Fiscal Years Ended March 31, 2014 and 2015

($ in thousands)

	Number of shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Stock Subscriptions Receivable	Equity attributable to Houlihan Lokey, Inc.	Noncontrolling interest	Total stockholder's equity
Balances—April 1, 2013	587,866	$59	612,104	32,844	(10,174)	(5,598)	$629,235	1,643	$630,878

Fram shares issued (notes 4)	—	—	18,267	—	—	—	18,267	—	18,267
Fram stock compensation vesting (note 10)	—	—	18,206	—	—	—	18,206	—	18,206
Fram share redemptions (note 4)	—	—	(11,967)	—	—	—	(11,967)	—	(11,967)
Dividend	—	—	6	(2,228)	—	—	(2,222)	—	(2,222)
Stock subscriptions receivable issued, net	—	—	—	—	—	(2,172)	(2,172)	—	(2,172)
Net income	—	—	—	61,320	—	—	61,320	108	61,428
Change in unrealized translation	—	—	—	—	1,271	—	1,271	—	1,271

Total comprehensive income				61,320	1,271		62,591	108	62,699

Balances—March 31, 2014	587,866	$59	636,616	91,936	(8,903)	(7,770)	$711,938	1,751	$713,689

Fram shares issued (notes 4)	—	—	19,508	—	—	—	19,508	—	19,508
Fram stock compensation vesting (note 10)	—	—	17,589	—	—	—	17,589	—	17,589
Fram share redemptions (note 4)	—	—	(3,531)	—	—	—	(3,531)	—	(3,531)
Dividend	—	—	—	(888)	—	—	(888)	—	(888)
Stock subscriptions receivable redeemed, net	—	—	—	—	—	635	635	—	635
Net income	—	—	—	79,881	—	—	79,881	58	79,939
Change in unrealized translation	—	—	—	—	(2,435)	—	(2,435)	—	(2,435)

Total comprehensive income				79,881	(2,435)		77,446	58	77,504

Balances—March 31, 2015	587,866	$59	670,182	170,929	(11,338)	(7,135)	$822,697	1,809	$824,506

See accompanying notes to consolidated financial statements

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal Years Ended March 31, 2014 and 2015

(In thousands)

	2014	2015
Cash flows from operating activities:
Net income	$61,428	$79,939
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred tax expense	(7,176)	(7,358)
Bad debt expense	2,465	2,027
(Income) loss from investments in unconsolidated entities	(825)	733
Depreciation and amortization	6,040	5,508
Compensation expense—Fram restricted share grants (note 10)	22,479	23,200
Changes in operating assets and liabilities:
Accounts receivable	(20,341)	(8,533)
Unbilled work in process	(3,909)	(3,720)
Other assets	(1,286)	(1,528)
Accrued salaries and bonuses	50,545	51,797
Accounts payable, accrued expenses and other liabilities	4,735	3,084
Deferred income	1,717	(2,316)
Income taxes payable	49,139	53,674

Net cash provided by operating activities	165,011	196,507

Cash flows from investing activities:
Acquisition of business	(9,090)	(5,178)
Receivables from affiliates	(105,653)	(193,200)
Earnouts paid	—	(964)
Investments in other assets and unconsolidated entities	(5,000)	(9,451)
Purchase of property and equipment	(2,241)	(4,671)

Net cash used in investing activities	(121,984)	(213,464)

Cash flows from financing activities:
Dividends paid	(1,075)	(2,166)
Stock subscription receivables issued	(3,000)	(360)
Stock subscription receivables redeemed	828	995
Other financing activities	(17)	—

Net cash used in financing activities	(3,264)	(1,531)

Effects of exchange rate changes on cash and cash equivalents	1,271	(2,270)

Increase (decrease) in cash and cash equivalents	41,034	(20,758)
Cash and cash equivalents—beginning of year	68,386	109,420

Cash and cash equivalents—end of year	$109,420	$88,662

Supplemental disclosures of noncash activities:
Taxes paid via settlement of receivable from affiliate	$50,900	$46,000
Shares issued via settlement of receivable from affiliate (note 4)	(11,623)	(12,856)
Shares redeemed via settlement of receivable from affiliate (note 4)	11,967	3,531
Fully depreciated assets written off	259	2,582
Cash paid (received) during the year:
Interest	$137	$263
Taxes	1,568	(1,478)

See accompanying notes to consolidated financial statements.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(1) BACKGROUND

Houlihan Lokey, Inc. (HL, Inc. or the Company) is a California corporation that controls the following primary subsidiaries:

  Houlihan Lokey Capital, Inc. (HL Capital, Inc.)—100% owned California corporation. HL Capital, Inc. is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

  Houlihan Lokey Financial Advisors, Inc. (HL FA, Inc.)—100% owned California corporation. HL FA, Inc. is a registered investment advisor under the Investment Advisors Act of 1940.

  Houlihan Lokey (Europe) Limited (HL Europe, Ltd.)—100% owned United Kingdom corporation. HL Europe, Ltd. is regulated by the Financial Conduct Authority in the United Kingdom.

The Company is a wholly owned subsidiary of Fram Holdings, Inc. (Fram), a Delaware corporation, which, in turn, is a majority-owned subsidiary of ORIX USA Corporation (ORIX USA), a Delaware corporation. As of March 31, 2014 and 2015, ORIX USA owns Fram equity securities entitling it to all of the future dividends and earnings associated with the ORIX Finance business, a separate but wholly owned business of Fram, and ORIX USA's effective ownership of HL, Inc. operations is approximately 55%. The HL, Inc. employee shareholders own Fram equity securities that make their effective ownership of HL, Inc. operations approximately 45%.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Asia. The Company has U.S. offices in Los Angeles, Newport Beach, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, Miami, and Atlanta as well as foreign offices in London, Paris, Frankfurt, Madrid, Sydney, Tokyo, Hong Kong, and Beijing. Together, the Company and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. The Company concentrates its efforts toward the earning of professional fees with focused services across the following three business segments:

  Corporate Finance provides general advisory services on mergers & acquisitions and capital markets offerings. Corporate Finance advises public and private institutions on buy side and sell side transactions as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity and liability management transactions, and advises financial sponsors on all types of transactions.

  Financial Advisory Services provides valuations of various assets including: companies, illiquid debt and equity securities, and intellectual property (among other assets and liabilities). These valuations are used for financial reporting, tax reporting, and other purposes. Financial Advisory Services renders fairness opinions in connection with mergers and acquisitions and other transactions and solvency opinions in connection with corporate spin-offs and dividend recapitalizations. Financial Advisory Services also provides strategic consulting services and dispute resolution services to clients where fees are usually based on the hourly rates of its consultants.

  Financial Restructuring provides advice to creditors and debtors in connection with recapitalization / deleveraging transactions implemented both through bankruptcy proceedings and though out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(1) BACKGROUND (Continued)

  and capital markets activities. As part of these engagements, Financial Restructuring offers a wide range of advisory services to its clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; litigation support and expert testimony; and procuring debtor in possession financing.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries where it has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

  The Company carries its investments in unconsolidated entities over which it has significant influence but does not control using the equity method and includes its ownership share of the income and losses (note 3) in income (loss) from investments in unconsolidated entities in the consolidated statements of comprehensive income.

(b)
Use of Estimates

  The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Management estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; the valuation of deferred tax assets, goodwill, and share based compensation; the allocation of goodwill and other assets across the reporting units (segments); and reserves for income tax uncertainties and other contingencies.

(c)
Recognition of Revenue

  Revenues consist primarily of professional service fees.

  The Company and its clients enter into agreements that outline the general terms and conditions of the specific engagements. The Company performs professional services in accordance with the engagement terms on both a fixed and contingent fee basis.

  Revenue is recognized when earned and realizable. Revenues under fixed fee contracts are recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to the total services required to be performed. The recognition of revenues under

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  contingent fee contracts depends on whether the revenues relate to monthly retainers or success fees. Monthly retainers are generally recognized on a monthly basis, except in situations where there is uncertainty as to the timing of collection of the amount due. Success fees are recognized only upon substantial completion of the contingencies stipulated by the engagement agreement. In some cases, approval of the Company's fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted; however, if the fee that is going to be collected from the client is fixed and determinable, and the collectability of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate.

  Engagements related to Financial Advisory Services are most often structured as fixed fee contracts, whereas engagements related to Corporate Finance and Financial Restructuring are most often structured as contingent fee contracts. Further, Financial Restructuring contracts are commonly subject to the applicable court's approval.

  In those instances when the revenue recognized on a specific engagement exceeds both the amounts billed and the amounts collected, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the accompanying consolidated balance sheets. Deferred income results when cash is received in advance of dates when revenues are recognized.

  Taxes, including value added taxes, collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenue in the consolidated statements of comprehensive income.

(d)
Operating Expenses

  The majority of the Company's operating expenses relates to compensation and benefits for employees, which includes the amortization of the relevant portion of the Company's share-based incentive plans (note 10). Other examples of operating expenses include: travel, meals and entertainment; rent; depreciation and amortization; technology and communication costs; and other operating expenses, which include such items as professional fees, office expenses, business license and registration fees, non-income-related taxes, legal expenses, related-party support services, and charitable contributions. During the years ended March 31, 2014 and 2015, the Company received reimbursements of $23,133 and $27,173, respectively, from customers for out-of-pocket expenses incurred by the Company that are presented net against the related expenses in the accompanying consolidated statements of comprehensive income.

(e)
Translation of Foreign Currency Transactions

  The reporting currency for the consolidated financial statements of the Company is the U.S. dollar. The assets and liabilities of subsidiaries whose functional currency is other than the U.S. dollar are included in the consolidation by translating the assets and liabilities at the reporting period-end exchange rates; however, revenues and expenses are translated using the applicable exchange rates determined on a monthly basis throughout the year. Resulting translation adjustments are reported as a separate component of accumulated other comprehensive loss net of applicable taxes.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)
Property and Equipment

  Property and equipment are stated at cost. Repair and maintenance charges are expensed as incurred and costs of renewals or improvements are capitalized at cost.

  Depreciation on furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life.

(g)
Cash and Cash Equivalents

  Cash and cash equivalents include cash held at banks and highly liquid investments with original maturities of three months or less. At March 31, 2015, the Company had cash balances with banks in excess of insured limits. The Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

  Although not classified as cash and cash equivalents, the Company's receivable from affiliates (note 4), which is due on demand, generally arises from the transfer of available cash from HL, Inc. to ORIX USA and its affiliates.

(h)
Accounts Receivable

  The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of uncollected revenues and is recorded through bad debt expense in the accompanying consolidated statements of comprehensive income. Amounts deemed to be uncollectible are written off against the allowance for doubtful accounts.

(i)
Investment in Unconsolidated Entities

  The Company uses the equity method of accounting for investments when it has more than a minor ownership interest or more than minor influence over operations, but does not have a controlling interest and is not the primary beneficiary. Under the equity method, the Company's share of the investment earnings or losses are recognized in income as earned, and capital contributions are recorded as investments in unconsolidated entities as they occur.

(j)
Income Taxes

  ORIX USA and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions.

  Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(k)
Goodwill and Intangible Assets

  Goodwill represents an acquired company's acquisition cost over the fair value of acquired net tangible and intangible assets. Goodwill is the net asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Intangible assets identified and accounted for include tradenames and marks, backlog, developed technologies, and customer relationships. Those intangible assets with finite lives, including backlog and customer relationships, are amortized over their estimated useful lives.

  When the Company was acquired by Fram in January 2006, approximately $392,600 of goodwill and $192,210 of indefinite lived intangible assets were generated and recognized. In accordance with Accounting Standards Codification (ASC) Topic 805, Business Combinations, since the Company is wholly owned by Fram, this goodwill and all other purchase accounting-related adjustments are pushed down to the Company's reporting level when stand-alone consolidated financial statements are prepared. Through both foreign and domestic acquisitions made directly by the Company since 2006, additional goodwill of approximately $62,950, inclusive of foreign currency translations has been recognized.

  During 2014 and 2015, goodwill was reviewed for impairment in accordance with Accounting Standards Update (ASU) No. 2011-08, Testing Goodwill for Impairment, which permits the Company to make a qualitative assessment of whether it is more likely than not that one of its reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the Company would not be required to perform the two- step impairment test for that reporting unit. If the assessment indicates that it is more likely than not that the reporting unit's fair value is less than its carrying value, the Company must test further for impairment utilizing a two-step process. Step 1 compares the estimated fair value of the reporting unit with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds the estimated fair value, an impairment exists and is measured in Step 2 as the excess of the recorded amount of goodwill over the implied fair value of goodwill resulting from the valuation of the reporting unit. Impairment testing of goodwill requires a significant amount of judgment in assessing qualitative factors and estimating the fair value of the reporting unit, if necessary. The fair value is determined using an estimated market value approach, which considers estimates of future after tax cash flows, including a terminal value based on market earnings multiples, discounted at an appropriate market rate. During the 2014 and 2015 annual impairment reviews, management concluded that it is not more likely than not that the Company's fair value is less than its carrying amount and no further impairment testing was considered necessary.

  During 2014 and 2015, indefinite lived intangible assets were reviewed for impairment in accordance with ASU 2012-02, Testing Indefinite-lived Intangible Assets for Impairment, which provides the Company the option to perform a qualitative assessment. If it is more likely than not that the asset is

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  impaired, the amount that the carrying value exceeds the fair value is recorded as an impairment expense. During the 2014 and 2015 annual impairment review of indefinite lived intangible assets, the Company determined that it is not more likely than not that the fair values were less than the carrying values.

  Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group (inclusive of other long-lived assets) be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. During 2014 and 2015, no events or changes in circumstances were identified that indicated that the carrying amount of the finite-lived intangible assets were not recoverable.

(l)
Fair Value Measurements

  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, Fair Value Measurement:

    •
    Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

    •
    Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

    •
    Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(m)
Recent Accounting Pronouncements

  In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the consolidated financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  for fiscal years, and interim periods within those years, beginning after December 15, 2014 (year ended March 31, 2016 for the Company). The new standard is to be applied prospectively but retrospective application is permitted. The Company will implement the provisions of ASU 2013-11 as of April 1, 2015.

  In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016 (year ended March 31, 2018 for the Company). The new standard is to be applied using either the retrospective or cumulative-effective transition method. The Company expects to implement the provisions of ASU 2014-09 as of April 1, 2017. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

  In June 2014, the FASB issued ASU 2014-12, Accounting for Share- Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period, which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 will be effective for interim and annual reporting periods beginning after December 15, 2015 (year ended March 31, 2017 for the Company). Early application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-12 on its operating results and financial position.

(3) INVESTMENTS IN UNCONSOLIDATED ENTITIES

At March 31, 2014 and 2015, the Company had an investment, through one of its subsidiaries, in a heavy highway construction firm based in Phoenix, Arizona. The Company has approximately 20% ownership in the firm. The investment is accounted for using the equity method.

The Company also holds an investment, through one of its subsidiaries, in a financial advisory firm based in India for approximately 24.5% ownership interest. The investment is accounted for using the equity method.

In February 2015, the Company entered into a joint venture in Australia where it teamed with ten employees to open an office in Sydney, Australia to pursue advisory activities across the Company's business segments. The Company has a 50% voting interest in the joint venture.

For the years ended March 31, 2014 and 2015, the Company recognized $825 and $(733) of income (loss) related to investments in unconsolidated entities.

(4) RELATED-PARTY TRANSACTIONS

The Company provides financial advisory services to ORIX USA and its affiliates and received fees for these services totaling approximately $6,156 and $119 during the years ended March 31, 2014 and 2015,

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(4) RELATED-PARTY TRANSACTIONS (Continued)

respectively. ORIX USA performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. ORIX USA charges the Company a management fee for these services. For the years ended March 31, 2014 and 2015, the management fee expense incurred by the Company related to these services was approximately $2,833 and $2,471, respectively, which is included in other operating expenses in the accompanying consolidated statements of comprehensive income. To the extent that ORIX USA and its affiliates pay for expenses of the Company, ORIX USA is reimbursed for such payments by the Company. The receivable from affiliate generally arises from cumulative cash transferred by the Company to ORIX USA or affiliates of ORIX USA. Affiliate charges and reimbursements are generally settled through the receivable from affiliates account. The receivables from ORIX USA is due on demand and bears interest at the ORIX USA cost of funds rate; such rate was approximately 1.74% and 1.91% at March 31, 2014 and 2015, respectively. The receivable from an affiliate of ORIX USA is of a long-term investment nature, although due on demand, and also bears interest at the ORIX USA cost of funds rate. For the years ended March 31, 2014 and 2015, the interest income earned by the Company related to these receivables from affiliates was approximately $1,636 and $4,046, respectively.

Certain employees of the Company were issued shares of Fram in 2014 (note 10). The redemption of these share transactions settles through the receivable from affiliates account and additional paid-in capital of the Company as the cash portion of these transactions occur at ORIX USA. ORIX USA has the right, but not the obligation, to purchase Fram shares (note 12a) to maintain its majority effective ownership of the Company. Historically, ORIX USA has exercised this right.

(5) ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

Balance—April 1, 2013	$3,217
Provision for bad debt	2,465
Write-off of uncollectible accounts	(1,829)
Foreign currency translation	9

Balance—March 31, 2014	$3,862
Provision for bad debt	2,027
Write-off of uncollectible accounts	(1,264)

Balance—March 31, 2015	$4,625

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(6) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Useful Lives	2014	2015
Equipment	5 Years	$4,675	$4,977
Furniture and fixtures	5 Years	12,249	13,819
Leasehold improvements	10 Years	16,107	16,765
Computers and software	3 Years	8,737	8,292
Art	N/A	987	991

Total cost		42,755	44,844
Less accumulated depreciation		(26,788)	(28,355)

Total net book value		$15,967	$16,489

Additions to property and equipment during the years ended March 31, 2014, and 2015, primarily relate to costs incurred to furnish new leased office space.

Depreciation expense of approximately $4,281 and $4,106 was recognized during the years ended March 31, 2014 and 2015, respectively.

(7) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangibles consist of the following as of March 31, 2014, and 2015:

	Useful Lives	2014	2015
Goodwill	Indefinite	$445,532	$455,550
Tradename—HL, Inc.	Indefinite	192,210	192,210
Domain name	Indefinite	303	303
Tradename—other	3 - 5 Years	960	960
Developed technologies	10 Years	2,712	2,712
Non-compete agreements	5 Years	330	330
Backlog	1 Year	1,997	2,016
Customer relationships	2 - 8 Years	2,600	4,006
Stadium rights	30 Years	200	200

Total cost		646,844	658,287
Less accumulated amortization		(4,122)	(5,481)

Total net book value		$642,722	$652,806

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(7) GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Goodwill attributable to the Company's business segments are as follows:

Business Segments	April 1, 2013	Changes(1)	March 31, 2014	Changes(1)	March 31, 2015
Corporate Finance	$191,204	15,439	$206,643	—	$206,643
Financial Restructuring	163,840	823	164,663	(840)	163,823
Financial Advisory Services	74,226	—	74,226	10,858	85,084

Total	$429,270	16,262	$445,532	10,018	$455,550

(1)
During March of 2014 and January of 2015, the Company acquired financial advisory firms that provide mergers and acquisitions advice, private capital raising and broad advisory services. Changes also include, foreign currency translation adjustments of $823 and $(840) for the years ended March 31, 2014 and 2015, respectively.

Amortization expense of approximately $1,759 and $1,402 was recognized for the years ended March 31, 2014 and 2015 respectively. The estimated future amortization for amortizable intangible assets for each of the next five years as of March 31, 2015, is as follows:

Year Ended March 31,
2016	$1,312
2017	955
2018	862
2019	565
2020	479

(8) OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

During 2014 and 2015, the only component of other comprehensive income relates to foreign currency translation; income of $1,271 and a loss of $2,435, respectively.

Accumulated other comprehensive loss at March 31, 2014 and 2015 comprises the following:

Balance, April 1, 2013	(10,174)
Foreign currency translation gain	1,271

Balance, March 31, 2014	(8,903)
Foreign currency translation loss	(2,435)

Balance, March 31, 2015	$(11,338)

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(9) INCOME TAXES

The provision (benefit) for income taxes on operations for the years ended March 31, 2014 and 2015 comprises the following approximate values:

	2014	2015
Current:
Federal	$39,040	$53,789
State	11,030	7,595
Foreign	1,004	(1,830)

	51,074	59,554

Deferred:
Federal	(6,475)	(6,798)
State	(1,701)	(751)
Foreign	1,000	191

	(7,176)	(7,358)

Total	$43,898	$52,196

The provision for income taxes on operations for the years ended March 31, 2014 and 2015 is reconciled to the income taxes computed at the statutory federal income tax rate (computed by applying the federal corporate rate of 35% to consolidated operating income before provision for income taxes) as follows:

	2014	2015
Federal income tax provision computed at statutory rate	$36,826	$46,226
State and local taxes, net of federal tax effect	5,081	6,844
Foreign taxes	(730)	(1,638)
Nondeductible expenses	1,064	1,285
Other	1,657	(521)

Total	$43,898	$52,196

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(9) INCOME TAXES (Continued)

Deferred income taxes arise principally from temporary differences between book and tax recognition of income, expenses, and losses relating to financing and other transactions. The deferred income taxes on the accompanying consolidated balance sheets at March 31, 2014, and 2015 comprise the following:

	2014	2015
Deferred tax assets:
Deferred compensation expense/accrued bonus	$31,905	$41,968
Allowance for doubtful accounts	1,727	2,294
Other, net	5,974	3,580

Total deferred tax assets	39,606	47,842
Deferred tax liabilities:
Intangibles	(77,184)	(77,184)
Accounts receivable and work in process	(11,068)	(12,111)

Total deferred tax liabilities	(88,252)	(89,295)

Net deferred tax liabilities	$(48,646)	$(41,453)

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that all deferred tax assets will be realized. Accordingly, no valuation allowance has been recognized.

Interest expense and penalties related to income taxes are included in the provision for income taxes in the accompanying consolidated statements of comprehensive income. As of March 31, 2014 and 2015, the Company had recorded liabilities for interest and penalties related to uncertain tax positions in the amounts of $42 and $10, net of any future tax benefit of such interest, respectively. Unrecognized tax benefits totaled $533 and $133 as of March 31, 2014 and 2015, respectively. If the income tax benefits from these tax positions are ultimately realized, such realization would affect the income tax provision and effective tax rate.

A reconciliation of the unrecognized tax benefits for the year ended March 31, 2015 is as follows:

Unrecognized tax position at the beginning of the year	$533
Decreases related to prior year tax positions	(400)

Unrecognized tax position at the end of the year	$133

The Company files as a member of the ORIX USA consolidated federal income tax group. As of March 31, 2015, all of the federal income tax returns the Company has filed since 2012 are still subject to adjustment upon Internal Revenue Service audit. The Company also files combined and separate income tax returns in many states, and these combined returns remain open for adjustments to the Company's federal income tax returns. There is no change expected in the Company's unrecognized tax benefits in the next 12 months.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(10) EMPLOYEE BENEFIT PLANS

(a)
Defined Contribution Plans

  The Company sponsors 401(k) defined contribution savings plans for its domestic employees and defined contribution retirement plans for its international employees. During the years ended March 31, 2014 and 2015, the Company contributed approximately $1,242 and $1,355, respectively, to these defined contribution plans.

(b)
Share-Based Incentive Plans

  The Company has no stock-based incentive compensation plans; however, as a subsidiary of Fram, certain employees of the Company have been granted restricted shares of Fram. Compensation expense related to these shares is recorded at the Company level as it relates to services provided by its employees. Under the current incentive plan (the Fram Incentive Plan), Fram grants restricted share awards to employees of the Company as a component of annual incentive pay and occasionally in conjunction with new hire employment. The Fram Incentive Plan authorizes grants to award up to 2,100,000 shares of authorized but unissued common stock. Typically, awards vest after three years of service from the date of grant. At March 31, 2014 and 2015, there were 333,114 and 155,098, respectively, of additional shares available for grant under the Fram Incentive Plan. The grant-date fair value of each award is determined by Fram's board of directors as discussed further below.

  The share awards are classified as equity awards at time of grant unless the number of shares granted is unknown. Award offers that are settleable in Fram shares based upon a future determinable stock price are classified as a liability until price is established and resulting number of shares are known, at which time they are transferred to equity awards. Activity in equity classified Fram share awards during the years ended March 31, 2014 and 2015 is as follows:

Nonvested share awards	Shares	Weighted average grant date fair value
Balance at April 1, 2013	161,949	$137.38
Granted	185,706	125.55
Vested	(52,596)	132.47
Forfeited	(10,601)	133.47

Balance at March 31, 2014	284,458	$130.71
Granted	178,016	138.00
Vested	(166,610)	132.83
Forfeited	(9,629)	132.31

Balance at March 31, 2015	286,235	$133.95

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(10) EMPLOYEE BENEFIT PLANS (Continued)

  Activity in liability classified Fram share awards during the years ended March 31, 2014 and 2015 is as follows:

Awards settleable in Fram shares	Fair value
Balance at April 1, 2013	$8,862
Offer to grant	6,230
Share price determined—transferred to equity grants	(2,897)
Forfeited	(1,024)

Balance at March 31, 2014	$11,171
Offer to grant	8,487
Share price determined—transferred to equity grants	(3,869)
Forfeited	(805)

Balance at March 31, 2015	$14,984

  During the years ended March 31, 2014 and 2015, compensation expense for the Company associated with these awards totaled $22,479 and $23,200, respectively. At March 31, 2015, there was $29,099 of total unrecognized compensation cost related to unvested share awards granted under the Fram Incentive Plan. That cost is expected to be recognized over a weighted average period of 1.5 years.

  The Fram board of directors determines fair value of the shares using input from a third party, which uses a combination of historical and forecasted results and market data. The methods used to estimate the fair value of our shares include the market approach and the income approach. Under the market approach, fair value is determined by multiplying revenues of comparable public companies by the relevant valuation multiple, adjusted for any differences with the referenced comparable. Under the income approach, fair value is determined by converting future cash flows to a single present amount (discounted) using current expectations about those future amounts. The significant assumptions used to develop the fair value estimates include the discount rate (11.5% for 2014 and 2015) used under the income approach and revenue multiples (0.9x - 3.3x for 2014 and 0.9x - 4.4x for 2015) used under the market approach.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments represent the amounts that would be received to sell assets or that would be paid to transfer liabilities in an orderly transaction between market participants as of a specified date. Fair value measurements maximize the use of observable inputs; however, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying value of cash and cash equivalents, accounts receivable, unbilled work in process, receivables from affiliates, accounts payable, accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

(12) STOCKHOLDER'S EQUITY

(a)
Fram Shares

  As described in note 10, the Company's parent, Fram, grants compensatory restricted shares to certain employees of the Company under the Fram Incentive Plan. As stated in note 4, ORIX USA has the right, but not the obligation, to purchase shares to maintain its majority effective ownership of the Company and has purchased $11,623 and $12,856 for the years ended March 31, 2014 and 2015 respectively.

(b)
Dividends

  Approximately $3,157 and $888 of dividends previously declared related to Fram unvested shares at March 31, 2014 and 2015, respectively, were outstanding, of which $2,228 and $888, respectively, was recorded in accounts payable and accrued expenses in the accompanying consolidated balance sheets, respectively.

(c)
Noncontrolling interest

  Net (income) loss attributable to noncontrolling interest primarily represents the (income) loss associated with persons other than Houlihan Lokey that are its co-investors in a consolidated subsidiary that holds an equity method investment in an unconsolidated entity.

(d)
Stock subscriptions receivable

  The Company periodically issues notes receivable to employees for the purchase of Fram shares.

(13) COMMITMENTS AND CONTINGENCIES

The Company has been named in various legal actions arising in the normal course of business. In the opinion of the Company, in consultation with legal counsel, the final resolution of these matters is not expected to have a material adverse effect on the Company's financial condition.

The Company also provides routine indemnifications relating to certain real estate (office) lease agreements under which it may be required to indemnify property owners for claims and other liabilities arising from the Company's use of the applicable premises. In addition, the Company guarantees the performance of its subsidiaries under certain office lease agreements. The terms of these obligations vary, and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay under such contracts. Based on historical experience and evaluation of specific indemnities, management believes that judgments, if any, against the Company related to such matters are not likely to have a material effect on

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(13) COMMITMENTS AND CONTINGENCIES (Continued)

the consolidated financial statements. Accordingly, the Company has not recorded any liability for these obligations as of March 31, 2014 or 2015.

In addition, an acquisition made in December 2012 included contingent consideration with carrying value of $4,120 and $2,789 as of March 31, 2014 and 2015, respectively, which is included in other liabilities in the accompanying consolidated balance sheets. Also, an acquisition made in January 2015 included contingent and non-contingent consideration with a carrying value of $2,290 and $3,289, respectively, as of March 31, 2015.

Straight-line rent expense under noncancelable operating lease arrangements and the related operating expenses were approximately $21,422 and $23,486 in 2014 and 2015, respectively. The approximate future minimum annual noncancelable rental commitments required under these agreements with initial terms in excess of one year are as follows:

Year ending March 31:
2016	$16,096
2017	16,065
2018	15,775
2019	14,042
2020	13,324
2021 and thereafter	36,140

$111,442

(14) NET INCOME ATTRIBUTABLE TO HOULIHAN LOKEY, INC. PER SHARE

Basic net income attributable to Houlihan Lokey, Inc. per share is computed as net income attributable to Houlihan Lokey, Inc. divided by the weighted average number of common shares outstanding for the period.

The following is a reconciliation of net income attributable to Houlihan Lokey, Inc. and the number of shares used in the basic and diluted net loss per share calculations:

	Year Ended March 31,
	2014	2015
Net income	$61,428	$79,939
Less: net (income) loss attributable to noncontrolling interest	(108)	(58)

Net income attributable to Houlihan Lokey, Inc.	$61,320	$79,881
Divided by: Weighted average shares	587,866	587,866

Net income attributable to Houlihan Lokey, Inc. per share	$0.10	$0.14

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(15) SEGMENT AND GEOGRAPHICAL INFORMATION

The Company's reportable segments are described in note 1. Revenues by segment represents fees earned on the various services offered within each segment. Segment profit represents each segment's profit, which consists of segment revenues, less (1) direct expenses including compensation, employee recruitment, and travel, meals and entertainment, professional fees and bad debt and (2) expenses allocated by headcount such as communications, rent, depreciation and amortization and office expense. The corporate expense category includes costs not allocated to individual segments, including charges related to incentive compensation, share-based payments, and corporate departmental functions managed on a worldwide basis including accounting, finance and taxation, human resources, legal, office services and certain senior management activities. The following tables present information about revenues, profit and assets by segment and geography.

	Year Ended March 31,
	2014	2015
Revenues by segment:
Corporate Finance	$260,035	$367,632
Financial Restructuring	230,062	207,909
Financial Advisory Services	102,054	105,331

Total segment revenues	592,151	680,872
Corporate revenues	299	—

Total revenues	$592,450	$680,872

Segment profit
Corporate Finance	$67,088	$101,266
Financial Restructuring	56,910	52,246
Financial Advisory Services	24,921	24,344

Total segment profit	148,919	177,856
Corporate expenses	(46,071)	(50,403)
Other income and expense	2,478	4,682

Income before provision for income taxes	$105,326	$132,135

	At March 31,
	2014	2015
Assets by segment:
Corporate Finance	$247,094	$234,966
Financial Restructuring	185,843	186,234
Financial Advisory Services	99,660	98,688

Total segment assets	532,597	519,888
Corporate assets	528,629	709,960

Total assets	$1,061,226	$1,229,848

HOULIHAN LOKEY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Fiscal Years Ended March 31, 2014 and 2015

(All tables and balance disclosures are in thousands, except share data)

(15) SEGMENT AND GEOGRAPHICAL INFORMATION (Continued)

	Year Ended March 31,
	2014	2015
Revenues by Geography:
United States	$508,192	$595,113
International	84,258	85,759

Total revenues	$592,450	$680,872

	At March 31,
	2014	2015
Assets by Geography:
United States	$763,771	$948,054
International	297,455	281,794

Total assets	$1,061,226	$1,229,848

(16) SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the consolidated balance sheet date through the date at which the consolidated financial statements were available to be issued.

Schedule II—Valuation and Qualifying Accounts
March 31, 2014 and 2015
($ in thousands)
Allowance for Uncollectible Accounts

Balance—April 1, 2013	$3,217
Provision for bad debt	2,465
Write-off of uncollectible accounts	(1,829)
Foreign currency translation gain	9

Balance—March 31, 2014	$3,862
Provision for bad debt	2,027
Write-off of uncollectible accounts	(1,264)
Foreign currency translation gain	—

Balance—March 31, 2015	$4,625

HOULIHAN LOKEY

Committed to Creating Value for Our Clients

No. 1 M&A Advisor for U.S. Transactions Under $5 Billion

No. 1 Global Investment Banking Restructuring Advisor

No. 1 U.S. M&A Fairness Opinion Advisor Over the Past 10 Years

San Francisco
Los Angeles
Newport
Minneapolis
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Dallas
New York
Washington DC
Atlanta
Miami
London
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Madrid
Frankfurt
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Beijing
Tokyo
Hong Kong
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CORPORATE FINANCE

FINANCIAL ADVISORY SERVICES

FINANCIAL RESTRUCTURING

Rankings Source: Thomson Reuters, annual results as of December 31, 2014.

        Through and including                        , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions payable by the selling stockholders, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee.

Amount
Securities and Exchange Commission registration fee		*
FINRA filing fee		*
New York Stock Exchange listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses		*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Upon completion of this offering, our bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        Prior to the completion of this offering, we intend to enter into separate restated indemnification agreements with of our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bylaws.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares, if any, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

  (a)
  Issuances of capital stock

        From April 1, 2012 and through June 15, 2015, Fram Holdings, Inc. issued 318,875 shares of Series C Common Stock at prices ranging from $117.15 to $144.25 per share.

        From April 1, 2012 and through June 15, 2015, Fram Holdings, Inc. issued 90,109 shares of Series E Common Stock at prices ranging from $120.50 to $147.91 per share.

        No underwriters were involved in the foregoing issuance of securities. This transaction was exempt from registration under the Securities Act, pursuant to Section 4(a)(2) of the Securities Act or Regulation D, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

  (b)
  Restricted stock grants

        From April 1, 2012 and through June 15, 2015, Fram Holdings, Inc. granted 424,417 shares of restricted Series E Common Stock pursuant to the Fram Holdings, Inc. Second Amended and Restated 2006 Incentive Compensation Plan. The grant date fair value of these issues of restricted stock ranges from $125.00 to $141.00.

        The issuances of restricted stock described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

        Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased stock as described above represented their intention to acquire the stock for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

  The exhibit index attached hereto is incorporated herein by reference.

  (b)
  Financial Statement Schedules.

  All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (4)   In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this    day of                    , 2015.

HOULIHAN LOKEY, INC.
By:	Scott L. Beiser Chief Executive Officer and Director

POWER OF ATTORNEY

        We, the undersigned officers and directors of Houlihan Lokey, Inc. hereby severally constitute and appoint J. Lindsey Alley and Christopher M. Crain, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Scott L. Beiser	Chief Executive Officer and Director (principal executive officer)	, 2015
J. Lindsey Alley	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2015
Irwin N. Gold	Executive Chairman and Director	, 2015
Scott J. Adelson	Co-President and Director	, 2015
David A. Preiser	Co-President and Director	, 2015

Signature	Title	Date

Hideto Nishitani	Director	, 2015
Ron K. Barger	Director	, 2015
Paul E. Wilson	Director	, 2015

EXHIBIT INDEX

Exhibit number		Description of exhibit
1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of Houlihan Lokey, Inc., to be effective upon the closing of this offering.

3.2	*	Form of Amended and Restated Bylaws of Houlihan Lokey, Inc., to be effective upon the closing of this offering.

4.1	*	Specimen Stock Certificate evidencing the shares of Class A common stock.

5.1	*	Opinion of Latham & Watkins LLP.

9.1	*	Form of HL Voting Trust Agreement, to be effective upon the closing of this offering.

10.1	*	Form of Stockholders' Agreement, to be effective upon the closing of this offering.

10.2	*	Form of ORIX USA Registration Rights Agreement, to be effective upon the closing of this offering.

10.3	*	Form of HL Holders Registration Rights Agreement, to be effective upon the closing of this offering.

10.4	*	Form of Transition Services Agreement, to be effective upon the closing of this offering.

10.5	*	Form of New ORIX Facility, to be effective upon the closing of this offering.

10.6	*	Form of New Revolving Credit Facility, to be effective upon the closing of this offering.

10.7	*	Form of Indemnification Agreement between Houlihan Lokey, Inc. and its directors and executive officers, to be effective upon the closing of this offering.

10.8	*†	Form of 2006 Incentive Compensation Plan.

10.9	*†	Form of 2006 Incentive Compensation Plan Restricted Stock Award Agreement.

10.10	*†	Form of 2006 Incentive Compensation Plan Deferred Restricted Stock Award Agreement.

10.11	*†	Form of 2016 Incentive Award Plan.

10.12	*†	Form of 2016 Incentive Award Plan Restricted Stock Award Agreement.

10.13	*	Form of Tax Sharing Agreement, to be effective upon the closing of this offering.

10.14	*	Form of ORIX USA Cash Management Agreement, to be effective upon the closing of this offering.

10.15	*	Form of OGC Cash Management Agreement, to be effective upon the closing of this offering.

21.1	*	List of Subsidiaries.

23.1	*	Consent of KPMG LLP.

23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

99.1	*	Consent of Robert J.B. Lenhardt to be named as a board nominee.

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan or arrangement.